UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In connection with its Form 20-F filing for the year ended December 31, 2017, ABB Ltd (the “Company”) discovered that while it previously filed the form of “Indenture dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas,” it has not filed the executed indenture or related supplemental indenture. The Company is furnishing this Form 6-K to furnish such executed indenture and related supplemental indenture.

This Form 6-K consists of the following:

1. Indenture, dated as of May 8, 2012, among ABB Finance (USA) Inc., as Issuer, ABB Ltd, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee.

2. First Supplemental Indenture, dated as of May 8, 2012, among ABB Finance (USA) Inc., as Issuer, ABB Ltd, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 9, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 9, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

2

ABB FINANCE (USA) INC.,

Issuer

ABB LTD,

Guarantor

— and —

DEUTSCHE BANK TRUST COMPANY AMERICAS,

Trustee

INDENTURE

Dated as of May 8, 2012

Debt Securities

Guarantees of Debt Securities

Certain Sections of this Indenture

relating to the Trust Indenture Act of 1939

Trust Indenture
Act Section	Indenture Section

§310(a)(1)	607
(a)(2)	607
(b)	608
§312(a)	701, 702(1)
(b)	702
(c)	702
§313(a)	703
(b)(2)	703
(c)	703
(d)	703
§314(a)	704
(c)(1)	102
(c)(2)	102
(e)	102
§315(a)	601
(b)	601, 602
(c)	601
(d)	601
(e)	515
§316(a) (last sentence)	101
(a)(1)(A)	502, 512
(a)(1)(B)	513
(b)	508
§317(a)(1)	503
(a)(2)	504
(b)	1003
§318(a)	108

Note:                  This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

i

ARTICLE SEVEN HOLDERS LISTS AND REPORTS BY TRUSTEE, COMPANY AND GUARANTOR		64

Section 701.	Company to Furnish Trustee Names and Addresses of Holders	64
Section 702.	Preservation of Information; Communications to Holders	64
Section 703.	Reports by Trustee	65
Section 704.	Reports by Company and the Guarantor	65

ARTICLE EIGHT CONSOLIDATION, MERGER, SALES AND SUBSTITUTION		66

Section 801.	Company May Consolidate, Etc., Only on Certain Terms	66
Section 802.	Substitution of Company	67
Section 803.	Guarantor May Consolidate, Etc., Only on Certain Terms	68
Section 804.	Successor Person Substituted for Company or Guarantor	69

ARTICLE NINE SUPPLEMENTAL INDENTURES		70

Section 901.	Supplemental Indentures without Consent of Holders	70
Section 902.	Supplemental Indentures with Consent of Holders	72
Section 903.	Execution of Supplemental Indentures	73
Section 904.	Effect of Supplemental Indentures	73
Section 905.	Reference in Securities to Supplemental Indentures	74
Section 906.	Conformity with Trust Indenture Act	74

ARTICLE TEN COVENANTS		74

Section 1001.	Payment of Principal, Premium, Interest and Additional Amounts	74
Section 1002.	Maintenance of Office or Agency	74
Section 1003.	Money for Securities Payments to Be Held in Trust	76
Section 1004.	Additional Amounts	77
Section 1005.	Corporate Existence	78
Section 1006.	Negative Pledge	78
Section 1007.	Waiver of Certain Covenants	79
Section 1008.	Company and Guarantor Statement as to Compliance	79
Section 1009.	Calculation of Original Issue Discount	79

ARTICLE ELEVEN REDEMPTION OF SECURITIES		80

Section 1101.	Applicability of Article	80
Section 1102.	Election to Redeem; Notice to Trustee	80
Section 1103.	Selection by Trustee of Securities to be Redeemed	80
Section 1104.	Notice of Redemption	81
Section 1105.	Deposit of Redemption Price	83
Section 1106.	Securities Payable on Redemption Date	83
Section 1107.	Securities Redeemed in Part	84

ARTICLE TWELVE SINKING FUNDS		84

Section 1201.	Applicability of Article	84
Section 1202.	Satisfaction of Sinking Fund Payments with Securities	85
Section 1203.	Redemption of Securities for Sinking Fund	85

ARTICLE THIRTEEN REPAYMENT AT THE OPTION OF HOLDERS		86

Section 1301.	Applicability of Article	86

ARTICLE FOURTEEN SECURITIES IN FOREIGN CURRENCIES		86

Section 1401.	Applicability of Article	86
Section 1402.	Monies of Different Currencies to be Segregated	87

ARTICLE FIFTEEN MEETINGS OF HOLDERS OF SECURITIES		87

Section 1501.	Purposes for Which Meetings May Be Called	87
Section 1502.	Call, Notice and Place of Meetings	87
Section 1503.	Persons Entitled to Vote at Meetings	87
Section 1504.	Quorum; Action	88
Section 1505.	Determination of Voting Rights; Conduct and Adjournment of Meetings	89
Section 1506.	Counting Votes and Recording Action of Meetings	90

ARTICLE SIXTEEN GUARANTEE		90

Section 1601.	Guarantee Agreement; Form of Guarantee	90

INDENTURE, dated as of May 8, 2012 (the “Indenture”), among: ABB FINANCE (USA) INC., a Delaware corporation (the “Company”), having its principal executive office located at 501 Merritt 7, Norwalk, Connecticut 06851; ABB LTD, a corporation organized and existing under the laws of Switzerland (the “Guarantor”) having its principal executive office located at Affolternstrasse 44, 8050 Zurich, Switzerland; and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation duly organized and existing under the laws of the United States of America, as trustee, registrar, paying agent and transfer agent (the “Trustee,” “Registrar,” “Paying Agent,” and “Transfer Agent,” respectively).

RECITALS

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its senior unsecured debentures, notes or other evidences of indebtedness (hereinafter called the “Securities”), unlimited as to principal amount and which will be guaranteed by the Guarantor, to bear such fixed or floating rates of interest, to mature at such time or times, to be issued in one or more series and to have such other provisions as shall be fixed as hereinafter provided.

The Guarantor has duly authorized the execution and delivery of this Indenture to provide for the issuance of its guarantee in respect of series of the Securities issued hereunder.

All things necessary to make this Indenture a valid agreement of the Company and the Guarantor, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders (as herein defined) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of any series thereof and any Coupons (as herein defined) as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101.                             Definitions.

Except as otherwise expressly provided in or pursuant to this Indenture or unless the context otherwise requires, for all purposes of this Indenture:

(1)                         the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2)                         all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)                         all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(4)                         the words “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(5)                         the word “or” is always used inclusively (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”);

(6)                         provisions apply to successive events and transactions;

(7)                         the term “merger” includes a statutory share exchange and the terms “merge” and “merged” have correlative meanings;

(8)                         the masculine gender includes the feminine and the neuter; and

(9)                         references to agreements and other instruments include subsequent amendments and supplements thereto.

Certain terms used principally in certain Articles hereof are defined in those Articles.

“ABB Group” means the Guarantor and each Group Subsidiary.

“Act,” when used with respect to any Holders, has the meaning specified in Section 104.

“Additional Amounts” means any additional amounts which are required by this Indenture, by the terms of any Security established pursuant to Section 301 or by the terms of the Guarantee, under circumstances specified herein or therein, to be paid by the Company or the Guarantor, as applicable, in respect of certain taxes, duties, levies, imposts, assessments or other governmental charges imposed on Holders specified herein or therein.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agency,” with respect to any Securities, means an agent of the Company or the office of an agent of the Company, as the context requires, in each case maintained or designated in a Place of Payment for such Securities pursuant to Section 1002 or any other agent of the Company or office of an agent of the Company, as the context requires, in each case maintained or designated for such Securities pursuant to Section 1002 or, to the extent designated or required by Section 1002 in lieu of such agent or agent’s office, the Corporate Trust Office of the Trustee (other than for Bearer Securities).

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 611 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Authorized Agent” has the meaning specified in Section 119.

“Authorized Newspaper” means a newspaper, in an official language of the place of publication or in the English language, customarily published on each day that is a Business Day in the place of publication, whether or not published on days that are not Business Days in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same place meeting the foregoing requirements and in each case on any day that is a Business Day in the place of publication.

“Bearer Security” means any Security in the form established pursuant to Section 201 which is payable to bearer.

“Board of Directors” means the board of directors of the Company or the Guarantor, as the case may be, or any committee of such board duly authorized to act generally or in any particular respect for the Company or the Guarantor, as applicable, hereunder. The term “board of directors” means the board of directors of the Company or the Guarantor, as the case may be, and does not include committees of such board of directors.

“Board Resolution” means a copy of one or more resolutions, certified by the Secretary or an Assistant Secretary of the Company or the Guarantor, as applicable, to have been duly adopted by the Board of Directors of the Company or the Guarantor, as applicable, and to be in full force and effect on the date of such certification, delivered to the Trustee.

“Business Day” means, unless otherwise specified with respect to the Securities of any series pursuant to Section 301, any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close; provided that such term shall mean, when used with respect to any payment of principal of, or premium or interest, if any, on, or Additional Amounts with respect to, the Securities of any series to be made at any Place of Payment for such Securities, unless otherwise specified pursuant to Section 301 with respect to such Securities, any day other than a Saturday, Sunday or other day on which banking institutions in such Place of Payment are authorized or obligated by law, regulation or executive order to close.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Stock” includes any stock of any class of the Company or the Guarantor, as the context requires, which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or the Guarantor, as applicable, and which is not subject to redemption by the Company or the Guarantor, as applicable.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Request” and “Company Order” mean, respectively, a written request or order, as the case may be, signed in the name of the Company by the Chairman, the Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee.

“Conversion Event” means the cessation of use of (i) a Foreign Currency both by the government of the country or the confederation which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (ii) any currency unit or composite currency for the purposes for which it was established.

“Corporate Trust Office” means either (A) the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of this Indenture is located at Deutsche Bank Trust Company Americas, 60 Wall Street, MSNYC 60-2710, New York, New York 10005, Attention: Trust and Securities Services; copy to Deutsche Bank National Trust Company, Attention: Trust and Securities Services, 100 Plaza One - 6th floor MSJCY03-0699, Jersey City, New Jersey 07311-3901, or (B) for purposes of Section 1002, “Corporate Trust Office” means the principal corporate trust office of the Trustee in The City of New York at which at any particular time its corporate trust business shall be administered in The City of New York, which office at the date of this Indenture is located at 60 Wall Street, MSNYC 60-2710, New York, New York 10005, Attention: Trust and Securities Services.

“Corporation” includes corporations, partnerships, associations, limited liability companies and other companies, and business trusts. The term “corporation” means a corporation and does not include partnerships, associations, limited liability companies or other companies or business trusts.

“Coupon” means any interest coupon appertaining to a Bearer Security.

“Currency,” with respect to any payment, deposit or other transfer in respect of the principal of or any premium or interest on or any Additional Amounts with respect to any Security, means Dollars or the Foreign Currency, as the case may be, in which such payment, deposit or other transfer is required to be made by or pursuant to the terms hereof or such Security and, with respect to any other payment, deposit or transfer pursuant to or contemplated by the terms hereof or such Security, means Dollars.

“CUSIP number” means the alphanumeric designation assigned to a Security by Standard & Poor’s, CUSIP Service Bureau.

“Defaulted Interest” has the meaning specified in Section 307.

“Depository” means, with respect to any Security issuable or issued in the form of one or more global Securities, the Person designated as depository by the Company in or pursuant to this Indenture, and, unless otherwise provided with respect to any Security, any successor to such Person. If at any time there is more than one such Person, “Depository” shall mean, with respect to any Securities, the depository which has been appointed with respect to such Securities.

“Dollars” or “$” means a dollar or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

“Equivalent Terms” has the meaning specified in Section 1102.

“Event of Default” has the meaning specified in Section 501.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto, in each case as amended from time to time.

“Foreign Currency” means any currency, currency unit or composite currency issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such government.

“GAAP” and “generally accepted accounting principles” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in this Indenture, all ratios and calculations based on GAAP contained in this Indenture shall be computed in accordance with GAAP. At any time the Company or the Guarantor, as applicable, may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles to any such ratio or calculation in lieu of GAAP and, upon any such election, references herein to GAAP and in relation to the Company or the Guarantor, as applicable, shall thereafter be construed to mean IFRS (except as otherwise provided in this Indenture). The Company or the Guarantor, as applicable, shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

“Government Obligations” means securities which are (i) direct obligations of the United States of America, in respect of Securities payable in Dollars, or the other government or governments in the confederation which issued the Foreign Currency in which the principal of or any premium or interest on the relevant Security or any Additional Amounts in respect thereof shall be payable, in each case where the payment or payments thereunder are supported by the full faith and credit of such government or governments, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such other government or governments, as the case may be, in each case where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the

Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depository receipt.

“Group Subsidiary” means a company the financial statements of which are consolidated with the financial statements of the Guarantor.

“Guarantee” means the guarantee of the Guarantor with respect to the Securities of any series issued hereunder, in the form set forth in Section 1601.

“Guarantor” means the Person named as the “Guarantor” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Guarantor” shall mean such successor Person.

“Holder,” in the case of any Registered Security, means the Person in whose name such Security is registered in the Security Register and, in the case of any Bearer Security, means the bearer thereof and, in the case of any Coupon, means the bearer thereof.

“Indebtedness,” when used with respect to any Person, and without duplication, unless otherwise specified with respect to the Securities of any series pursuant to Section 301, means any indebtedness (whether being principal, premium or interest) for or in respect of (i) any notes, bonds, debenture stock, loan stock or other securities or (ii) any borrowed money.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and, with respect to any Security, by the terms and provisions of such Security and any Coupon appertaining thereto established pursuant to Section 301 (as such terms and provisions may be amended pursuant to the applicable provisions hereof), provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of those particular series of Securities for which such Person is Trustee established pursuant to Section 301, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted.

“Indexed Security” means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

“interest,” with respect to any Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date,” with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Judgment Currency” has the meaning specified in Section 115.

“Material Subsidiary” means a Group Subsidiary that:

(a)                                 is the holding company of a country (and not a region) that, together with its subsidiaries, has combined third-party revenues in excess of 5% of the consolidated revenues of the ABB Group for the most recently completed fiscal year;

(b)                                 on a non-consolidated legal entity basis, has third-party revenues in excess of 10% of the consolidated revenues of the ABB Group for the most recently completed fiscal year; or

(c)                                  has any notes, bonds, debenture stock, loan stock or other securities outstanding to non-ABB Group third parties in respect of which a guarantee, keep-well agreement or other credit support has been provided by the Guarantor;

provided that (i) third-party revenues shall exclude any revenues not included in total revenues in the consolidated income statement of the ABB Group, (ii) the term “revenues” shall exclude any revenues attributable to activities classified by the Guarantor as discontinued operations in the consolidated financial statements of the ABB Group and (iii) all revenue figures shall be prepared in accordance with the generally accepted accounting principles used in the preparation of the consolidated financial statements of the ABB Group.

“Maturity,” with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as provided in or pursuant to this Indenture or such Security, whether at the Stated Maturity, upon acceleration, upon redemption at the option of the Company, upon repurchase or repayment at the option of the Holder or otherwise, and includes a Redemption Date for such Security and a date fixed for the repurchase or repayment of such Security at the option of the Holder.

“New York Banking Day” has the meaning specified in Section 115.

“Office,” with respect to any Securities, means an office of the Company maintained or designated in a Place of Payment for such Securities pursuant to Section 1002 or any other office of the Company maintained or designated for such Securities pursuant to Section 1002 or, to the extent designated or required by Section 1002 in lieu of such office, the Corporate Trust Office of the Trustee (other than for Bearer Securities).

“Officers’ Certificate” means a certificate signed by the Chairman, the Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or the Guarantor, as applicable, that complies with the requirements of Section 314(e) of the Trust Indenture Act and is delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the Company or the Guarantor, as the case may be, or other counsel who shall be reasonably acceptable to the Trustee, that, if required by the Trust Indenture Act, complies with the requirements of Section 314(e) of the Trust Indenture Act.

“Original Issue Discount Security” means a Security, other than an Indexed Security, issued pursuant to this Indenture which provides for an amount less than the principal amount thereof to be due and payable upon acceleration pursuant to Section 502.

“Outstanding,” when used with respect to any Securities, means, as of the date of determination, all such Securities theretofore authenticated and delivered under this Indenture, except:

(a)                                 any such Security theretofore cancelled by the Trustee or the Security Registrar or delivered to the Trustee or the Security Registrar for cancellation;

(b)                                 any such Security for whose payment at the Maturity thereof money in the necessary amount (or, to the extent that such Security is payable at such Maturity in shares of Common Stock or other securities or property, Common Stock or such other securities or property in the necessary amount, together with, if applicable, cash in lieu of fractional shares or securities) has been theretofore deposited pursuant hereto (other than pursuant to Section 402) with the Trustee or any Paying Agent (other than the Company, the Guarantor or any Affiliate of the Company or the Guarantor) in trust or set aside and segregated in trust by the Company, the Guarantor or any Affiliate of the Company or the Guarantor (if it shall act as Paying Agent) for the Holders of such Securities and any Coupons appertaining thereto, provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c)                                  any such Security with respect to which the Company has effected defeasance or covenant defeasance pursuant to Section 402, except to the extent provided in Section 402;

(d)                                 any such Security which has been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, unless there shall have been presented to the Trustee proof satisfactory to it that such Security is held by a bona fide purchaser in whose hands such Security is a valid obligation of the Company; and

(e)                                  any such Security converted or exchanged as contemplated by this Indenture into Common Stock or other securities or property, if the terms of such Security provide for such conversion or exchange pursuant to Section 301;

provided, however, that in determining whether the Holders of the requisite aggregate principal amount of Outstanding Securities have given any request, demand, authorization, direction,

notice, consent or waiver hereunder or are present at a meeting of Holders of Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination and that shall be deemed to be Outstanding for such purposes shall be equal to the amount of the principal thereof that pursuant to the terms of such Original Issue Discount Security would be due and payable upon acceleration thereof pursuant to Section 502 at the time of such determination, and (ii) the principal amount of any Indexed Security that may be counted in making such determination and that shall be deemed Outstanding for such purpose shall be equal to the principal amount of such Indexed Security at original issuance, unless otherwise provided in or pursuant to this Indenture, and (iii) the principal amount of a Security denominated in a Foreign Currency that may be counted in making such determination and that shall be deemed Outstanding for such purposes shall be the Dollar equivalent, determined on the date of original issuance of such Security, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent on the date of original issuance of such Security of the amount determined as provided in (i) above) of such Security, and (iv) Securities owned by the Company, the Guarantor or any other obligor upon the Securities or any Affiliate of the Company, the Guarantor or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making any such determination or relying upon any such request, demand, authorization, direction, notice, consent or waiver, the Trustee shall be entitled to conclusively rely on any such request, demand, authorization, direction, notice, consent or waiver, but only to the extent the Responsible Officer of the Trustee making such determination does not have actual knowledge that such Securities are not so owned. Securities so owned which shall have been pledged in good faith may be regarded as Outstanding if the pledgee establishes in writing to the satisfaction of the Trustee (A) the pledgee’s right so to act with respect to such Securities and (B) that the pledgee is not the Company, the Guarantor or any other obligor upon the Securities or any Coupons appertaining thereto or an Affiliate of the Company, the Guarantor or such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of, or any premium or interest on, or any Additional Amounts with respect to, any Security or any Coupon on behalf of the Company.

“Permitted Security Interest” means:

(a)                                 any Security Interest existing on the issue date of the Securities of a series or, in the event that such Securities are to be consolidated with an earlier series, the issue date of such earlier series;

(b)                                 any Security Interest arising by operation of law (or by contract having an equivalent effect) or in the ordinary course of business;

(c)                                  any Security Interest on assets of a company acquired by a member of the ABB Group after the issue date of the Securities of a series or, in the event that such Securities are to be consolidated with an earlier series, the issue date of such earlier series, provided that (i) such Security Interest was existing or agreed to be created at or before the time the relevant company became a member of the ABB Group, (ii) such Security Interest was not created in contemplation of such acquisition, (iii) the principal amount then secured is not exceeded or increased and (iv) the then repayment date of the amount secured is not extended;

(d)                                 any Security Interest securing Indebtedness incurred to refinance other Indebtedness itself secured by a Security Interest included in items (a) to (c) above, but only if the principal amount of the Indebtedness is not increased, other than additional Indebtedness incurred to pay fees, underwriting discounts, premiums and other costs and expenses in connection therewith, and only the same assets are secured as were secured by the prior Security Interest;

(e)                                  any Security Interest provided by a Material Subsidiary in the ordinary course of the structured finance business of the Guarantor or such Material Subsidiary; or

(f)                                   any other Security Interest, but only if the aggregate Indebtedness of the ABB Group (including the Company) secured by such Security Interests permitted under this item (f) does not at any time exceed 20% of the consolidated total assets of the ABB Group (determined in accordance with the generally accepted accounting principles used in the preparation of the consolidated financial statements of the ABB Group);

“Person” and “person” mean any individual, Corporation, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment,” with respect to any Security, means the place or places where the principal of, or any premium or interest on, or any Additional Amounts with respect to such Security are payable as provided in or pursuant to this Indenture or such Security.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same indebtedness as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a lost, destroyed, mutilated or stolen Security or any Security to which a mutilated, destroyed, lost or stolen Coupon appertains shall be deemed to evidence the same indebtedness as the lost, destroyed, mutilated or stolen Security or the Security to which a mutilated, destroyed, lost or stolen Coupon appertains.

“Redemption Date,” with respect to any Security or portion thereof to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture or such Security.

“Redemption Price,” with respect to any Security or portion thereof to be redeemed, means the price at which it is to be redeemed as determined by or pursuant to this Indenture or such Security.

“Registered Security” means any Security established pursuant to Section 201 which is registered in the Security Register.

“Regular Record Date” for the interest payable on any Registered Security on any Interest Payment Date therefor means the date, if any, specified in or pursuant to this Indenture or such Security as the regular record date for the payment of such interest.

“Required Currency” has the meaning specified in Section 115.

“Responsible Officer” means any officer of the Trustee in its corporate trust department and also means, with respect to a particular corporate trust matter, any other officer or employee of the Trustee to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

“Securities Act” means the Securities Act of 1933, as amended, or any successor thereto, in each case as amended from time to time.

“Securitization Indebtedness” means any Indebtedness in respect of which the Person or Persons to whom any such money is or may be owed by the relevant borrower (whether or not a member of the ABB Group) in respect of such Indebtedness has or have no recourse whatsoever to any member of the ABB Group for the repayment thereof other than:

(a)                                 recourse to such borrower for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from an asset or assets, security over which has been created in relation to the repayment of such Indebtedness;

(b)                                 recourse to such borrower for the purpose only of enabling amounts to be claimed in respect of such Indebtedness in an enforcement of any encumbrance given by such borrower over such asset or assets or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure the repayment of such Indebtedness, provided that (i) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (ii) such Person or Persons are not entitled, by virtue of any right or claim arising out of or in connection with such Indebtedness, to commence proceedings for the liquidation, dissolution or winding-up of the borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of the borrower or any of its assets (other than the assets that are the subject of such encumbrance); and/or

(c)                                  recourse to such borrower generally, or directly or indirectly to a member of the ABB Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another acting in any capacity other than as a collecting or servicing agent or an indemnity in respect thereof or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the Person against whom such recourse is available.

“Security” or “Securities” means any note or notes, bond or bonds, debenture or debentures, or any other evidences of indebtedness, as the case may be, authenticated and delivered under this Indenture; provided, however, that, if at any time there is more than one Person acting as Trustee under this Indenture, “Securities,” with respect to any such Person, shall mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

“Security Interest” means any mortgage, pledge, lien, hypothecation, security interest or other charge.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 305.

“Special Record Date” for the payment of any Defaulted Interest on any Registered Security means a date fixed therefor by the Trustee pursuant to Section 307.

“Stated Maturity,” with respect to any Security or any installment of principal thereof or interest thereon or any Additional Amounts with respect thereto, means the date established by or pursuant to this Indenture or such Security as the fixed date on which the principal of such Security or such installment of principal or interest is, or such Additional Amounts are, due and payable.

“Subsidiary” means (1) any corporation at least a majority of the total voting power of whose outstanding Voting Stock is owned, directly or indirectly, at the date of determination by the Company or the Guarantor, as the case may be, and/or one or more other Subsidiaries, and (2) any other Person in which the Company or the Guarantor, as the case may be, and/or one or more other Subsidiaries, directly or indirectly, at the date of determination, (x) own at least a majority of the outstanding ownership interests or (y) have the power to elect or direct the election of, or to appoint or approve the appointment of, at least a majority of the directors, trustees or managing members of, or other persons holding similar positions with, such Person.

“Substituted Debtor” has the meaning specified in Section 801.

“Trust Indenture Act” means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed; provided, however, that in the event that the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means the Trust Indenture Act of 1939 as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such with respect to one or more series of Securities pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Trustee” shall mean each such Person and as used with respect to the Securities of any series shall mean the Trustee with respect to the Securities of such series.

“United States,” means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and the term “United States of America” means the United States of America.

“Vice President,” when used with respect to the Company, the Guarantor or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “Vice President.”

“Voting Stock” means, with respect to any Person, any class or series of capital stock of, or other equity interests in, such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of, or to appoint or to approve the appointment of, the directors, trustees or managing members of, or other persons holding similar positions with, such Person.

Section 102.                             Compliance Certificates and Opinions.

Except as otherwise expressly provided in or pursuant to this Indenture, upon any application or request by the Company or the Guarantor to the Trustee to take any action under any provision of this Indenture, the Company or the Guarantor, as the case may be, shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents or any of them is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Section 103.                             Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company or the Guarantor may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless such officer knows, or in the exercise of reasonable care should know, that the Opinion of Counsel with respect to the matters upon which his certificate or opinion is based is erroneous. Any such Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company or the Guarantor, a governmental official or officers or any other Person or Persons, stating that the information with respect to such factual matters is in the possession of the Company or the Guarantor unless counsel rendering the Opinion of Counsel knows, or in the exercise of reasonable care should know, that the certificate, opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture or any Security, they may, but need not, be consolidated and form one instrument.

Section 104.                             Acts of Holders; Record Dates.

(1)                                 Any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to this Indenture to be made, given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. If, but only if, Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided in or pursuant to this Indenture to be made, given or taken by Holders of Securities of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article Fifteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantor. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 315 of the Trust Indenture Act) conclusive in favor of the Trustee, the Company, the Guarantor and any agent of the Trustee, the Company or the Guarantor, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1506.

Without limiting the generality of this Section 104, unless otherwise provided in or pursuant to this Indenture, a Holder, including a Depository that is a Holder of a global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture or the Securities to be made, given or taken by Holders, and a Depository that is a Holder of a global Security may provide its proxy or proxies to the beneficial owners of interests in any such global Security through such Depository’s standing instructions and customary practices.

(2)                                 The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

(3)                                 The ownership, principal amount and serial numbers of Registered Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, shall be proved by the Security Register.

(4)                                 The ownership, principal amount and serial numbers of Bearer Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, may be proved by the production of such Bearer Securities or by a certificate executed, as depositary, by any trust company, bank, banker or other depositary reasonably acceptable to the Company, wherever situated, if such certificate shall be deemed by the Company and the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Bearer Securities therein described; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate or affidavit is deemed by the Company and the Trustee to be satisfactory. The Trustee and the Company may assume that such ownership of any Bearer Security continues until (1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, or (2) such Bearer Security is produced to the Trustee by some other Person, or (3) such Bearer Security is surrendered in exchange for a Registered Security, or (4) such Bearer Security is no longer Outstanding. The ownership, principal amount and serial numbers of Bearer Securities held by the Person so executing such instrument or writing and the date of the commencement and the date of the termination of holding the same may also be proved in any other manner which the Company and the Trustee deem sufficient.

(5)                                 If the Company or the Guarantor shall solicit from the Holders of any Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may at its option (but is not obligated to), by Board Resolution, fix in advance a record date for the determination of Holders of Registered Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of Registered Securities of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Outstanding Securities have authorized, agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders of Registered Securities shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

(6)                                 Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or suffered to be done by the Trustee, any Security Registrar, any Paying Agent, the Company or the Guarantor in reliance thereon, whether or not notation of such Act is made upon such Security.

Section 105.                             Notices, etc. to Trustee, Company and Guarantor.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)                         the Trustee by any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, or

(2)                         the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to the attention of its Secretary at the address of its principal office specified in the first paragraph of this instrument with the notation: “c/o ABB Holdings Inc.” or at any other address furnished in writing to the Trustee by the Company for such purpose, with a copy to the Guarantor addressed to the attention of its Legal Department at the address of its principal office specified in the first paragraph of this instrument or at any other address furnished in writing to the Trustee by the Guarantor for such purpose, or

(3)                         the Guarantor by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Guarantor addressed to the attention of its Legal Department at the address of its principal office specified in the first paragraph of this instrument or at any other address furnished in writing to the Trustee by the Guarantor for such purpose.

Section 106.                             Notice to Holders of Securities; Waiver.

Except as otherwise expressly provided in or pursuant to this Indenture, where this Indenture provides for notice to Holders of Securities of any event,

(1)                         such notice shall be sufficiently given to Holders of Registered Securities if in writing and mailed, first-class postage prepaid, or if delivered electronically pursuant to the applicable procedures of the Depository, to each Holder of a Registered Security affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice; and

(2)                         such notice shall be sufficiently given to Holders of Bearer Securities, if any, if published, at the expense of the Company, in an Authorized Newspaper in The City of New York and, if such Securities are then listed on any stock exchange outside the United States, in an Authorized Newspaper in such city as the Company shall advise the Trustee in writing that such stock exchange so requires, on a Business Day at least twice, the first such publication to be not earlier than the earliest date and the second such publication not later than the latest date prescribed for the giving of such notice.

In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder of a Registered Security shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice to Holders of Bearer Securities given as provided herein. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given or provided. In the case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee in its sole discretion shall constitute a sufficient notification for every purpose hereunder.

In case by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause it shall be impracticable to publish any notice to Holders of Bearer Securities as provided above, then such notification to Holders of Bearer Securities as shall be given with the approval of the Trustee in its sole discretion shall constitute sufficient notice to such Holders for every purpose hereunder. Neither failure to give notice by publication to Holders of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of any notice mailed to Holders of Registered Securities as provided above.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders of Securities shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 107.                             Language of Notices.

Any request, demand, authorization, direction, notice, consent, waiver or other action required or permitted under this Indenture shall be in the English language, except that, if the Company or the Guarantor so elects, any published notice may be in an official language of the country of publication.

Section 108.                             Conflict with Trust Indenture Act.

If any provision of this Indenture limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 109.                             Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 110.                             Successors and Assigns.

All covenants and agreements in this Indenture by the Company and the Guarantor shall bind its successors and assigns, whether so expressed or not.

Section 111.                             Separability Clause.

In case any provision in this Indenture, any Security or any Coupon shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby.

Section 112.                             Benefits of Indenture.

Nothing in this Indenture, any Security or any Coupon, express or implied, shall give to any Person, other than the parties hereto, any Security Registrar, any Paying Agent and their successors hereunder and the Holders of Securities or Coupons, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 113.                             Governing Law; Waiver of Jury Trial.

This Indenture, the Guarantee, the Securities and any Coupons shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS INDENTURE, THE SECURITIES, ANY COUPONS, THE GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 114.                             Legal Holidays.

Unless otherwise specified in or pursuant to this Indenture or any Securities, in any case where any Interest Payment Date, Stated Maturity or Maturity of, or any other day on which a payment is due with respect to, any Security shall be a day which is not a Business Day, then payment need not be made on such day, but such payment may be made on the next succeeding day that is a relevant Business Day with the same force and effect as if made on the Interest Payment Date, at the Stated Maturity or Maturity or on any such other payment date, as the case may be, and no interest shall accrue or be payable on such succeeding Business Day for the period from and after such Interest Payment Date, Stated Maturity, Maturity or other payment date, as the case may be, to such succeeding Business Day.

Section 115.                             Counterparts.

This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 116.                             Judgment Currency.

Each of the Company and the Guarantor agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, or Additional Amounts on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding the date on which a final unappealable judgment is given and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with clause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, “New York Banking Day” means any day except a Saturday, Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to be closed. The provisions of this Section 116 shall not be applicable with respect to any payment due on a Security which is payable in Dollars.

Section 117.                             Extension of Payment Dates.

In the event that (i) the terms of any Security or Coupon appertaining thereto established in or pursuant to this Indenture permit the Company or any Holder thereof to extend the date on which any payment of principal of, or premium, if any, or interest, if any, on, or Additional Amounts, if any, with respect to such Security or Coupon is due and payable and (ii) the due date for any such payment shall have been so extended, then all references herein to the Stated Maturity of such payment (and all references of like import) shall be deemed to refer to the date as so extended.

Section 118.                             Immunity of Stockholders, Directors, Officers and Agents of the Company and the Guarantor.

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any past, present or future stockholder, employee, officer or director, as such, of the Company or the Guarantor or of any of the Company’s or the Guarantor’s predecessors or successors, either directly or through the Company or the Guarantor, as applicable, or any predecessor or successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders and as part of the consideration for the issue of the Securities.

Section 119.                             Submission to Jurisdiction; Appointment of Agent for Service of Process; Waiver of Immunities.

The Guarantor hereby appoints CT Corporation System acting through its office at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent (the “Authorized Agent”) for the limited purpose of receiving service of process in any legal action, suit or proceeding against the Guarantor arising out of, or in connection with, this Indenture or the Guarantee instituted in any federal court of the United States or court of the State of New York located in the Borough of Manhattan, The City of New York by the Holder of any Security or the Trustee and agrees that service of process upon such Authorized Agent, together with written notice of said service to the Guarantor by the person serving the same, addressed as provided in Section 105, shall be deemed in every respect effective service of process upon the Guarantor in any such legal action, suit or proceeding. The Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of any such court (assuming it is a court of competent jurisdiction) in respect of any such legal action, suit or proceeding, and waives any objection which it may now or hereafter have to the laying of venue of any such legal action, suit or proceeding or that such court is an inconvenient forum. Such appointment shall be irrevocable until all obligations due, or that may become due, under or in respect of the Guarantee have been paid in full by the Company or the Guarantor, as the case may be, to the Trustee pursuant to the terms of this Indenture and the Guarantee. Notwithstanding the foregoing, the Guarantor reserves the right to appoint another Person located or with an office in The City of New York, selected in its discretion, as a successor Authorized Agent, and upon acceptance of such appointment by such a successor the appointment of the prior Authorized Agent shall terminate. If for any reason CT Corporation System ceases to be able to act as the Authorized Agent or to have an address in The City of New York, the Guarantor shall appoint a successor Authorized Agent in accordance with the preceding sentence. The Guarantor further agrees to take any and all action, including the filing of any and all documents and instruments as may be necessary to continue such designation and appointment of such agent in full force and effect until this Indenture has been satisfied and discharged in accordance with Article Four hereof. Service of process upon the Authorized Agent addressed to it at the address set forth above, as such address may be changed within The City of New York by notice given by the Authorized Agent to the Trustee, together with written notice of such service mailed or delivered to the Guarantor shall be deemed, in every respect, effective service of process on the Guarantor.

To the extent that the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, the Guarantor hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Guarantee, to the extent permitted by law.

Section 120.                             USA Patriot Act.

The parties hereto acknowledge that, in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. Each of the Company and the Guarantor agrees that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

Section 121.                             Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

ARTICLE TWO

SECURITIES FORMS

Section 201.                             Forms Generally.

Each Registered Security, Bearer Security, Coupon and temporary or permanent global Security issued pursuant to this Indenture shall be in the form established by or pursuant to a Board Resolution of the Company and set forth in an Officers’ Certificate of the Company, or established in one or more indentures supplemental hereto, shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by or pursuant to this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officer of the Company executing such Security or Coupon as evidenced by the execution of such Security or Coupon.

Unless otherwise provided in or pursuant to this Indenture or any Securities, the Securities shall be issuable in registered form without Coupons.

Definitive Securities and definitive Coupons shall be printed, lithographed or engraved or produced by any combination of these methods or in any other manner, all as determined by the officer of the Company executing such Securities or Coupons, as evidenced by the execution of such Securities or Coupons.

Section 202.                             Form of Trustee’s Certificate of Authentication.

Subject to Section 611, the Trustee’s certificate of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

DEUTSCHE BANK TRUST COMPANY
AMERICAS, as Trustee
By:	Deutsche Bank National Trust Company

By:
Authorized Signatory

Section 203.                             Securities in Global Form.

Unless otherwise provided in or pursuant to this Indenture or any Securities, the Securities shall not be issuable in global form. If Securities of a series shall be issuable in temporary or permanent global form, any such Security may provide that it or any principal amount of such Securities shall represent the aggregate amount of all Outstanding Securities of such series (or such lesser principal amount as is permitted by the terms thereof) from time to time endorsed thereon or reflected on the books and records of the Trustee and may also provide that the aggregate principal amount of Outstanding Securities represented thereby may from time to time be increased or reduced to reflect exchanges. Any endorsement of any Security in global form to reflect the principal amount, or any increase or decrease in the principal amount, or changes in the rights of Holders, of Outstanding Securities represented thereby shall be made in such manner and by such Person or Persons as shall be specified therein or pursuant to Section 301 with respect to such Security or in the Company Order to be delivered pursuant to Section 303 or 304 with respect thereto. Subject to the provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in global form in the manner and upon written instructions given by the Person or Persons specified therein or pursuant to Section 301 with respect to such Security or in the applicable Company Order. If a Company Order pursuant to Section 303 (with respect to Outstanding Securities) or 304 has been, or simultaneously is, delivered, any instructions by the Company with respect to a Security in global form shall be in writing but need not be accompanied by or contained in an Officers’ Certificate of the Company and need not be accompanied by an Opinion of Counsel. Notwithstanding the foregoing provisions of this paragraph, in the event a global Security is exchangeable for definitive Securities as provided in Section 305, then, unless otherwise provided in or pursuant to this Indenture with respect to the Securities of such series, the Trustee shall deliver and redeliver such global Security to the extent necessary to effect such exchanges, shall endorse such global Security to reflect any decrease in the principal amount thereto resulting from such exchanges and shall take such other actions, all as contemplated by Section 305.

Notwithstanding the provisions of Section 307, payment of principal of, any premium and interest on, and any Additional Amounts in respect of any Security in temporary or permanent global form shall be made to the Person in whose name such Security is registered.

Notwithstanding anything to the contrary, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee shall treat as the Holder of the principal amount of Outstanding Securities represented by a global Security (i) in the case of a global Security in registered form, the Holder of such global Security in registered form, or (ii) in the case of a global Security in bearer form, the Person or Persons specified pursuant to Section 301.

ARTICLE THREE

THE SECURITIES

Section 301.                             Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series.

With respect to any Securities to be authenticated and delivered hereunder, there shall be established in or pursuant to one or more Board Resolutions of the Company and set forth in an Officers’ Certificate of the Company, or established in one or more indentures supplemental hereto, prior to the issuance of any Securities of a series,

(1)                         the title of the Securities of such series;

(2)                         any limit upon the aggregate principal amount of the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Section 304, 305, 306, 905 or 1107, upon repayment in part of any Security of such series pursuant to Article Thirteen or upon surrender in part of any Security for conversion or exchange into Common Stock or other securities or property pursuant to its terms);

(3)                         if such Securities are to be issuable as Registered Securities, as Bearer Securities or alternatively as Bearer Securities and Registered Securities, and whether the Bearer Securities are to be issuable with Coupons, without Coupons or both, and any restrictions applicable to the offer, sale or delivery of the Bearer Securities and the terms, if any, upon which Bearer Securities may be exchanged for Registered Securities and vice versa;

(4)                         if any of such Securities are to be issuable in global form, when any of such Securities are to be issuable in global form and (i) whether such Securities are to be issued in temporary or permanent global form or both, (ii) whether beneficial owners of interests in any such global Security may exchange such interests for Securities of the same series and of like tenor and of any authorized form and denomination, and the circumstances under which any such exchanges may occur, if other than in the manner specified in Section 305, (iii) the name of the Depository with respect to any such global Security and (iv) if applicable and in addition to the Persons specified in Section 305, the Person or Persons who shall be entitled to make any endorsements on any such global Security and to give the instructions and take the other actions with respect to such global Security contemplated by the first paragraph of Section 203;

(5)                         if any of such Securities are to be issuable as Bearer Securities, the date as of which any such Bearer Security shall be dated (if other than the date of original issuance of the first of such Securities to be issued);

(6)                         if any of such Securities are to be issuable as Bearer Securities, whether interest in respect of any portion of a temporary Bearer Security in global form payable in respect of an Interest Payment Date therefor prior to the exchange, if any, of such temporary Bearer Security for definitive Securities shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such Interest Payment Date;

(7)                         the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which the principal and premium, if any, of such Securities is payable;

(8)                         the rate or rates at which such Securities shall bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined, the date or dates, if any, from which such interest shall accrue or the method or methods, if any, by which such date or dates are to be determined, the Interest Payment Dates, if any, on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on Registered Securities on any Interest Payment Date, the notice, if any, to Holders regarding the determination of interest on a floating rate Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(9)                         if in addition to or other than the Corporate Trust Office, the place or places where the principal of, any premium and interest on or any Additional Amounts with respect to such Securities shall be payable, any of such Securities that are Registered Securities may be surrendered for registration of transfer or exchange, any of such Securities may be surrendered for conversion or exchange and notices or demands to or upon the Company or the Guarantor in respect of such Securities, the Guarantee and this Indenture may be served;

(10)                  whether any of such Securities are to be redeemable at the option of the Company and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities may be redeemed, in whole or in part, at the option of the Company;

(11)                          if the Company is obligated to redeem or purchase any of such Securities pursuant to any sinking fund or analogous provision or at the option of any Holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Securities so redeemed or purchased;

(12)                          the denominations in which any of such Securities that are Registered Securities shall be issuable if other than minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof, and the minimum denominations in which any of such Securities that are Bearer Securities shall be issuable if other than the minimum denomination of $5,000;

(13)                          whether such Securities will be convertible into and/or exchangeable for Common Stock or other securities or property, and if so, the terms and conditions upon which such Securities will be so convertible or exchangeable, and any deletions from or modifications or additions to this Indenture to permit or to facilitate the issuance of such convertible or exchangeable Securities or the administration thereof;

(14)                          if other than the principal amount thereof, the portion of the principal amount of any of such Securities that shall be payable upon acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion is to be determined;

(15)                          if other than Dollars, the Foreign Currency in which purchases of such Securities must be made and the Foreign Currency in which payment of the principal of, any premium or interest on or any Additional Amounts with respect to any of such Securities shall be payable;

(16)                          if the principal of, any premium or interest on or any Additional Amounts with respect to any of such Securities are to be payable, at the election of the Company or a Holder thereof or otherwise, in a Currency other than that in which such Securities are stated to be payable, the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are stated to be payable and the Currency in which such Securities or any of them are to be paid pursuant to such election, and any deletions from or modifications of or additions to the terms of this Indenture to provide for or to facilitate the issuance of Securities denominated or payable, at the election of the Company or a Holder thereof or otherwise, in a Foreign Currency;

(17)                          if the amount of payments of principal of, any premium or interest on or any Additional Amounts with respect to such Securities may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and, if so, the terms and conditions upon which and the manner in which such amounts shall be determined and paid or payable;

(18)                          any deletions from, modifications of or additions to the Events of Default or covenants of the Company or the Guarantor with respect to any of such Securities or the Guarantee (whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein);

(19)                          if any one or more of Section 401 relating to satisfaction and discharge, Section 402(2) relating to defeasance or Section 402(3) relating to covenant defeasance shall not be applicable to such Securities, and any covenants in addition to or other than those specified in Section 402(3) relating to such Securities which shall be subject to covenant defeasance, and, if such Securities are subject to repurchase or repayment at the option of the Holders thereof pursuant to Article Thirteen, if the Company’s obligation to repurchase or repay such Securities will be subject to satisfaction and discharge pursuant to Section 401 or to defeasance or covenant defeasance pursuant to Section 402, and, if the Holders of such Securities have the right to convert or exchange such Securities into Common Stock or other securities or property, if the right to effect such conversion or exchange will be subject to satisfaction and discharge pursuant to Section 401 or to defeasance or covenant defeasance pursuant to Section 402, and any deletions from, or modifications or additions to, the provisions of Article Four (including any modification which would permit satisfaction and discharge, defeasance or covenant defeasance to be effected with respect to less than all of the outstanding Securities of such series) in respect of such Securities;

(20)                          if any of such Securities are to be issuable upon the exercise of warrants, and the time, manner and place for such Securities to be authenticated and delivered;

(21)                          if any of such Securities are issuable in global form and are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

(22)                          the circumstances under which the Company will pay Additional Amounts on such Securities in respect of any tax, assessment or other government charge and whether the Company will have the option to redeem such Securities rather than pay such Additional Amounts;

(23)                          if there is more than one Trustee, the identity of the Trustee that has any obligations, duties and remedies with respect to such Securities and, if not the Trustee, the identity of each Security Registrar, Paying Agent or Authenticating Agent with respect to such Securities;

(24)                          the Person to whom any interest on any Registered Security of such series shall be payable, if other than the Person in whose name such Registered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of such series shall be payable, if other than upon presentation and surrender of the Coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Security will be paid if other than in the manner provided in this Indenture; and

(25)                          any other terms of such Securities and any deletions from or modifications or additions to this Indenture in respect of such Securities.

All Securities of any one series and all Coupons, if any, appertaining to Bearer Securities of such series shall be substantially identical except as to Currency of payments due thereunder, denomination and the rate of interest, or method of determining the rate of interest, if any, Maturity, and the date from which interest, if any, shall accrue and except as may otherwise be provided by the Company in or pursuant to the Board Resolution of the Company and set forth in the Officers’ Certificate of the Company or in any indenture or indentures supplemental hereto pertaining to such series of Securities. The terms of the Securities of any series may provide, without limitation, that the Securities shall be authenticated and delivered by the Trustee on original issue from time to time upon written order of persons designated in the Board Resolutions of the Company or the Guarantor (with respect to the Guarantee), Officers’ Certificate of the Company or supplemental indenture, as the case may be, pertaining to such series of Securities and that such persons are authorized to determine, consistent with such Board Resolutions, Officers’ Certificate or supplemental indenture, such terms and conditions of the Securities of such series as are specified in such Board Resolutions, Officers’ Certificate or supplemental indenture.

All Securities of any one series need not be issued at the same time and, unless otherwise provided by the Company as contemplated by this Section 301, a series may be reopened from time to time without notice to or the consent of any Holders for issuances of additional Securities of such series or to establish additional terms of such series of Securities.

If any of the terms of the Securities of any series shall be established by action taken by or pursuant to Board Resolutions of the Company or the Guarantor (with respect to the Guarantee), such Board Resolution(s) shall be delivered to the Trustee at or prior to the delivery of the Officers’ Certificate of the Company setting forth the terms of such series.

Section 302.                             Currency; Denominations.

Unless otherwise provided in or pursuant to this Indenture, the principal of, any premium and interest on and any Additional Amounts with respect to the Securities shall be payable in Dollars. Unless otherwise provided in or pursuant to this Indenture, Registered Securities denominated in Dollars shall be issuable in registered form without Coupons in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof, and the Bearer Securities denominated in Dollars shall be issuable in minimum denominations of $5,000. Securities not denominated in Dollars shall be issuable in such denominations as are established with respect to such Securities in or pursuant to this Indenture.

Section 303.                             Execution, Authentication, Delivery and Dating.

Securities shall be executed on behalf of the Company by its Chairman, its President or one of its Vice Presidents and by its Treasurer, one of its Assistant Treasurers, its Controller, its Secretary or one of its Assistant Secretaries and may (but need not) have its corporate seal or a facsimile thereof reproduced thereon. Coupons shall be executed on behalf of the Company by the Chairman, the President or any Vice President of the Company. The signature of any of these officers on the Securities or any Coupons appertaining thereto may be manual or facsimile.

The Guarantee shall be executed on behalf of the Guarantor by any two of its authorized signatories. The signature of any of these signatories on the Guarantee may be manual or facsimile.

Securities and any Coupons appertaining thereto and the Guarantee bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company or the Guarantor, as applicable, shall, to the fullest extent permitted by law, bind the Company and the Guarantor, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities or Coupons or the Guarantee.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities, together with any Coupons appertaining thereto, executed by the Company, to the Trustee for authentication and, provided that the Board Resolutions and Officers’ Certificate of the Company or supplemental indenture or indentures with respect to such Securities referred to in Section 301 and a Company Order for the authentication and delivery of such Securities have been delivered to the Trustee, the Trustee in accordance with the Company Order and subject to the provisions hereof and of such Securities shall authenticate and deliver such Securities. The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee on behalf of the Guarantor. In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities and any Coupons appertaining thereto, the Trustee shall receive, and (subject to Sections 315(a) through 315(d) of the Trust Indenture Act) shall be fully protected in conclusively relying upon, an Opinion of Counsel to the following effect, which Opinion of Counsel may contain such assumptions, qualifications and limitations as such counsel and Trustee shall deem appropriate:

(a)                                 the form or forms and terms of such Securities and Coupons, if any, have been established in conformity with Sections 201 and 301 of this Indenture;

(b)                                 all conditions precedent set forth in this Indenture to the authentication and delivery of such Securities and Coupons, if any, appertaining thereto have been complied with and that such Securities, and Coupons, when completed by appropriate insertions (if applicable), executed by duly authorized officers of the Company, delivered by duly authorized officers of the Company to the Trustee for authentication pursuant to this Indenture, and authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and that the Guarantee, when executed by duly authorized signatories of the Guarantor and issued by the Guarantor in the manner and subject to any conditions specified in such Opinion of Counsel and when such Securities have been completed, executed and delivered by duly authorized officers of the Company and authenticated and delivered by the Trustee, will constitute valid and binding obligations of the Guarantor, except, in each case, as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws relating to or affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and subject to such other exceptions as shall be acceptable to the Trustee; provided, that such Opinion of Counsel need express no opinion as to whether a court in the United States would render a money judgment in a currency other than that of the United States; and

(c)                                  that all laws and requirements in respect of the execution and delivery by the Company of such Securities and by the Guarantor of the Guarantee have been complied with.

If all the Securities of any series are not to be issued at one time, it shall not be necessary to deliver an Opinion of Counsel at the time of issuance of each Security, but such opinion, with such modifications as counsel shall deem appropriate, shall be delivered at or before the time of issuance of the first Security of such series. After any such first delivery, any separate request by the Company that the Trustee authenticate Securities of such series for original issue will be accompanied by (i) a certification by the Company that all conditions precedent provided for in this Indenture relating to authentication and delivery of such Securities continue to have been complied with and (ii) a Company Order for the authentication and delivery of such Securities.

The Trustee shall not be required to authenticate or to cause an Authenticating Agent to authenticate any Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or will otherwise be in a manner which is not reasonably acceptable to the Trustee or if the Trustee, being advised by counsel, determines that such action may not lawfully be taken.

Each Registered Security shall be dated the date of its authentication. Each Bearer Security and any Bearer Security in global form shall be dated as of the date specified in or pursuant to this Indenture.

No Security or Coupon appertaining thereto shall be entitled to any benefit under this Indenture or the Guarantee or be valid or obligatory for any purpose, unless there appears on such Security a certificate of authentication substantially in the form provided for in Section 202 or 611 executed by or on behalf of the Trustee or by the Authenticating Agent by the manual signature of one of its authorized signatories. Such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Except as permitted by Section 306 or 307 or as may otherwise be provided in or pursuant to this Indenture, the Trustee shall not authenticate and deliver any Bearer Security unless all Coupons appertaining thereto then matured have been detached and cancelled.

Section 304.                             Temporary Securities.

Pending the preparation of definitive Securities, the Company may execute and deliver to the Trustee and, upon Company Order, the Trustee or Authenticating Agent shall authenticate and deliver, in the manner provided in Section 303, temporary Securities in lieu thereof which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form or, if authorized in or pursuant to this Indenture, in bearer form with one or more Coupons or without Coupons and with such appropriate insertions, omissions, substitutions and other variations as the officers of the Company executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

Except in the case of temporary Securities in global form, which shall be exchanged in accordance with the provisions set forth in this Indenture or the provisions established pursuant to Section 301, if temporary Securities are issued, the Company shall cause definitive Securities to be prepared without unreasonable delay. Except as otherwise provided in or pursuant to this Indenture, after the preparation of definitive Securities of the same series and containing terms and provisions that are identical to those of any temporary Securities, such temporary Securities shall be exchangeable for such definitive Securities upon surrender of such temporary Securities at an Office or Agency for such Securities, without charge to any Holder thereof. Except as otherwise provided in or pursuant to this Indenture, upon surrender for cancellation of any one or more temporary Securities (accompanied by any unmatured Coupons appertaining thereto), the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations of the same series and containing identical terms and provisions; provided, however, that no definitive Bearer Security, except as provided in or pursuant to this Indenture, shall be delivered in exchange for a temporary Registered Security; and provided, further, that a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth in or pursuant to this Indenture. Unless otherwise provided in or pursuant to this Indenture with respect to a temporary global Security, until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture and the Guarantee as definitive Securities of such series.

Section 305.                             Registration, Transfer and Exchange.

(1)                                 With respect to the Registered Securities of each series, if any, the Company shall cause to be kept a register (each such register being herein sometimes referred to as the “Security Register”) at an Office or Agency for such series in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Registered Securities of such series and of transfers of the Registered Securities of such series. Such Office or Agency shall be the “Security Registrar” for that series of Securities. Unless otherwise specified in or pursuant to this Indenture or the Securities, the initial Security Registrar for each series of Securities shall be as specified in the last paragraph of Section 1002. The Company shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided that no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Company and shall have accepted such appointment. In the event that the Trustee shall not be or shall cease to be Security Registrar with respect to a series of Securities, it shall have the right to examine the Security Register for such series at all reasonable times. There shall be only one Security Register for each series of Securities.

Except as otherwise provided in or pursuant to this Indenture, upon surrender for registration of transfer of any Registered Security of any series at any Office or Agency for such series, the Company shall execute, and, upon Company Order, the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Securities of the same series denominated as authorized in or pursuant to this Indenture, of a like aggregate principal amount bearing a number not contemporaneously outstanding and containing identical terms and provisions.

Except as otherwise provided in or pursuant to this Indenture, at the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at any Office or Agency for such series. Whenever any Registered Securities are so surrendered for exchange, the Company shall execute, and, upon Company Order, the Trustee shall authenticate and deliver, the Registered Securities which the Holder making the exchange is entitled to receive.

If provided in or pursuant to this Indenture, with respect to Securities of any series, at the option of the Holder, Bearer Securities of such series may be exchanged for Registered Securities of such series containing identical terms, denominated as authorized in or pursuant to this Indenture and in the same aggregate principal amount, upon surrender of the Bearer Securities to be exchanged at any Office or Agency for such series, with all unmatured Coupons and all matured Coupons in default thereto appertaining. If the Holder of a Bearer Security is unable to produce any such unmatured Coupon or Coupons or matured Coupon or Coupons in default, such exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Company and the Trustee in an amount equal to the face amount of such missing Coupon or Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Bearer Security shall surrender to any Paying Agent any such missing Coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an Office or Agency for such series located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such Office or Agency for such series in exchange for a Registered Security of such series and like tenor after the close of business at such Office or Agency on (i) any Regular Record Date and before the opening of business at such Office or Agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such Office or Agency on the related date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date or proposed date of payment, as the case may be (or, if such Coupon is so surrendered with such Bearer Security, such Coupon shall be returned to the Person so surrendering the Bearer Security), and interest or Defaulted Interest, as the case may be, shall not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

If provided in or pursuant to this Indenture with respect to Securities of any series, at the option of the Holder, Registered Securities of such series may be exchanged for Bearer Securities upon such terms and conditions as may be provided in or pursuant to this Indenture with respect to such series.

Whenever any Securities are surrendered for exchange as contemplated by the immediately preceding two paragraphs, the Company shall execute, and, upon Company Order, the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

Notwithstanding the foregoing, except as otherwise provided in or pursuant to this Indenture, the global Securities of any series shall be exchangeable for definitive certificated Securities of such series only if (i) the Depository for such global Securities notifies the Company that it is unwilling or unable or no longer qualified to continue as a Depository for such global Securities or at any time the Depository for such global Securities ceases to be a clearing agency registered as such under the Exchange Act, if so required by applicable law or regulation, and no successor Depository for such Securities shall have been appointed by the Company within 90 days of such notification or of the Company becoming aware of the Depository’s ceasing to be so registered, as the case may be, (ii) the Company, in its sole discretion, determines that the Securities of such series shall no longer be represented by one or more global Securities and executes and delivers to the Trustee a Company Order to the effect that such global Securities shall be so exchangeable or (iii) an Event of Default has occurred and is continuing with respect to such Securities and the Depository or the Company specifically requests such exchange.

If the beneficial owners of interests in a global Security are entitled to exchange such interests for definitive Securities as the result of an event described in clause (i), (ii) or (iii) of the preceding paragraph, then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Company shall deliver to the Trustee definitive Securities in such form and denominations as are required by or pursuant to this Indenture, and of the same series, containing identical terms and in aggregate principal amount equal to the principal amount of such global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such global Security shall be surrendered from time to time by the Depository (or its custodian) as shall be specified in the Company Order with respect thereto (which the Company agrees to deliver), and in accordance with instructions given to the Trustee and the Depository as shall be specified in the Company Order with respect thereto to the Trustee, as the Company’s agent for such purpose, to be exchanged, in whole or in part, for definitive Securities as described above without charge. The Trustee shall authenticate and make available for delivery, in exchange for each portion of such surrendered global Security, a like aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such global Security to be exchanged, which (unless such Securities are not issuable both as Bearer Securities and as Registered Securities, in which case the definitive Securities exchanged for the global Security shall be issuable only in the form in which the Securities are issuable, as provided in or pursuant to this Indenture) shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, and which shall be in such denominations and, in the case of Registered Securities, registered in such names, as shall be specified by the Depository, but subject to the satisfaction of any certification or other requirements to the issuance of Bearer Securities; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities of the same series to be redeemed and ending on the relevant Redemption Date; and provided, further, that (unless otherwise provided in or pursuant to this Indenture) no Bearer Security delivered in exchange for a portion of a global Security shall be mailed or otherwise delivered to any location in the United States. Promptly following any such exchange in part, such global Security shall be returned by the Trustee to such Depository (or its custodian) or such other Depository (or its custodian) referred to above in accordance with the instructions of the Company referred to above, and the Trustee shall endorse such global Security to reflect the decrease in the principal amount thereof resulting from such exchange. If a Registered Security is issued in exchange for any portion of a global Security after the close of business at the Office or Agency for such Security where such exchange occurs on or after (i) any Regular Record Date for such Security and before the opening of business at such Office or Agency on the next Interest Payment Date, or (ii) any Special Record Date for such Security and before the opening of business at such Office or Agency on the related proposed date for payment of interest or Defaulted Interest, as the case may be, interest shall not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but shall be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such global Security shall be payable in accordance with the provisions of this Indenture.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company evidencing the same debt and entitling the Holders thereof to the same benefits under this Indenture and the Guarantee as the Securities surrendered upon such registration of transfer or exchange.

Every Registered Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar for such Security) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar for such Security duly executed by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, or any redemption or repayment of Securities, or any conversion or exchange of Securities for other types of securities or property, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 905 or 1107, upon repayment or repurchase in part of any Registered Security pursuant to Article Thirteen, or upon surrender in part of any Registered Security for conversion or exchange into Common Stock or other securities or property pursuant to its terms, in each case not involving any transfer.

Except as otherwise provided in or pursuant to this Indenture, the Company shall not be required (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of like tenor and terms and of the same series under Section 1103 and ending at the close of business on the day of such selection, or (ii) to register the transfer of or exchange any Registered Security, or portion thereof, so selected for redemption, except in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except, to the extent provided with respect to such Bearer Security, that such Bearer Security may be exchanged for a Registered Security of like tenor and terms and of the same series, provided that such Registered Security shall be simultaneously surrendered for redemption with written instruction for payment consistent with the provisions of this Indenture or (iv) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder pursuant to Article Thirteen and not withdrawn, except the portion, if any, of such Security not to be so repaid.

Section 306.                             Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security or a Security with a mutilated Coupon appertaining to it is surrendered to the Trustee, subject to the provisions of this Section 306, the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding, with Coupons appertaining thereto corresponding to the Coupons, if any, appertaining to the surrendered Security.

If there be delivered to the Company and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security or Coupon, and (ii) such security or indemnity as may be reasonably required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security or Coupon has been acquired by a bona fide purchaser, the Company shall execute and, upon the Company’s written request the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Security or in exchange for the Security to which a destroyed, lost or stolen Coupon appertains with all appurtenant Coupons not destroyed, lost or stolen, a new Security of the same series containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding, with Coupons corresponding to the Coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen Coupon appertains.

Notwithstanding the foregoing provisions of this Section 306, in case any mutilated, destroyed, lost or stolen Security or Coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security or Coupon; provided, however, that payment of principal of, any premium or interest on or any Additional Amounts with respect to any Bearer Securities shall, except as otherwise provided in Section 1002, be payable only at an Office or Agency for such Securities located outside the United States and, unless otherwise provided in or pursuant to this Indenture, any interest on Bearer Securities and any Additional Amounts with respect to such interest shall be payable only upon presentation and surrender of the Coupons appertaining thereto.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and its legal counsel) connected therewith.

Every new Security and any Coupons appertaining thereto issued pursuant to this Section in lieu of any destroyed, lost or stolen Security, or in exchange for a Security to which a destroyed, lost or stolen Coupon appertains’ shall constitute a separate obligation of the Company, whether or not the destroyed, lost or stolen Security and Coupons appertaining thereto or the destroyed, lost or stolen Coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture and the Guarantee equally and proportionately with any and all other Securities of such series and any Coupons, if any, duly issued hereunder.

The provisions of this Section, as amended or supplemented pursuant to this Indenture with respect to particular Securities or generally, shall (to the extent lawful) be exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or Coupons.

Section 307.                             Payment of Interest and Certain Additional Amounts; Rights to Interest and Certain Additional Amounts Preserved.

Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Registered Security which shall be payable, and are punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered as of the close of business on the Regular Record Date for such interest. Unless otherwise provided in or pursuant to this Indenture, in case a Bearer Security is surrendered in exchange for a Registered Security after the close of business at an Office or Agency for such Security on any Regular Record Date therefor and before the opening of business at such Office or Agency on the next succeeding Interest Payment Date therefor, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date and interest shall not be payable on such Interest Payment Date in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Registered Security which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Registered Security (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder thereof on the relevant Regular Record Date by virtue of having been such Holder; and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

(1)                         The Company may elect to make payment of any Defaulted Interest to the Person in whose name such Registered Security (or a Predecessor Security thereof) shall be registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Registered Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to the Holder of such Registered Security (or a Predecessor Security thereof) at his address as it appears in the Security Register not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Registered Security (or a Predecessor Security thereof) shall be registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2). In case a Bearer Security is surrendered at the Office or Agency for such Security in exchange for a Registered Security after the close of business at such Office or Agency on any Special Record Date and before the opening of business at such Office or Agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Defaulted Interest and Defaulted Interest shall not be payable on such proposed date of payment in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture; or

(2)                         The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after written notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

Unless otherwise provided in or pursuant to this Indenture or the Securities of any particular series, at the option of the Company, interest on Registered Securities on any Interest Payment Date may be paid by mailing a check to the address of the Person entitled thereto as such address shall appear in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States of America.

Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 308.                             Persons Deemed Owners.

Prior to due presentment of a Registered Security for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the Person in whose name such Registered Security is registered in the Security Register as the owner of such Registered Security for the purpose of receiving payment of principal of, any premium and (subject to Sections 305 and 307) interest on and any Additional Amounts with respect to such Registered Security and for all other purposes whatsoever, whether or not any payment with respect to such Registered Security shall be overdue, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be affected by notice to the contrary.

The Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the bearer of any Bearer Security or the bearer of any Coupon as the absolute owner of such Security or Coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not any payment with respect to such Security or Coupon shall be overdue, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be affected by notice to the contrary.

No owner of any beneficial interest in any global Security held on its behalf by a Depository shall have any rights under this Indenture with respect to such global Security, and such Depository may be treated by the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee as the owner of such global Security for all purposes whatsoever. None of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding the foregoing, nothing herein shall prevent the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the applicable Depository, as a Holder, with respect to a global Security or impair, as between such Depository and the owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such Depository (or its nominee) as the Holder of such global Security.

Section 309.                             Cancellation.

All Securities and Coupons surrendered for payment, redemption, registration of transfer, exchange or conversion or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be promptly delivered to the Trustee, and any such Securities and Coupons, as well as Securities and Coupons surrendered directly to the Trustee for any such purpose, shall be cancelled promptly by the Trustee. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be cancelled promptly by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by or pursuant to this Indenture. All cancelled Securities and Coupons held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures, unless by a Company Order the Company directs their return to it.

Section 310.                             Computation of Interest.

Except as otherwise provided in or pursuant to this Indenture or in the Securities of any series, interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 311.                             CUSIP Numbers.

The Company in issuing the Securities may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

ARTICLE FOUR

SATISFACTION AND DISCHARGE OF INDENTURE

Section 401.                             Satisfaction and Discharge.

Unless, pursuant to Section 301, the provisions of this Section 401 shall not be applicable with respect to the Securities of any series, upon the direction of the Company by a Company Order, this Indenture shall cease to be of further effect with respect to any series of Securities specified in such Company Order, any Coupons appertaining thereto and the Guarantee, and the Trustee, on receipt of a Company Order, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series, when

(1)                         either

(a)                                 all Securities of such series theretofore authenticated and delivered and all Coupons appertaining thereto (other than (i) Coupons appertaining to Bearer Securities of such series surrendered in exchange for Registered Securities of such series and maturing after such exchange whose surrender is not required or has been waived as provided in Section 305, (ii) Securities and Coupons of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, (iii) Coupons appertaining to Securities of such series called for redemption and maturing after the relevant Redemption Date whose surrender has been waived as provided in Section 1106, and (iv) Securities and Coupons of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company, the Guarantor or any Affiliate of the Company or the Guarantor and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(b)                                 all Securities of such series and, in the case of (i) or (ii) below, if applicable, any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation

(i)                              have become due and payable, or

(ii)                              will become due and payable at their Stated Maturity within one year, or

(iii)                               if redeemable at the option of the Company, are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose, money in the Currency in which such Securities are payable in an amount sufficient to pay and discharge the entire indebtedness on such Securities and any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation, including the principal of, any premium and interest on, and, to the extent that the Securities of such series provide for the payment of Additional Amounts thereon and the amount of any such Additional Amounts which are or will be payable with respect to the Securities of such series is at the time of deposit determinable by the Company (in the exercise by the Company of its reasonable discretion), any Additional Amounts with respect to, such Securities and any Coupons appertaining thereto, to the date of such deposit (in the case of Securities which have become due and payable) or to the Maturity thereof, as the case may be;

(2)                         the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Outstanding Securities of such series and any Coupons appertaining thereto (including amounts payable to the Trustee pursuant to Section 606); and

(3)                         the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to the Securities of such series have been complied with.

In the event there are Securities of two or more series Outstanding hereunder, the Trustee shall be required to execute an instrument acknowledging satisfaction and discharge of this Indenture only if requested to do so with respect to Securities of such series as to which it is Trustee, if in form and content reasonably acceptable to the Trustee and if the other conditions thereto are met.

Notwithstanding the satisfaction and discharge of this Indenture with respect to any series of Securities, the obligations of the Company and the Guarantor to the Trustee under Section 606 and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the obligations of the Company and the Trustee with respect to the Securities of such series under Sections 305, 306, 403, 404, 1002, 1003 and, if applicable to the Securities of such series, 1004 (including, without limitation, with respect to the payment of Additional Amounts, if any, with respect to such Securities as contemplated by Section 1004, but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to Section 401(1)(b)), the obligations of the Guarantor under the Guarantee in respect of Additional Amounts, any rights of Holders of the Securities of such series (unless otherwise provided pursuant to Section 301 with respect to the Securities of such series) to require the Company to repurchase or repay, and the obligations of the Company to repurchase or repay, such Securities at the option of the Holders pursuant to Article Thirteen hereof, and any rights of Holders of the Securities of such series (unless otherwise provided pursuant to Section 301 with respect to the Securities of such series) to convert or exchange, and the obligations of the Company to convert or exchange, such Securities into Common Stock or other securities or property, shall survive.

Section 402.                             Defeasance and Covenant Defeasance.

(1)                                 Unless, pursuant to Section 301, either or both of (i) defeasance of the Securities of or within a series under clause (2) of this Section 402 or (ii) covenant defeasance of the Securities of or within a series under clause (3) of this Section 402 shall not be applicable with respect to the Securities of such series, then such provisions, together with the other provisions of this Section 402 (with such modifications thereto as may be specified pursuant to Section 301 with respect to any Securities), shall be applicable to such Securities and any Coupons appertaining thereto, and the Company may at its option by Board Resolution, at any time, with respect to the Securities of or within such series and any Coupons appertaining thereto, elect to have Section 402(2) or Section 402(3) be applied to such Outstanding Securities and any Coupons appertaining thereto upon compliance with the conditions set forth below in this Section 402. Unless otherwise specified pursuant to Section 301 with respect to the Securities of any series, defeasance under clause (2) of this Section 402 and covenant defeasance under clause (3) of this Section 402 may be effected only with respect to all, and not less than all, of the Outstanding Securities of any series. To the extent that the terms of any Security or Coupon appertaining thereto established in or pursuant to this Indenture permit the Company or any Holder thereof to extend the date on which any payment of principal of, or premium, if any, or interest, if any, on, or Additional Amounts, if any, with respect to such Security or Coupon is due and payable, then unless otherwise provided pursuant to Section 301, the right to extend such date shall terminate upon defeasance or covenant defeasance, as the case may be.

(2)                                 Upon the Company’s exercise of the above option applicable to this Section 402(2) with respect to any Securities of or within a series, the Company shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities and any Coupons appertaining thereto on the date the conditions set forth in clause (4) of this Section 402 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities and any Coupons appertaining thereto, which shall thereafter be deemed to be “Outstanding” only for the purposes of clause (5) of this Section 402 and the other Sections of this Indenture referred to in subclauses (i) through (iv) of this clause (2), and to have satisfied all of its other obligations under such Securities and any Coupons appertaining thereto and this Indenture insofar as such Securities and any Coupons appertaining thereto are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Outstanding Securities and any Coupons appertaining thereto to receive, solely (except as provided in subclause (ii) below) from the trust fund described in clause (4)(a) of this Section 402 and as more fully set forth in this Section 402 and 403, payments in respect of the principal of (and premium, if any) and interest, if any, on, and Additional Amounts, if any, with respect to, such Securities and any Coupons appertaining thereto when such payments are due, (ii) the obligations of the Company and the Trustee with respect to such Securities under Sections 305, 306, 1002, 1003 and, if applicable to the Securities of such series, 1004 (including, without limitation, with respect to the payment of Additional Amounts, if any, with respect to such Securities as contemplated by Section 1004, but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to clause (4)(a) of this Section 402)), the obligations of the Guarantor under the Guarantee in respect of Additional Amounts, any rights of Holders of such Securities (unless otherwise provided pursuant to Section 301 with respect to the Securities of such series) to require the Company to repurchase or repay, and the obligations of the Company to repurchase or repay, such Securities at the option of the Holders pursuant to Article Thirteen hereof, and any rights of Holders of such Securities (unless otherwise provided pursuant to Section 301 with respect to the Securities of such series) to convert or exchange, and the obligations of the Company to convert or exchange, such Securities into Common Stock or other securities or property, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (iv) this Section 402 and Sections 403 and 404. The Company may exercise its option under this Section 402(2) notwithstanding the prior exercise of its option under Section 402(3) with respect to such Securities and any Coupons appertaining thereto.

(3)                                 Upon the Company’s exercise of the above option applicable to this Section 402(3) with respect to any Securities of or within a series, each of the Company and the Guarantor shall be released from its obligations under clause (ii) of Section 1005 and under Section 1006 and, to the extent specified pursuant to Section 301, any other covenant applicable to such Securities with respect to such Securities and any Coupons appertaining thereto shall cease to be applicable to such Securities on and after the date the conditions set forth in clause (4) of this Section 402 are satisfied (hereinafter, “covenant defeasance”), and such Securities and any Coupons appertaining thereto shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with any such covenant, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means, with respect to such Outstanding Securities and any Coupons appertaining thereto, each of the Company and the Guarantor may omit to comply with, and shall have no liability in respect of, any term, condition or limitation set forth in any such Section or any such other covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or such other covenant or by reason of reference in any such Section or such other covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 501(5) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and Coupons appertaining thereto shall be unaffected thereby.

(4)                                 The following shall be the conditions to application of clause (2) or (3) of this Section 402 to any Outstanding Securities of or within a series and any Coupons appertaining thereto:

(a)                                 The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Section 402 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities and any Coupons appertaining thereto, (1) an amount in Dollars or in such Foreign Currency in which such Securities and any Coupons appertaining thereto are then specified as payable at Stated Maturity or, if such defeasance or covenant defeasance is to be effected in compliance with subsection (f) below, on the relevant Redemption Date, as the case may be, or (2) Government Obligations applicable to such Securities and Coupons appertaining thereto (determined on the basis of the Currency in which such Securities and Coupons appertaining thereto are then specified as payable at Stated Maturity or, if such defeasance or covenant defeasance is to be effected in compliance with subsection (f) below, on the relevant Redemption Date, as the case may be) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on such Securities and any Coupons appertaining thereto, money in an amount, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (y) the principal of (and premium, if any) and interest, if any, on, and, to the extent that such Securities provide for the payment of Additional Amounts thereon and the amount of any such Additional Amounts which are or will be payable with respect to the Securities of such series is at the time of deposit reasonably determinable by the Company (in the exercise by the Company of its reasonable discretion), any Additional Amounts with respect to, such Outstanding Securities and any Coupons appertaining thereto on the Maturity or Stated Maturity of such principal or interest, and (z) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities and any Coupons appertaining thereto on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and any Coupons appertaining thereto.

(b)                                 Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company or the Guarantor is a party or by which it is bound.

(c)                                  No Event of Default or event which, with notice or lapse of time or both, would become an Event of Default with respect to such Securities and any Coupons appertaining thereto shall have occurred and be continuing on the date of such deposit, and, solely in the case of defeasance under Section 402(2), no Event of Default with respect to such Securities and any Coupons appertaining thereto under clause (7) or (8) of Section 501 or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities and any Coupons appertaining thereto under clause (7) or (8) of Section 501 shall have occurred and be continuing at any time during the period ending on and including the 91st day after the date of such deposit (it being understood that this condition to defeasance under Section 402(2) shall not be deemed satisfied until the expiration of such period).

(d)                                 In the case of defeasance pursuant to Section 402(2), the Company shall have delivered to the Trustee an opinion of independent counsel reasonably acceptable to the Trustee stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of this Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel shall confirm that, the Holders and beneficial owners of such Outstanding Securities and any Coupons appertaining thereto will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; or, in the case of covenant defeasance pursuant to Section 402(3), the Company shall have delivered to the Trustee an opinion of independent counsel reasonably acceptable to the Trustee to the effect that the Holders and beneficial owners of such Outstanding Securities and any Coupons appertaining thereto will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(e)                                  The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance or covenant defeasance, as the case may be, under this Indenture have been complied with.

(f)                                   If the monies or Government Obligations or combination thereof, as the case may be, deposited under subclause (a) above are sufficient to pay the principal of, and premium, if any, and interest, if any, on and, to the extent provided in such subclause (a), Additional Amounts with respect to, such Securities on a particular Redemption Date, the Company shall have given the Trustee irrevocable instructions to redeem such Securities on such date and to provide notice of such redemption to Holders as provided in or pursuant to this Indenture.

(g)                                  Notwithstanding any other provisions of this Section 402(4), such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith pursuant to Section 301.

(5)                                 Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee (collectively for purposes of this Section 402(5) and Section 403, the “Trustee”)) pursuant to clause (4)(a) of Section 402 in respect of any Outstanding Securities of any series and any Coupons appertaining thereto shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and any Coupons appertaining thereto and this Indenture, to the payment, either directly or through any Paying Agent (other than the Company or any Subsidiary or Affiliate of the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities and any Coupons appertaining thereto of all sums due and to become due thereon in respect of principal (and premium, if any) and interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

Unless otherwise specified in or pursuant to this Indenture or any Securities, if, after a deposit referred to in Section 402(4)(a) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 301 or the terms of such Security to receive payment in a Currency other than that in which the deposit pursuant to Section 402(4)(a) has been made in respect of such Security, or (b) a Conversion Event occurs in respect of the Foreign Currency in which the deposit pursuant to Section 402(4)(a) has been made, the indebtedness represented by such Security and any Coupons appertaining thereto shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any), and interest, if any, on, and Additional Amounts, if any, with respect to, such Security as the same becomes due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such election or Conversion Event based on (x) in the case of payments made pursuant to subclause (a) above, the applicable market exchange rate for such Currency in effect on the second Business Day prior to each payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge, imposed on or assessed against the Government Obligations deposited pursuant to this Section 402 or the principal or interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities and any Coupons appertaining thereto.

Anything in this Section 402 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in clause (4)(a) of this Section 402 which, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect a defeasance or covenant defeasance, as applicable, in accordance with this Section 402.

Section 403.                   Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations deposited with the Trustee pursuant to Section 401 or 402 shall be held in trust and applied by it, in accordance with the provisions of the Securities, the Coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, interest and Additional Amounts for whose payment such money has or Government Obligations have been deposited with or received by the Trustee; but such money and Government Obligations need not be segregated from other funds except to the extent required by law.

Section 404.                   Reinstatement.

If the Trustee (or other qualifying trustee appointed pursuant to Section 402(4)(a)) or any Paying Agent is unable to apply any moneys or Government Obligations deposited pursuant to Section 401(1) or 402(4)(a) to pay any principal of or premium, if any, or interest, if any, on or Additional Amounts, if any, with respect to the Securities of any series by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Securities of such series and the Guarantee shall be revived and reinstated as though no such deposit had occurred, until such time as the Trustee (or other qualifying trustee) or Paying Agent is permitted to apply all such moneys and Government Obligations to pay the principal of and premium, if any, and interest, if any, on and Additional Amounts, if any, in respect of the Securities of such series as contemplated by Section 401 or 402 as the case may be, and Section 403; provided, however, that if the Company makes any payment of the principal of or premium, if any, or interest, if any, on or Additional Amounts, if any, in respect of the Securities of such series following the reinstatement of its obligations as aforesaid, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the funds held by the Trustee (or other qualifying trustee) or Paying Agent.

ARTICLE FIVE

REMEDIES

Section 501.                   Events of Default.

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events unless such event is specifically deleted or modified in or pursuant to the supplemental indenture, Board Resolution or Officers’ Certificate of the Company establishing the terms of such series pursuant to this Indenture:

(1)                         default in the payment of any interest on, or any Additional Amounts payable in respect of any interest on, any of the Securities of such series or any Coupon appertaining thereto when such interest or such Additional Amounts, as the case may be, become due and payable, and continuance of such default for a period of 30 days; or

(2)                         default for three Business Days in the payment of any principal of or premium, if any, on, or any Additional Amounts payable in respect of any principal of or premium, if any, on, any of the Securities of such series when due (whether at Maturity, upon redemption or exercise of a repurchase right or otherwise and whether payable in cash or in shares of Common Stock or other securities or property); or

(3)                         default for three Business Days in the deposit of any sinking fund payment, if applicable, or payment under any analogous provision when due with respect to any of the Securities of such series; or

(4)                         the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect with respect to the Securities of such series;

(5)                         default in the performance, or breach, of any covenant or warranty of the Company or the Guarantor, as the case may be, in this Indenture or any of the Securities of such series or the Guarantee (other than a covenant or warranty for which the consequences of breach or nonperformance are addressed elsewhere in this Section 501 or a covenant or warranty which has expressly been included in this Indenture, whether or not by means of a supplemental indenture, solely for the benefit of Securities of a series other than such series), and continuance of such default or breach (without such default or breach having been waived in accordance of the provisions of this Indenture) for a period of 90 days after there has been given, by registered or certified mail, to the Company or the Guarantor, as applicable, by the Trustee or to the Company or the Guarantor, as applicable, and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(6)                         a failure by the Company, the Guarantor or any Material Subsidiary to pay when due, either at final stated maturity (after giving effect to any applicable grace periods), upon redemption, upon exercise of a repurchase right, upon acceleration or otherwise, any Indebtedness for money borrowed by the Company, the Guarantor or any Material Subsidiary in excess of $100,000,000 principal amount under any bond, debenture, note or other evidence of Indebtedness, or a default under any such bond, debenture, note or other evidence of Indebtedness has resulted in the acceleration prior to the final stated maturity of the principal amount thereof in excess of $100,000,000, in each case, unless such Indebtedness is discharged, or the acceleration of such other Indebtedness is waived, cured, rescinded or annulled, in each case within 30 days after there has been given, by registered or certified mail, to the Company or the Guarantor, as applicable, by the Trustee or to the Company or the Guarantor, as applicable, and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(7)                         the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company or the Guarantor in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order for relief adjudging the Company or the Guarantor as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or the Guarantor under any applicable law, or appointing a custodian, receiver, conservator, liquidator, assignee, trustee, sequestrator or other similar official of the Company or the Guarantor or of any substantial part of the property of the Company or the Guarantor, or ordering the winding up or liquidation of the affairs of the Company or the Guarantor, and, in each case, the continuance of any such decree or order for relief unstayed and in effect for a period of 90 consecutive days; or

(8)                         the commencement by the Company or the Guarantor of a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent, or the consent by the Company or the Guarantor to the entry of a decree or order for relief in respect of the Company or the Guarantor in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or the Guarantor, the adoption by the Guarantor of an effective resolution for its winding-up, or the filing by the Company or the Guarantor of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Company or the Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, conservator, liquidator, assignee, trustee, sequestrator or similar official of the Company or the Guarantor or of any substantial part of the property of the Company or the Guarantor, or the making by the Company or the Guarantor of an assignment for the benefit of creditors, or the taking of corporate action by the Company or the Guarantor in furtherance of any such action; or

(9)                         any other Event of Default provided in or pursuant to this Indenture with respect to Securities of such series.

Section 502.                   Acceleration of Maturity; Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) of Section 501) with respect to Securities of any series occurs and is continuing, then either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series may declare the principal of all the Securities of such series, or such lesser amount as may be provided for in the Securities of such series, and accrued and unpaid interest, if any, thereon to be due and payable immediately, by a notice in writing to the Company and the Guarantor (and to the Trustee if given by the Holders), and upon any such declaration such principal or such lesser amount, as the case may be, and such accrued and unpaid interest shall become immediately due and payable. If an Event of Default specified in clause (7) or (8) of Section 501 with respect to the Securities of any series occurs, then the principal of all of the Securities of such series, or such lesser amount as may be provided for in the Securities of such series, and accrued an unpaid interest, if any, thereon shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Securities of such series.

At any time after Securities of any series have been accelerated by declaration of the Trustee or the Holders and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, by written notice to the Company, the Guarantor and the Trustee, may rescind and annul such declaration and its consequences if

(1)                         the Company or the Guarantor has paid or deposited, or cause to be paid or deposited, with the Trustee a sum of money sufficient to pay (or, to the extent that the terms of the Securities of such series established pursuant to Section 301 expressly provide for payment to be made in shares of Common Stock or other securities or property, shares of Common Stock or other securities or property, together with cash in lieu of fractional shares or securities, sufficient to pay)

(a)                                 all overdue installments of any interest on any Securities of such series and any Coupons appertaining thereto which have become due otherwise than by such declaration of acceleration and any Additional Amounts with respect thereto,

(b)                                 the principal of and any premium on any Securities of such series which have become due otherwise than by such declaration of acceleration and any Additional Amounts with respect thereto and, to the extent permitted by applicable law, interest thereon at the rate or respective rates, as the case may be, provided for in or with respect to such Securities, or, if no such rate or rates are so provided, at the rate or respective rates, as the case may be, of interest borne by such Securities,

(c)                                  to the extent permitted by applicable law, interest upon installments of any interest, if any, which have become due otherwise than by such declaration of acceleration and any Additional Amounts with respect thereto at the rate or respective rates, as the case may be, provided for in or with respect to such Securities, or, if no such rate or rates are so provided, at the rate or respective rates, as the case may be, of interest borne by such Securities, and

(d)                                 all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due the Trustee under Section 606; and

(2)                         all Events of Default with respect to Securities of such series other than the non-payment of the principal of, any premium and interest on, and any Additional Amounts with respect to Securities of such series which shall have become due solely by such declaration of acceleration, shall have been waived as provided in Section 513 or cured.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 503.                   Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if:

(1)                         default is made in the payment of any interest on, or any Additional Amounts payable in respect of any interest on, any Security or any Coupon appertaining thereto when such interest or Additional Amounts, as the case may be, shall have become due and payable and such default continues for a period of 30 days, or

(2)                         default is made in the payment of any principal of or premium, if any, on, or any Additional Amounts payable in respect of any principal of or premium, if any, on, any Security at its Maturity, and such default continues for three Business Days, or

(3)                         default is made in the deposit of any sinking fund payment, if applicable, when due, and such default continues for three Business Days,

the Company or the Guarantor shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities and any Coupons appertaining thereto, the whole amount of money then due and payable with respect to such Securities and any Coupons appertaining thereto, with interest upon the overdue principal, any premium and, to the extent permitted by applicable law, upon any overdue installments of interest and Additional Amounts at the rate or respective rates, as the case may be, provided for or with respect to such Securities or, if no such rate or rates are so provided, at the rate or respective rates, as the case may be, of interest borne by such Securities, and, in addition thereto, such further amount of money as shall be sufficient to cover the reasonable costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the Trustee under Section 606.

If each of the Company and the Guarantor fails to pay the money it is required to pay the Trustee pursuant to the preceding paragraph forthwith upon the demand of the Trustee, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the money so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company, the Guarantor or any other obligor upon such Securities and any Coupons appertaining thereto and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Company, the Guarantor or any other obligor upon such Securities and any Coupons appertaining thereto, wherever situated.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series and any Coupons appertaining thereto by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or such Securities or in aid of the exercise of any power granted herein or therein, or to enforce any other proper remedy.

Section 504.                   Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company, the Guarantor or any other obligor upon the Securities or the property of the Company, the Guarantor or such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company or the Guarantor for the payment of any overdue principal, premium, interest or Additional Amounts) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(1)                         to file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities of such series, of the principal and any premium, interest and Additional Amounts owing and unpaid in respect of the Securities and any Coupons appertaining thereto and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents or counsel) and of the Holders of Securities or any Coupons allowed in such judicial proceeding, and

(2)                         to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities or any Coupons to make such payments to the Trustee and, in the event that the Trustee shall consent in writing in its sole discretion to the making of such payments directly to the Holders of Securities or any Coupons, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee (acting in any capacity hereunder), its agents and counsel and any other amounts due the Trustee hereunder.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Security or any Coupon any plan of reorganization, arrangement, adjustment or composition affecting the Securities or Coupons or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder of a Security or any Coupon in any such proceeding.

Section 505.                   Trustee May Enforce Claims without Possession of Securities or Coupons.

All rights of action and claims under this Indenture or any of the Securities or Coupons may be prosecuted and enforced by the Trustee without the possession of any of the Securities or Coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery or judgment, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, shall be for the ratable benefit of each and every Holder of a Security or Coupon in respect of which such judgment has been recovered.

Section 506.                   Application of Money Collected.

Any money collected by the Trustee pursuant to this Article Five with respect to the Securities of any series shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, or any premium, interest or Additional Amounts, upon presentation of such Securities or the Coupons, if any, appertaining thereto, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee (acting in any capacity hereunder) and any predecessor Trustee under the Indenture;

SECOND: To the payment of the amounts then due and unpaid upon the Securities and any Coupons for principal and any premium, interest and Additional Amounts in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the aggregate amounts due and payable on such Securities and Coupons for principal and any premium, interest and Additional Amounts;

THIRD: The balance, if any, to the Person or Persons entitled thereto.

Section 507.                   Limitations on Suits.

No Holder of any Security of any series or any Coupons appertaining thereto shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1)                         such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of such series;

(2)                         the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)                         such Holder or Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against the losses, damages, costs, expenses and liabilities, including reasonable attorneys’ fees, costs and expenses and court costs, to be incurred in compliance with such request;

(4)                         the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)                         no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture or any Security to affect, disturb or prejudice the rights of any other such Holders or Holders of Securities of any other series, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

Section 508.                   Unconditional Right of Holders to Receive Principal and any Premium, Interest and Additional Amounts.

Notwithstanding any other provision in this Indenture, the Holder of any Security or Coupon shall have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and (subject to Sections 305 and 307) interest, if any, on and any Additional Amounts with respect to such Security or such Coupon, as the case may be, on the respective Stated Maturity or Maturities therefor specified in such Security or Coupon (or, in the case of redemption, on the Redemption Date or, in the case of repayment pursuant to Article Thirteen hereof at the option of such Holder if provided in or pursuant to this Indenture, on the date such repayment is due) and, in the case of any Security which is convertible into or exchangeable for other securities or property, to convert or exchange, as the case may be, such Security in accordance with its terms, and to institute suit for the enforcement of any such payment and any such right to convert or exchange, and such right shall not be impaired without the consent of such Holder.

Section 509.                   Restoration of Rights and Remedies.

If the Trustee or any Holder of a Security or a Coupon has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Guarantor (if applicable), the Trustee and each such Holder shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and each such Holder shall continue as though no such proceeding had been instituted.

Section 510.                   Rights and Remedies Cumulative.

To the extent permitted by applicable law and except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or Coupons in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to each and every Holder of a Security or a Coupon is intended to be exclusive of any other right or remedy, and every right and remedy, to the extent permitted by law, shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by law, prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 511.                   Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Security or Coupon to exercise any right or remedy accruing upon any Event of Default shall, to the extent permitted by applicable law, impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Holder of a Security or a Coupon may, to the extent permitted by applicable law, be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by such Holder, as the case may be.

Section 512.                   Control by Holders of Securities.

The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series and any Coupons appertaining thereto, provided that

(1)                         such direction shall not be in conflict with any rule of law or with this Indenture or with the Securities of any series,

(2)                         the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3)                         such direction is not unduly prejudicial to the rights of the other Holders of Securities of such series (or any other series) not joining in such action.

Section 513.                   Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series on behalf of the Holders of all the Securities of such series and any Coupons appertaining thereto may waive any past default hereunder with respect to such series and its consequences, except

(1)                         a continuing default in the payment of the principal of, any premium or interest on, or any Additional Amounts with respect to, any Security of such series or any Coupons appertaining thereto, or

(2)                         in the case of any Securities which are convertible into or exchangeable for Common Stock or other securities or property, a continuing default in any such conversion or exchange, or

(3)                         a continuing default in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514.                   Waiver of Usury, Stay or Extension Laws.

Each of the Company and the Guarantor covenants that (to the extent that it may lawfully do so) it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or any other law wherever enacted, now or at any time hereafter in force, which would prohibit or forgive the Company or the Guarantor from paying all or any portion of the principal of or premium, if any, or interest, if any on or Additional Amounts, if any, as contemplated in this Indenture, the Guarantee and the Securities or which may affect the covenants or the performance of this Indenture or the Securities; and each of the Company and the Guarantor (to the extent that it may lawfully do so) expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee or the Holders, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 515.                   Undertaking for Costs.

All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and disbursements, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 515 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in aggregate principal amount of Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on or Additional Amounts, if any, with respect to any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date, and, in the case of repayment at the option of the Holder pursuant to Article Thirteen hereof, on or after the date for repayment) or for the enforcement of the right, if any, to convert or exchange any Security into Common Stock or other securities or property in accordance with its terms.

ARTICLE SIX

THE TRUSTEE

Section 601.                             Certain Rights of Trustee.

In connection with this Indenture and any Securities issued hereunder, subject to Sections 315(a) through 315(d) of the Trust Indenture Act:

(1)                         the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)                         any request or direction of the Company or the Guarantor mentioned herein shall be sufficiently evidenced by a Company Request or a Company Order (in each case, other than delivery of any Security, together with any Coupons appertaining thereto, to the Trustee for authentication and delivery pursuant to Section 303 which shall be sufficiently evidenced as provided therein) and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(3)                         whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence shall be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate;

(4)                         the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)                         the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request or direction of any of the Holders of Securities of any series or any Coupons appertaining thereto pursuant to this Indenture, unless such Holders shall have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against the losses, damages, costs, expenses and liabilities, including reasonable attorneys’ fees, costs and expenses and court costs, which might be incurred by it in compliance with such request or direction;

(6)                         the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document, but the Trustee, in its sole discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Company, personally or by agent or attorney and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(7)                         the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(8)                         the Trustee need perform only those duties that are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee. The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers. The Trustee is not required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture. The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so;

(9)                         the Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail (PDF only), facsimile transmission or other similar unsecured electronic methods, provided, however, that the Company and the Guarantor, respectively, shall provide to the Trustee an incumbency certificate listing designated persons with the authority to provide such instructions, which incumbency certificate shall be amended whenever a person is to be added or deleted from the listing. If the Company or the Guarantor elects to give the Trustee e-mail or facsimile transmission instructions (or instructions by a similar electronic method) and the Trustee in its sole and absolute discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, damages, costs, fees or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or inconsistency with a subsequent written instruction. The Company and the Guarantor, as applicable, agree to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception by third parties;

(10)                          the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(11)                          in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(12)                          in no event shall the Trustee be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

Section 602.                             Notice of Defaults.

Within 90 days after the Trustee has actual knowledge of the occurrence of any default hereunder with respect to the Securities of any series, the Trustee shall transmit by mail to all Holders of Securities of such series, notice of such default hereunder actually known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on, or Additional Amounts or any sinking fund installment with respect to, any Security of such series or in the conversion or exchange of any Security of such series into Common Stock or other securities or property in accordance with its terms, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the best interest of the Holders of Securities and Coupons of such series; and provided, further, that in the case of any default of the character specified in Section 501(5) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series; provided that any default that results solely from the taking of an action that would have been permitted but for the continuation of a previous default will be deemed to be cured if such previous default is cured prior to becoming an Event of Default.

Section 603.                             Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, and in any Coupons shall be taken as the statements of the Company or the Guarantor, as the case may be, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, the Guarantee or the Coupons, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof.

Section 604.                             May Hold Securities; Transactions with the Company or the Guarantor.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other Person that may be an agent of the Trustee or the Company, in its individual or any other capacity, may become the owner or pledgee of Securities or Coupons and, subject to Sections 310(b) and 311 of the Trust Indenture Act, may otherwise deal with the Company and the Guarantor with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other Person; provided, however, that if the Trustee acquires any conflicting interest relating to any of its duties with respect to the Securities, it must either eliminate such conflict or resign as Trustee.

Section 605.                             Money Held in Trust.

Except as provided in Section 403 and Section 1003, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law and shall be held uninvested. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 606.                             Compensation and Reimbursement.

The Company and, in the event that the Company fails to perform the following obligations and indemnities, the Guarantor, agrees:

(1)                         to pay to the Trustee from time to time such compensation as agreed in writing for all services rendered by the Trustee (in any capacity) hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)                         except as otherwise expressly provided herein, to reimburse the Trustee (acting in any capacity hereunder) upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel, such as attorneys’ fees, costs and expenses), except any such expense, disbursement or advance as may be attributable to the Trustee’s gross negligence or willful misconduct; and

(3)                         to indemnify the Trustee (acting in any capacity hereunder), its directors, officers, employees and its agents for, and to hold them harmless against, any loss, claim, cause of action, damage, liability or reasonable cost or expense (including, without limitation, the reasonable fees and disbursements of the Trustee’s agents, legal counsel, accountants and experts), arising out of or in connection with this Indenture or the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending themselves against any claim (whether asserted by the Company, the Guarantor, a Holder or any other Person) or liability in connection with the exercise or performance of any of their powers or duties hereunder, except to the extent that any such loss, claim, cause of action, damage, liability or expense was due to the Trustee’s gross negligence or willful misconduct.

The foregoing payment obligations and indemnities shall survive the termination of this Indenture and the resignation or removal of the Trustee.

As security for the performance of the obligations of the Company and the Guarantor under this Section, the Trustee shall have a lien prior to the Securities of any series upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of, or premium or interest on or any Additional Amounts with respect to Securities or any Coupons appertaining thereto.

Any compensation or expense incurred by the Trustee after a default specified by Section 501(7) or (8) is intended to constitute an expense of administration under any then applicable bankruptcy or insolvency law. “Trustee” for purposes of this Section 606 shall include any predecessor Trustee but the gross negligence or willful misconduct of any Trustee shall not affect the rights of any other Trustee under this Section 606. The provisions of this Section 606 shall, to the extent permitted by law, survive any termination or expiration of this Indenture (including, without limitation, termination pursuant to any bankruptcy or insolvency laws) and the resignation or removal of the Trustee.

Section 607.                             Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder that is a Corporation, organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, eligible under Section 310(a)(1) of the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act and that has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000 subject to supervision or examination by federal or state authority. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 608.                             Resignation and Removal; Appointment of Successor.

(1)                                 No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee pursuant to Section 609.

(2)                                 The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 609 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.

(3)                                 The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, delivered to the Trustee and the Company. If the instrument of acceptance by a successor Trustee required by Section 609 shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.

(4)                                 If at any time:

(a)                                 the Trustee shall fail to comply with the obligations imposed upon it under Section 310(b) of the Trust Indenture Act with respect to Securities of any series after written request therefor by the Company or any Holder of a Security of such series who has been a bona fide Holder of a Security of such series for at least six months, or

(b)                                 the Trustee shall cease to be eligible under Section 607 and shall fail to resign after written request therefor by the Company or any such Holder, or

(c)                                  the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company, by or pursuant to a Board Resolution, may remove the Trustee with respect to all Securities or the Securities of such series, or (ii) subject to Section 315(e) of the Trust Indenture Act, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees.

(5)                                 If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by or pursuant to a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 609. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 609, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders of Securities and accepted appointment in the manner required by Section 609, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(6)                                 The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Registered Securities, if any, of such series as their names and addresses appear in the Security Register and, if Securities of such series are issued as Bearer Securities, by publishing notice of such event once in an Authorized Newspaper in each Place of Payment located outside the United States. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 609.                             Acceptance of Appointment by Successor.

(1)                                 Upon the appointment hereunder of any successor Trustee with respect to all Securities, such successor Trustee so appointed shall execute, acknowledge and deliver to the

Company and the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties hereunder of the retiring Trustee; but, on the request of the Company or such successor Trustee, such retiring Trustee, upon payment of its charges, shall execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and, subject to Section 1003, shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its claim, if any, provided for in Section 606.

(2)                                 Upon the appointment hereunder of any successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the Guarantor, the retiring Trustee and such successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, such successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees, that each such Trustee shall be separate and apart from any other such Trustee and that no Trustee shall be responsible for any notice given to, or received by, or any act or failure to act on the part of any other Trustee hereunder, and, upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, such retiring Trustee shall have no further responsibility for the exercise of rights and powers or for the performance of the duties and obligations vested in the Trustee under this Indenture with respect to the Securities of that or those series to which the appointment of such successor Trustee relates other than as hereinafter expressly set forth, and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on written request of the Company or such successor Trustee, such retiring Trustee, upon payment of its charges with respect to the Securities of that or those series to which the appointment of such successor relates and subject to Section 1003 shall duly assign, transfer and deliver to such successor Trustee, to the extent contemplated by such supplemental indenture, the property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, subject to its claim, if any, provided for in Section 606.

(3)                                 Upon request of any Person appointed hereunder as a successor Trustee, the Company and the Guarantor shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (1) or (2) of this Section, as the case may be.

(4)                                 No Person shall accept its appointment hereunder as a successor Trustee unless at the time of such acceptance such successor Person shall be qualified and eligible under this Article.

Section 610.                             Merger, Conversion, Consolidation or Succession to Business.

Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder (provided that such Corporation shall otherwise be qualified and eligible under this Article), without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any such successor to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities. In case any Securities shall not have been authenticated by such predecessor Trustee, any such successor Trustee may authenticate and deliver such Securities in either its own name or that of its predecessor Trustee.

Section 611.                             Appointment of Authenticating Agent.

The Trustee may appoint one or more Authenticating Agents acceptable to the Company with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of that or those series issued upon original issue, exchange, registration of transfer, partial redemption, partial repayment, partial conversion or exchange for Common Stock or other securities or property, or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

Each Authenticating Agent shall be acceptable to the Company and, except as provided in or pursuant to this Indenture, shall at all times be a Corporation that would be permitted by the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act, is authorized under applicable law and by its charter to act as an Authenticating Agent and has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

Any Corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, provided such Corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall (i) mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Registered Securities, if any, of the series with respect to which such Authenticating Agent shall serve, as their names and addresses appear in the Security Register, and (ii) if Securities of the series are issued as Bearer Securities, publish notice of such appointment at least once in an Authorized Newspaper in the place where such successor Authenticating Agent has its principal office if such office is located outside the United States. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay each Authenticating Agent from time to time reasonable compensation for its services under this Section. If the Trustee makes such payments, it shall be entitled to be reimbursed for such payments, subject to the provisions of Section 606.

The provisions of Sections 308, 603 and 604 shall be applicable to each Authenticating Agent.

If an Authenticating Agent is appointed with respect to one or more series of Securities pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to or in lieu of the Trustee’s certificate of authentication, an alternate certificate of authentication in substantially the following form:

This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

[NAME OF AUTHENTICATING AGENT],
as Authenticating Agent

By:
Authorized Signatory

Dated:

If all of the Securities of any series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested in writing (which writing need not be accompanied by or contained in an Officers’ Certificate of the Company), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect to such series of Securities.

ARTICLE SEVEN

HOLDERS LISTS AND REPORTS BY TRUSTEE, COMPANY AND GUARANTOR

Section 701.                             Company to Furnish Trustee Names and Addresses of Holders.

In accordance with Section 312(a) of the Trust Indenture Act, the Company shall furnish or cause to be furnished to the Trustee

(1)                         semi-annually with respect to Securities of each series not later than June 1 and December 1 of each year or upon such other dates as are set forth in or pursuant to the Board Resolution or indenture supplemental hereto authorizing such series, a list, in each case in such form as the Trustee may reasonably require, of the names and addresses of Holders as of the applicable date, and

(2)                         at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided, however, that so long as the Trustee is the Security Registrar no such list shall be required to be furnished.

Section 702.                             Preservation of Information; Communications to Holders.

(1)                                 The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee shall comply with the obligations imposed upon it pursuant to Section 312 of the Trust Indenture Act.

(2)                                 Every Holder of Securities or Coupons, by receiving and holding the same, agrees with the Company, the Guarantor and the Trustee that none of the Company, the Guarantor or the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Securities in accordance with the Trust Indenture Act, regardless of the source from which such information was derived.

Section 703.                   Reports by Trustee.

(1)                                 Within 60 days after May 15 of each year commencing with the first May 15 following the first issuance of Securities pursuant to Section 301, if required by Section 313(a) of the Trust Indenture Act, the Trustee shall transmit, pursuant to Section 313(c) of the Trust Indenture Act, a brief report dated as of such May 15 with respect to any of the events specified in said Sections 313(a) and 313(b)(2) which may have occurred since the later of the immediately preceding May 15 and the date of this Indenture.

(2)                                 The Trustee shall transmit the reports required by the Trust Indenture Act, including Sections 313(a), (c) and (d), at the times, in the manner and to the Persons specified therein.

(3)                                 A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and the Company.

Section 704.                   Reports by Company and the Guarantor.

Each of the Company and the Guarantor shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Section 314(a) of the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided, that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

The Trustee agrees that any quarterly or annual report or other information, document or other report that the Company or the Guarantor files with the Commission pursuant to Section 13 or 15(d) of the Exchange Act on the Commission’s EDGAR system shall be deemed to constitute delivery of such filing to the Trustee.

The delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or any Guarantor’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates), nor shall the Trustee have any responsibility or liability for the content of any report required under this Section 704 or any other reports, information and documents required under this Indenture (aside from any report that is expressly the responsibility of the Trustee subject to the terms hereof).

ARTICLE EIGHT

CONSOLIDATION, MERGER, SALES AND SUBSTITUTION

Section 801.                   Company May Consolidate, Etc., Only on Certain Terms.

The Company shall not, in any transaction or series of related transactions, (i) consolidate or amalgamate with or merge into any Person; or (ii) sell, assign, transfer, lease or otherwise convey all or substantially all its assets to any Person that is not a member of the ABB Group, in each case unless:

(1)                                 either (A) the Company shall be the continuing Person (in the case of a merger), or (B) the successor Person (if other than the Company) formed by or resulting from such consolidation, amalgamation or merger, or to which such sale, assignment, transfer, lease or other conveyance of all or substantially all of the assets of the Company is made, (i) shall be a corporation, limited liability company, partnership or other entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia or any territory thereof or under the laws of Switzerland or any other member country in the Organization for Economic Co-operation and Development or any political subdivision or governmental authority thereof; and (ii) shall, by an indenture (or indentures, if at such time there is more than one Trustee) supplemental hereto, executed by such successor Person and delivered to the Trustee, in form satisfactory to the Trustee, (a) if organized and existing other than under the laws of the United States of America, any state thereof or the District of Columbia or any territory thereof (I) expressly agree to make all payments in respect of the Outstanding Securities free and clear of, and without withholding or deduction for, or on account of, present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of such successor Person or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case such successor Person shall also agree to pay such additional amounts as may be necessary in order that the net amount received by each Holder of Outstanding Securities after such withholding or deduction is equal to the amount that would have been receivable in respect of each such Security in the absence of such withholding or deduction, and (II) irrevocably and unconditionally (x) consent and submit to the jurisdiction of any United States federal court or New York state court, in each case located in the Borough of Manhattan in The City of New York, in respect of any legal action, suit or proceeding against it arising out of, or in connection with, the Indenture or the Outstanding Securities, (y) waive, to the fullest extent permitted by law, any objection to the laying of venue in any such court or that any such legal action, suit or proceeding has been brought in an inconvenient forum and (z) appoint an agent in The City of New York for service of process in any such legal action, suit or proceeding and (b) expressly assume the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to, all the Outstanding Securities and the due and punctual performance and observance of every obligation in this Indenture and the Outstanding Securities on the part of the Company to be performed or observed. Any such supplemental indenture shall provide for conversion or exchange rights in accordance with the provisions of the Securities of any series that are convertible or exchangeable into Common Stock or other securities or property;

(2)                                 immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

(3)                                 the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, sale, assignment, transfer, lease or other conveyance and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

For purposes of the foregoing, any sale, assignment, transfer, lease or other conveyance of all or any of the assets of one or more Subsidiaries of the Company (other than to the Company or another Subsidiary), which, if such assets were owned by the Company would constitute all or substantially all of the Company’s assets, shall be deemed to be the conveyance of all or substantially all of the assets of the Company to any Person.

Section 802.                   Substitution of Company

The Company may be replaced and any member of the ABB Group may be substituted for the Company, as principal debtor in respect of the Outstanding Securities of one or more specified series (such member of the ABB Group substituted for the Company, the “Substituted Debtor”), without the consent of Holders of Securities of any series, upon not less than 30 nor more than 60 days’ prior written notice, if (1) the Substituted Debtor has expressly assumed the due and punctual payment of the principal of, and premium, if any, and interest, if any, on, all of the Outstanding Securities of the applicable series and the due and punctual performance of all of the Company’s other obligations under this Indenture and all of the Outstanding Securities of the applicable series, (2) if the Substituted Debtor is organized or existing other than under the laws of the United States of America, any state thereof or the District of Columbia or any territory thereof, the Substituted Debtor has (i) agreed to make all payments in respect of the Outstanding Securities of the applicable series free and clear of, and without withholding or deduction for, or on account of, present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of the Substituted Debtor or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case the Substituted Debtor shall have agreed to pay such Additional Amounts as may be necessary in order that the net amount received by each Holder of Outstanding Securities of such series after such withholding or deduction is equal to the amount that would have been receivable in respect of each of the Outstanding Securities of such series in the absence of such withholding or deduction, and (ii) irrevocably and unconditionally (a) consented and submitted to the jurisdiction of any United States federal court or New York state court, in each case located in the Borough of Manhattan in The City of New York, in respect of any legal action, suit or proceeding against it arising out of, or in connection with, this

Indenture or any Securities of the applicable series, (b) waived, to the fullest extent permitted by law, any objection to the laying of venue in any such court or that any such legal action, suit or proceeding has been brought in an inconvenient forum and (c) appointed an agent in The City of New York for service of process in any such legal action, suit or proceeding, (3) if the Substituted Debtor is other than the Guarantor, the Guarantee in respect of the Outstanding Securities of the applicable series is fully effective in relation to the obligations of the Substituted Debtor in respect of the Outstanding Securities of such series or an equivalent guarantee is entered into by the Guarantor that has been duly authorized and is valid, binding and enforceable against it with respect to the Outstanding Securities of the applicable series, (4) immediately after giving effect to such substitution, no Event of Default under this Indenture, and no event which, after notice or the lapse of time or both, would become an Event of Default under this Indenture, shall have occurred and be continuing and (5) the Trustee shall have received an Officers’ Certificate and Opinion of Counsel from the Company to the effect that all conditions precedent to such substitution have been satisfied.

For purposes of the foregoing, any sale, assignment, transfer, lease or other conveyance of all or any of the assets of one or more Subsidiaries of the Company (other than to the Company or another Subsidiary), which, if such assets were owned by the Company would constitute all or substantially all of the Company’s assets, shall be deemed to be the conveyance of all or substantially all of the assets of the Company to a member of the ABB Group.

Section 803.                   Guarantor May Consolidate, Etc., Only on Certain Terms.

The Guarantor shall not, in any transaction or series of related transactions, consolidate or amalgamate with or merge into any Person or sell, assign, transfer, lease or otherwise convey all or substantially all its assets to any Person, in each case, unless:

(1)                                 either (A) the Guarantor shall be the continuing Person (in the case of a merger), or (B) the successor Person (if other than the Guarantor) formed by or resulting from such consolidation, amalgamation or merger, or to which such sale, assignment, transfer, lease or other conveyance of all or substantially all of the assets of the Guarantor is made, (i) shall be a corporation, limited liability company, partnership or other entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia or any territory thereof or under the laws of Switzerland or any other member country in the Organization for Economic Co-operation and Development or any political subdivision or governmental authority thereof; and (ii) shall, by an indenture (or indentures, if at such time there is more than one Trustee) supplemental hereto, executed by such successor Person and delivered to the Trustee, in form satisfactory to the Trustee, (a) if organized and existing other than under the laws of Switzerland or any political subdivision or governmental authority thereof, expressly agree to make all payments under the Guarantee free and clear of, and without withholding or deduction for, or on account of, present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of such successor Person or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case such successor Person shall also agree to pay such Additional Amounts as may be necessary in order that the net amount received by each Holder of Outstanding Securities after such withholding or deduction is equal to the amount that would have been receivable under the Guarantee in respect of the Outstanding Securities in the absence of such withholding or deduction and such successor Person, (b) expressly assume the due and punctual performance and observance of every obligation in this Indenture and the Guarantee on the part of the Guarantor to be performed or observed and (c) irrevocably and unconditionally (I) consent and submit to the jurisdiction of any United States federal court or New York state court, in each case located in the Borough of Manhattan in The City of New York, in respect of any legal action, suit or proceeding against it arising out of, or in connection with, this Indenture or the Guarantee, (II) waive, to the fullest extent permitted by law, any objection to the laying of venue in any such court or that any such legal action, suit or proceeding has been brought in an inconvenient forum and (III) appoint an agent in The City of New York for service of process in any such legal action, suit or proceeding, in each case of subclause (c) in terms comparable to Section 119 of this Indenture;

(3)                                 immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

(4)                                 the Guarantor shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, sale, assignment, transfer, lease or other conveyance and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

For purposes of the foregoing, any sale, assignment, transfer, lease or other conveyance of all or any of the assets of one or more Subsidiaries of the Guarantor (other than to the Guarantor or another Subsidiary), which, if such assets were owned by the Guarantor would constitute all or substantially all of the Guarantor’s assets, shall be deemed to be the conveyance of all or substantially all of the assets of the Guarantor to any Person.

Section 804.                   Successor Person Substituted for Company or Guarantor.

If the Company or the Guarantor shall, in any transaction or series of related transactions, consolidate or amalgamate with or merge into any Person or sell, assign, transfer, lease or otherwise convey all or substantially all its assets to any Person, or the Company shall be replaced by any Substituted Debtor, in each case in accordance with Section 801, 802 or 803, as applicable, the successor Person formed by or resulting from such consolidation, amalgamation or merger or to which such sale, assignment, transfer, lease or other conveyance of all or substantially all of the assets of the Company or the Guarantor, as applicable, is made, or the Substituted Debtor, as applicable, shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Guarantor, as applicable, under this Indenture, with respect to the Outstanding Securities of the applicable series, with the same effect as if such successor Person or the Substituted Debtor, as applicable, had been named as the Company or the Guarantor, as applicable, herein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under this Indenture (in the case of a replacement by a Substituted Debtor, such release being only with respect to the predecessor Person’s obligations and covenants under this Indenture in regards to the Outstanding Securities of the applicable series), the applicable Securities, the Guarantee and the Coupons, as applicable.

ARTICLE NINE

SUPPLEMENTAL INDENTURES

Section 901.                   Supplemental Indentures without Consent of Holders.

Without the consent of any Holders of Securities or Coupons, the Company (when authorized by or pursuant to a Board Resolution), the Guarantor (when authorized by or pursuant to a Board Resolution) and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto for any of the following purposes:

(1)                         to evidence the succession of another Person to the Company or the Guarantor, as the case may be, and the assumption by any such successor of the covenants of the Company or the Guarantor, as the case may be, contained herein and in the Securities, Coupons or the Guarantee, as applicable; or

(2)                         to add to the covenants of the Company or the Guarantor for the benefit of the Holders of all or any series of Securities (as shall be specified in such supplemental indenture or indentures) or to surrender any right or power herein conferred upon the Company or the Guarantor with respect to all or any series of Securities issued under this Indenture (as shall be specified in such supplemental indenture or indentures); or

(3)                         to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of or any premium or interest on or any Additional Amounts with respect to any Securities or the Guarantee, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be exchanged for Bearer Securities of other authorized denominations or to permit or facilitate the issuance of Securities in uncertificated or global form, provided any such action shall not adversely affect the interests of the Holders of Securities of any series or any Coupons appertaining thereto; or

(4)                         to establish the form or terms of Securities of any series and any Coupons appertaining thereto as permitted by Sections 201 and 301, including, without limitation, any conversion or exchange provisions applicable to Securities which are convertible into or exchangeable for other securities or property, and any deletions from or additions or changes to this Indenture in connection therewith (provided that any such deletions, additions and changes shall not be applicable to any other series of Securities then Outstanding); or

(5)                         to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 609; or

(6)                         to cure any mistake, ambiguity or to correct or supplement any provision herein which may be defective or which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, or to make any change necessary to comply with any requirement of the Commission in connection with the Indenture under the Trust Indenture Act, in each case which shall not adversely affect the interests of the Holders of Securities of any series then Outstanding or any Coupons appertaining thereto; or

(7)                         to add any additional Events of Default with respect to all or any series of Securities (as shall be specified in such supplemental indenture); or

(8)                         to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance, covenant defeasance and/or satisfaction and discharge of any series of Securities pursuant to Article Four, provided that any such action shall not adversely affect the interests of any Holder of a Security of such series and any Coupons appertaining thereto or any other Security or Coupon; or

(9)                         to secure the Securities or to add guarantees for the benefit of the Securities; or

(10)                  to amend or supplement any provision contained herein or in any supplemental indenture or in any Securities (which amendment or supplement may apply to one or more series of Securities or to one or more Securities within any series as specified in such supplemental indenture or indentures), provided that such amendment or supplement does not apply to any Outstanding Security issued prior to the date of such supplemental indenture and entitled to the benefits of such provision; or

(11)                  in the case of any series of Securities which are convertible into or exchangeable for Common Stock or other securities or property, to safeguard or provide for the conversion or exchange rights, as the case may be, of such Securities in the event of any reclassification or change of outstanding shares of Common Stock or any merger, consolidation, statutory share exchange or combination of the Company with or into another Person or any sale, lease, assignment, transfer, disposition or other conveyance of all or substantially all of the assets of the Company to any other Person or other similar transactions, if expressly required by the terms of such series of Securities established pursuant to Section 301; or

(12)                  to conform the terms of the Indenture, the Securities of a series or the Guarantee, as applicable, to the description thereof contained in any prospectus, prospectus supplement or other offering document relating to the offer and sale of such Securities.

Section 902.                   Supplemental Indentures with Consent of Holders.

With the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such supplemental indenture (voting as separate classes) by Act of said Holders delivered to the Company and the Trustee, the Company (when authorized by or pursuant to a Board Resolution), the Guarantor and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of the Securities of such series or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, that no such supplemental indenture, without the consent of the Holder of each Outstanding Security affected thereby, shall

(1)                         change the Stated Maturity of the principal of, or premium, if any, or any installment of interest, if any, on, or any Additional Amounts, if any, with respect to, any Security, or reduce the principal amount thereof or the premium, if any, thereon or the rate (or modify the calculation of such rate) of interest thereon, or reduce the amount payable upon redemption thereof at the option of the Company or repayment or repurchase thereof at the option of the Holder, or reduce any Additional Amounts payable with respect to any Security or the Guarantee, or change the obligation of the Company to pay Additional Amounts pursuant to Section 1004 (except as contemplated by Section 801(1) and permitted by Section 901(1)) or the obligation of the Guarantor to pay Additional Amounts under the Guarantee, or reduce the amount of the principal of any Original Issue Discount Security that would be due and payable upon acceleration of the Maturity thereof pursuant to Section 502 or the amount thereof provable in bankruptcy pursuant to Section 504, or adversely affect the right of repayment or repurchase at the option of any Holder as contemplated by Article Thirteen, or change the Place of Payment where or the Currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment or repurchase pursuant to Article Thirteen at the option of the Holder, on or after the date for repayment or repurchase) in each case as such Stated Maturity, Redemption Date or date for repayment or repurchase may, if applicable, be extended in accordance with the terms of such Security or any Coupon appertaining thereto, or in the case of any Security which is convertible into or exchangeable for shares of Common Stock or other securities or property, impair the right to institute suit to enforce the right to convert or exchange such Security in accordance with its terms, or release the Guarantor from any of the obligations under the Guarantee or this Indenture, or

(2)                         reduce the percentage in aggregate principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in Section 513 or 1007 of this Indenture, or reduce the requirements of Section 1504 for quorum or voting, or

(3)                         modify any of the provisions of this Section, Section 513 or Section 1007 except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or

(4)                         make any change that adversely affects the right, if any, to convert or exchange any Security for shares of Common Stock or other securities or property in accordance with its terms.

Other than as set forth above, a supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which shall have been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

Anything in this Indenture to the contrary notwithstanding, if more than one series of Securities is Outstanding, the Company and the Guarantor shall be entitled to enter into a supplemental indenture under this Section 902 with respect to any one or more series of Outstanding Securities without entering into a supplemental indenture with respect to any other series of Outstanding Securities.

It shall not be necessary for any Act of Holders of Securities under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 903.                   Execution of Supplemental Indentures.

As a condition to executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trust created by this Indenture, the Trustee shall receive, and (subject to Sections 315(a) through 315(d) of the Trust Indenture Act) shall be fully protected in conclusively relying upon, an Officers’ Certificate and an Opinion of Counsel of each of the Company and the Guarantor to the effect that the execution of such supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable obligation of, each of the Company and the Guarantor, respectively, subject to customary exceptions. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 904.                   Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of a Security theretofore or thereafter authenticated and delivered hereunder and of any Coupon appertaining thereto shall be bound thereby.

Section 905.                   Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee, upon Company Order, in exchange for Outstanding Securities of such series. In addition, if the supplemental indenture relates to the Guarantee, the Guarantor may prepare and execute a new Guarantee reflecting the original terms and the modification resulting from such supplemental indenture in exchange for the then existing Guarantee.

Section 906.                   Conformity with Trust Indenture Act.

Unless the Company shall determine, based on an Opinion of Counsel delivered to the Trustee, that the same shall not be required, every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

ARTICLE TEN

COVENANTS

Section 1001.            Payment of Principal, Premium, Interest and Additional Amounts.

The Company covenants and agrees for the benefit of the Holders of the Securities of each series that it will duly and punctually pay the principal of, and any premium and interest on and any Additional Amounts with respect to, the Securities of such series, whether payable in cash, shares of Common Stock or other securities or property, in accordance with the terms thereof, any Coupons appertaining thereto and this Indenture. Any interest due on any Bearer Security on or before the Maturity thereof, and any Additional Amounts payable with respect to such interest, shall be payable only upon presentation and surrender of the Coupons appertaining thereto for such interest as they severally mature.

Section 1002.            Maintenance of Office or Agency.

The Company shall maintain in each Place of Payment for any series of Securities an Office or Agency where Securities of such series (but not Bearer Securities, except as otherwise provided below, unless such Place of Payment is located outside the United States) may be presented or surrendered for payment, where Securities of such series may be surrendered for registration of transfer or exchange, where Securities of such series that are convertible or exchangeable may be surrendered for conversion or exchange, and where notices and demands to or upon the Company and the Guarantor in respect of the Securities of such series relating thereto and this Indenture may be served. If Securities of a series are issuable as Bearer Securities, the Company shall maintain, subject to any laws or regulations applicable thereto, an Office or Agency in a Place of Payment for such series which is located outside the United States where Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment; provided, however, that if the Securities of such series are listed on the London Stock Exchange or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company shall maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Securities of such series are listed on such exchange. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such Office or Agency. If at any time the Company shall fail to maintain any such required Office or Agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, except that Bearer Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment at the place specified for the purpose with respect to such Securities as provided in or pursuant to this Indenture, and each of the Company and the Guarantor hereby appoints the Trustee as Registrar, Paying Agent, Transfer Agent and as its agent to receive all such presentations, surrenders, notices and demands (other than with respect to Bearer Securities).

Except as otherwise provided in or pursuant to this Indenture, no payment of principal, premium, interest or Additional Amounts with respect to Bearer Securities shall be made at any Office or Agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, if amounts owing with respect to any Bearer Securities shall be payable in Dollars, payment of principal of, any premium or interest on and any Additional Amounts with respect to any such Security may be made at the Corporate Trust Office of the Trustee or any Office or Agency designated by the Company in The City of New York, if (but only if) payment of the full amount of such principal, premium, interest or Additional Amounts at all offices outside the United States maintained for such purpose by the Company in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

The Company may also from time to time designate one or more other Offices or Agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an Office or Agency in each Place of Payment for Securities of any series for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other Office or Agency.

Unless otherwise provided in or pursuant to this Indenture, the Company hereby designates The City of New York as a Place of Payment for each series of Securities, initially appoints the Corporate Trust Office of the Trustee in The City of New York as the Company’s Office or Agency in The City of New York for such purpose and initially appoints the Trustee as the Security Registrar for each series of Securities and, if the Securities of any series are convertible into or exchangeable for Common Stock or other securities or property, initially appoints the Trustee as conversion or exchange agent, as the case may be, for the Securities of such series. The Company may subsequently appoint a different Office or Agency in The City of New York and, as provided in Section 305, may remove and replace from time to time the Security Registrar.

If legislation is enacted in Switzerland providing for the taxation of payments according to principles similar to those laid down (i) in the European Union Council Directive 2003/48/EC or (ii) in the draft legislation proposed by the Swiss Federal Council on August 24, 2011, in particular, the principle to have a person other than the Company or the Guarantor withhold or deduct tax proposed by the Swiss Federal Council on August 24, 2011, the Company and the Guarantor shall use reasonable efforts to make payments in respect of the Securities or the Guarantee through a Paying Agent outside Switzerland, provided that the use of such Paying Agent outside Switzerland would eliminate any Swiss withholding tax that would otherwise apply to payments by the Company or the Guarantor.

Section 1003.                      Money for Securities Payments to Be Held in Trust.

If the Company, the Guarantor or any Affiliate of the Company or the Guarantor shall at any time act as Paying Agent with respect to any series of Securities, it shall, on or before each due date of the principal of, or any premium or interest on, or any Additional Amounts with respect to, any of the Securities of such series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency or Currencies in which the Securities of such series are payable sufficient to pay the principal, any premium, interest and Additional Amounts, as the case may be, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.

Whenever there shall be one or more Paying Agents for any series of Securities, it shall, on or prior to each due date of the principal of, or any premium or interest on, or any Additional Amounts with respect to, any Securities of such series, deposit with any Paying Agent a sum (in the Currency or Currencies described in the preceding paragraph) sufficient to pay the principal, premium, interest and Additional Amounts, as the case may be, so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company shall cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall:

(1)                         hold all sums held by it for the payment of the principal of, or any premium or interest on, or any Additional Amounts with respect to, Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as provided in or pursuant to this Indenture;

(2)                         give the Trustee written notice of any default by the Company (or any other obligor upon the Securities of such series) in the making of any payment of principal of, or any premium or interest on, or any Additional Amounts with respect to, the Securities of such series; and

(3)                         at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

To the extent that the terms of any Securities established pursuant to Section 301 provide that any principal of, or premium or interest, if any, on, or any Additional Amounts with respect to, any such Securities is or may be payable in shares of Common Stock or other securities or property, then the provisions of this Section 1003 shall apply, mutatis mutandis, to such shares of Common Stock or other securities or property.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same terms as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Except as otherwise provided herein or pursuant hereto, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, or any premium or interest on, or any Additional Amounts with respect to, any Security of any series or any Coupon appertaining thereto and remaining unclaimed for two years after such principal, premium, interest or Additional Amounts shall have become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security or any Coupon appertaining thereto shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 1004.                      Additional Amounts.

If any Securities of a series provide for the payment of Additional Amounts by the Company, the Company agrees to pay to the Holder of any such Securities or any Coupon appertaining thereto Additional Amounts as provided in or pursuant to this Indenture or such Securities. Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium or interest on, or in respect of, any Security of any series or any Coupon, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms of such series established hereby or pursuant hereto and, unless the context otherwise specifies or requires, by the Guarantee, in each case to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

Except as otherwise provided in or pursuant to this Indenture or the Securities of any series, if the Securities of a series provide for the payment of Additional Amounts by the Company, at least 10 days prior to the first Interest Payment Date with respect to such series of Securities (or if the Securities of such series shall not bear interest prior to Maturity, the first day on which a payment of principal is made), and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Officers’ Certificate, the Company shall furnish to the Trustee and the Paying Agent or Paying Agents, if other than the Trustee, an Officers’ Certificate instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and premium, if any, or interest, if any, on the Securities of such series shall be made to Holders of Securities of such series or the Coupons appertaining thereto without withholding or deduction for or on account of any tax, assessment or other governmental charge described in the Securities of such series or pursuant to Section 301 with respect to the Securities of such series. If any such withholding or deduction shall be required, then such Officers’ Certificate shall specify by country the amount, if any, required to be withheld on or deducted from such payments to such Holders of Securities or Coupons, and the Company agrees to pay to the Trustee or such Paying Agent the Additional Amounts required by the terms of such Securities. The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, damage, liability, cost or expense, including attorneys’ fees, costs and expenses, reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers’ Certificate furnished pursuant to this Section. Nothing in this Section 1004 or elsewhere in this Indenture shall limit the obligation of the Company to pay Additional Amounts with respect to the Securities of any series pursuant to the terms, if any, established pursuant to Section 301 with respect to the Securities of such series. The Trustee shall not at any time be under any duty or responsibility to any Holder to determine the Additional Amounts owed, or with respect to the nature, extent, or calculation of the Additional Amounts owed, or with respect to the method employed in such calculation of the Additional Amounts.

Section 1005.                      Corporate Existence.

Subject to Article Eight, each of the Company and the Guarantor shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence and (ii) its rights (charter and statutory), licenses and franchises; provided, however, that neither the Company nor the Guarantor shall be required to preserve any such right, license or franchise if the Board of Directors of the Company or the Guarantor, as the case may be, determines that the preservation thereof is no longer desirable in the conduct of its business.

Section 1006.                      Negative Pledge

So long as any Security remains Outstanding, the Company and the Guarantor shall not, and shall procure that none of the Material Subsidiaries shall, create or permit to subsist any Security Interest upon any of their respective present or future assets or revenues as security for any Indebtedness of any Person or to secure any guarantee given by the Company, the Guarantor or any Material Subsidiary of any Indebtedness of any Person, without at the same time or prior thereto securing the Outstanding Securities equally and ratably with such Indebtedness or guarantee or providing such security for the Outstanding Securities as shall be authorized by the Act of the Holders of not less than 75% in aggregate principal amount of the Outstanding Securities, by written notice to the Company, the Guarantor and the Trustee, except that the Company, the Guarantor or any Material Subsidiary may create or permit to subsist a Permitted Security Interest (without the obligation to secure or provide security as aforesaid); provided, however, that as used in this Section 1006, (i) any reference to any Indebtedness being guaranteed by the Company, the Guarantor or any Material Subsidiary shall be deemed to include a reference to any indemnity given by the Company, the Guarantor or any Material

Subsidiary, as the case may be, in respect of any Indebtedness and (ii) Indebtedness shall not include Securitization Indebtedness.

Section 1007.                      Waiver of Certain Covenants.

The Company and the Guarantor may omit in any particular instance to comply with any term, provision or condition set forth in Sections 1005(ii) and 1006 with respect to the Securities of any series and, if expressly provided pursuant to Section 301(19), any additional covenants applicable to the Securities of such series if, before the time for such compliance, the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, by Act of such Holders, either shall waive such compliance in such instance or generally shall have waived compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the Guarantor, as applicable and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Section 1008.                      Company and Guarantor Statement as to Compliance.

Each of the Company and the Guarantor shall deliver to the Trustee, within 150 days after the end of each fiscal year, a written statement (which need not be contained in or accompanied by an Officers’ Certificate) signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Company or the Guarantor, as applicable, stating whether or not, to the best of his or her knowledge, (i) there is a default by the Company or the Guarantor, as applicable, in the performance and observance of any of the terms, provisions and conditions of this Indenture, the Securities, any Coupons and the Guarantee (without regard to notice requirements or periods of grace) or (ii) there is a default which, with notice or the lapse of time or both, would become an Event of Default or an Event of Default has occurred or is continuing, and specifying all such defaults and Events of Default and the nature and status thereof of which he or she may have knowledge; provided that any default that results solely from the taking of an action that would have been permitted but for the continuation of a previous default will be deemed to be cured if such previous default is cured prior to becoming an Event of Default.

Section 1009.                      Calculation of Original Issue Discount.

So long as there is any Outstanding Original Issue Discount Security, the Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

Section 1101.                      Applicability of Article.

Redemption of Securities of any series at the option of the Company as permitted or required by the terms of such Securities shall be made in accordance with the terms of such Securities and (except as otherwise provided herein or pursuant hereto) this Article.

Section 1102.                      Election to Redeem; Notice to Trustee.

The election of the Company to redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company of all of the Outstanding Securities of any series, the Company shall, not less than 30 and not more than 60 days prior to the Redemption Date fixed by the Company, notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and, in the event that the Company shall determine that the Securities of any series to be redeemed shall be selected from Securities of such series having the same issue date, interest rate or interest rate formula, Stated Maturity and other terms (the “Equivalent Terms”), the Company shall notify the Trustee of such Equivalent Terms.

If less than all of the Securities of any series are to be redeemed or if less than all of the Securities of any series with Equivalent Terms are to be redeemed, the Company shall, at least three days prior to giving notice of redemption to the Holders (unless a shorter notice shall be satisfactory to the Trustee and agreed upon in writing by the Trustee), notify the Trustee of such Redemption Date, the principal amount of Securities of such series to be redeemed and, if applicable, the Equivalent Terms.

In the case of any redemption of Securities (A) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture or (B) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate and Opinion of Counsel evidencing compliance with such restriction or condition.

Section 1103.                      Selection by Trustee of Securities to be Redeemed.

If less than all of the Securities of any series are to be redeemed or if less than all of the Securities of any series with Equivalent Terms are to be redeemed, the particular Securities to be redeemed shall be selected not less than 30 days and not more than 60 days prior to the Redemption Date by the Trustee from the Outstanding Securities of such series or from the Outstanding Securities of such series with Equivalent Terms, as the case may be, not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and in accordance with the Depository’s procedures, and which may provide for the selection for redemption of portions of the principal amount of Registered Securities of such series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a

Security of such series not redeemed to less than the minimum denomination for a Security of such series established herein or pursuant hereto.

The Trustee shall promptly notify the Company and the Security Registrar (if other than itself) in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal of such Securities which has been or is to be redeemed.

Unless otherwise specified in or pursuant to this Indenture or the Securities of any series, if any Security selected for partial redemption is converted or exchanged for Common Stock or other securities or property in part before termination of the conversion or exchange right with respect to the portion of the Security so selected, the converted or exchanged portion of such Security shall be deemed (so far as may be) to be the portion selected for redemption. Securities which have been converted or exchanged during a selection of Securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

Section 1104.                      Notice of Redemption.

Notice of redemption shall be given in the manner provided in Section 106, not less than 30 nor more than 60 days prior to the Redemption Date, unless a shorter period is specified in the Securities to be redeemed, to the Holders of Securities to be redeemed. Failure to give notice by mailing in the manner herein provided to the Holder of any Registered Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portions thereof.

Any notice that is mailed to the Holder of any Registered Securities in the manner herein provided shall be conclusively presumed to have been duly given, whether or not such Holder receives the notice.

All notices of redemption shall state:

(1)                         the Redemption Date,

(2)                         the Redemption Price,

(3)                         if less than all Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the particular Security or Securities to be redeemed,

(4)                         that, in case any Security is to be redeemed in part only, on and after the Redemption Date, upon surrender of such Security, the Holder of such Security will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

(5)                         that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Security or portion thereof to be redeemed, together (if applicable) with accrued and unpaid interest, if any, thereon (subject, if applicable, to the provisos to the first paragraph of Section 1106), and, if applicable, that interest thereon shall cease to accrue on and after said date,

(6)                         the place or places where such Securities, together (in the case of Bearer Securities) with all Coupons appertaining thereto, if any, maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and any accrued interest and Additional Amounts pertaining thereto,

(7)                         that the redemption is for a sinking fund, if such is the case,

(8)                         that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must be accompanied by all Coupons maturing subsequent to the date fixed for redemption or the amount of any such missing Coupon or Coupons will be deducted from the Redemption Price, unless security or indemnity satisfactory to the Company, the Trustee and any Paying Agent is furnished,

(9)                         if Bearer Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on the Redemption Date pursuant to Section 305 or otherwise, the last date, as determined by the Company, on which such exchanges may be made,

(10)                  in the case of Securities of any series that are convertible or exchangeable into shares of Common Stock or other securities or property, the then current conversion or exchange price or rate, the date or dates on which the right to convert or exchange the principal of the Securities of such series to be redeemed will commence or terminate, as applicable, and the place or places where and the Persons to whom such Securities may be surrendered for conversion or exchange,

(11)                  the CUSIP number, Common Code or ISIN number of such Securities, if any (or any other numbers used by a Depository to identify such Securities), and

(12)                  if the Redemption Price or any portion thereof shall be payable, at the option of the Company or any Holders, in shares of Common Stock, cash or in other securities or property (or a combination thereof), a statement as to whether the Company has elected to pay the Redemption Price in shares of Common Stock, cash or in other securities or property (or a combination thereof) and, if applicable, the portion of the Redemption Price that is to be paid in shares of Common Stock, cash or in other securities or property.

A notice of redemption published as contemplated by Section 106 need not identify particular Registered Securities to be redeemed.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request with 15 days prior written notice, by the Trustee in the name and at the expense of the Company.

Section 1105.                      Deposit of Redemption Price.

At or prior to 10:00 am (local time in New York City) on any Redemption Date, the Company shall deposit, with respect to the Securities of any series called for redemption pursuant to Section 1104, with the Trustee or with a Paying Agent (or, if the Company, the Guarantor or any Affiliate of the Company or the Guarantor is acting as Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the applicable Currency sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date, unless otherwise specified pursuant to Section 301 for or in the Securities of such series) any accrued interest on and Additional Amounts with respect to, all such Securities or portions thereof which are to be redeemed on that date.

Section 1106.                      Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, together with (unless otherwise provided with respect to the Securities of such series pursuant to Section 301) accrued and unpaid interest, if any, thereon and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest, if any) such Securities shall cease to bear interest and the Coupons for such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, together with all Coupons, if any, appertaining thereto maturing after the Redemption Date, such Security shall be paid by the Company at the Redemption Price, together with, unless otherwise provided in or pursuant to this Indenture, any accrued and unpaid interest thereon and Additional Amounts with respect thereto to but excluding the Redemption Date; provided, however, that, except as otherwise provided in or pursuant to this Indenture or the Bearer Securities of such series, installments of interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only upon presentation and surrender of Coupons for such interest (at an Office or Agency located outside the United States except as otherwise provided in Section 1002), and provided, further, that, except as otherwise specified in or pursuant to this Indenture or the Registered Securities of such series, installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the Regular Record Dates therefor according to their terms and the provisions of Section 307.

If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant Coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price or, at the option of the Company, after payment to the Trustee for the benefit of the Company of, an amount equal to the face amount of all such missing Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing Coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that any interest or Additional Amounts represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an Office or Agency for such Security located outside of the United States except as otherwise provided in Section 1002.

If any Security called for redemption shall not be so paid, or funds set aside for payment, on the Redemption Date, the principal and any premium, until paid, shall bear interest from the Redemption Date at the rate prescribed therefor in the Security or, if no rate is prescribed therefor in the Security, at the rate of interest, if any, borne by such Security.

Section 1107.                      Securities Redeemed in Part.

Any Registered Security which is to be redeemed only in part shall be surrendered at any Office or Agency for such Security (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver, upon Company Order, to the Holder of such Security without service charge, a new Registered Security or Securities of the same series, containing identical terms and provisions, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered. If a Security in global form is so surrendered, the Company shall execute, and the Trustee shall authenticate and deliver, upon Company Order, to the Depository for such Security in global form as shall be specified in the Company Order with respect thereto to the Trustee, without service charge, a new Security in global form in a denomination equal to and in exchange for the unredeemed portion of the principal of the Security in global form so surrendered.

ARTICLE TWELVE

SINKING FUNDS

Section 1201.                      Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series, except as otherwise permitted or required in or pursuant to this Indenture or any Security of such series issued pursuant to this Indenture.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment,” and any payment in excess of such minimum amount provided for by the terms of Securities of such series is herein referred to as an “optional sinking fund payment.” If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series and this Indenture.

Section 1202.                      Satisfaction of Sinking Fund Payments with Securities.

The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any series to be made pursuant to the terms of such Securities (1) deliver Outstanding Securities of such series (other than any of such Securities previously called for redemption or any of such Securities in respect of which cash shall have been released to the Company), together in the case of any Bearer Securities of such series with all unmatured Coupons appertaining thereto, and (2) apply as a credit Securities of such series which have been redeemed either at the election of the Company pursuant to the terms of such series of Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities of any series in lieu of cash payments pursuant to this Section 1202, the principal amount of Securities of such series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Trustee need not call Securities of such series for redemption, except upon Company Request, and such cash payment shall be held by the Trustee or a Paying Agent and applied to the next succeeding sinking fund payment, provided, however, that the Trustee or such Paying Agent shall at the written request of the Company from time to time pay over and deliver to the Company any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Company to the Trustee of Securities of that series purchased by the Company having an unpaid principal amount equal to the cash payment requested to be released to the Company.

Section 1203.                      Redemption of Securities for Sinking Fund.

Not less than 75 days prior to each sinking fund payment date for any series of Securities, the Company shall deliver to the Trustee an Officers’ Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that series pursuant to Section 1202, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and will also deliver to the Trustee any Securities to be so credited and not theretofore delivered. If such Officers’ Certificate shall specify an optional amount to be added in cash to the next ensuing mandatory sinking fund payment, the Company shall thereupon be obligated to pay the amount therein specified. Not less than 60 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

ARTICLE THIRTEEN

REPAYMENT AT THE OPTION OF HOLDERS

Section 1301.                      Applicability of Article.

Securities of any series which are repayable at the option of the Holders thereof before their Stated Maturity shall be repaid in accordance with the terms of the Securities of such series. The repayment of any principal amount of Securities pursuant to such option of the Holder to require repayment of Securities before their Stated Maturity, for purposes of Section 309, shall not operate as a payment, redemption or satisfaction of the indebtedness represented by such Securities unless and until the Company, at its option, shall deliver or surrender the same to the Trustee with a directive that such Securities be cancelled. If specified with respect to the Securities of a series as contemplated by Section 301, in connection with any repayment of Securities, the Company may arrange for the purchase of any Securities by an agreement with one or more investment bankers or other purchasers to purchase such Securities by paying to the Holders of such Securities on or before the applicable repayment date an amount not less than the repayment price payable by the Company on repayment of such Securities, and the obligation of the Company to pay the repayment price of such Securities shall be satisfied and discharged to the extent such payment is so paid by such purchasers.

Unless otherwise expressly stated in this Indenture or pursuant to Section 301 with respect to the Securities of any series or unless the context otherwise requires, all references in this Indenture to the repayment of Securities at the option of the Holders thereof (and all references of like import) shall be deemed to include a reference to the repurchase of Securities at the option of the Holders thereof.

ARTICLE FOURTEEN

SECURITIES IN FOREIGN CURRENCIES

Section 1401.                      Applicability of Article.

Whenever this Indenture provides for (i) any action by, or the determination of any of the rights of, Holders of Securities of any series in which not all of such Securities are denominated in the same Currency or (ii) any distribution to Holders of Securities of any series in which not all of such Securities are denominated in the same Currency, in the absence of any provision to the contrary in or pursuant to this Indenture or the Securities of such series and in accordance with the Depository’s procedures, any amount in respect of any Security denominated in a Currency other than Dollars shall be treated for any such action, determination or distribution as that amount of Dollars that could be obtained for such amount on such reasonable basis of exchange and as of the record date with respect to Registered Securities of such series (if any) for such action, determination or distribution (or, if there shall be no applicable record date, such other date reasonably proximate to the date of such distribution) as the Company may specify in a written notice to the Trustee or, in the absence of such written notice, as the Trustee may determine.

Section 1402.                      Monies of Different Currencies to be Segregated.

The Trustee shall segregate monies, funds and accounts held by the Trustee hereunder in one currency from any monies, funds or accounts in any other currencies, notwithstanding any provision herein which would otherwise permit the Trustee to commingle such accounts.

ARTICLE FIFTEEN

MEETINGS OF HOLDERS OF SECURITIES

Section 1501.                      Purposes for Which Meetings May Be Called.

A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided by this Indenture to be made, given or taken by Holders of Securities of such series.

Section 1502.                      Call, Notice and Place of Meetings.

(1)                                 The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1501, to be held at such time and at such place in The City of New York, or, if Securities of such series have been issued in whole or in part as Bearer Securities, in London or in such place outside the United States as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

(2)                                 In case at any time the Company or the Guarantor (by or pursuant to a Board Resolution) or the Holders of at least 10% in aggregate principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1501, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed notice of or made the first publication of the notice of such meeting within 21 days after receipt of such request (whichever shall be required pursuant to Section 106) or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company, the Guarantor or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in The City of New York, or, if Securities of such series are to be issued as Bearer Securities, in London for such meeting and may call such meeting for such purposes by giving notice thereof as provided in clause (1) of this Section.

Section 1503.                      Persons Entitled to Vote at Meetings.

To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding

Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company, the Guarantor and their respective counsel.

Section 1504.                      Quorum; Action.

The Persons entitled to vote a majority in aggregate principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting or duly reconvened meeting of Holders of Securities of such series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of a supermajority in aggregate principal amount of the Outstanding Securities of a series, the Persons entitled to vote the specified supermajority in aggregate principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes after the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1502(1), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the aggregate principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act which this Indenture expressly provides may be made, given or taken by the Holders of a supermajority in aggregate principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly convened and at which a quorum is present as aforesaid only by the affirmative vote of the Holders of the specified supermajority in aggregate principal amount of the Outstanding Securities of that series; and provided, further, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in aggregate principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such lesser specified percentage in aggregate principal amount of the Outstanding Securities of such series.

Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the Coupons appertaining thereto, whether or not such Holders were present or represented at the meeting.

Section 1505.                      Determination of Voting Rights; Conduct and Adjournment of Meetings.

(1)                                 Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of such series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104 or by having the signature of the person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 104 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

(2)                                 The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company, the Guarantor or the Holders of Securities as provided in Section 1502(2), in which case the Company, the Guarantor or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in aggregate principal amount of the Outstanding Securities of such series represented at the meeting.

(3)                                 At any meeting, each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Securities of such series held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. If the Securities of such series are issuable in minimum denominations of less than $1,000, then a Holder of such a Security in a principal amount of less than $1,000 shall be entitled to a fraction of one vote which is equal to the fraction that the principal amount of such Security bears to $1,000. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

(4)                                 Any meeting of Holders of Securities of any series duly called pursuant to Section 1502 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in aggregate principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

Section 1506.                      Counting Votes and Recording Action of Meetings.

The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1502 and, if applicable, Section 1504. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to each of the Company and the Guarantor, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

ARTICLE SIXTEEN

GUARANTEE

Section 1601.                      Guarantee Agreement; Form of Guarantee

The Guarantor by its execution of this Indenture hereby agrees with each Holder of a Security authenticated and delivered by the Trustee, and with each Holder of any Coupon appertaining to any such Security, and with the Trustee on behalf of such Holder, that the Guarantee in the form set forth below shall apply to such Security (it being understood that the obligations of the Guarantor shall not be released or otherwise diminished if the Guarantor shall fail to execute such Guarantee):

FORM OF GUARANTEE

This guarantee (this “Guarantee”) dated            is entered into by ABB Ltd, Affolternstrasse 44, 8050 Zurich, Switzerland (the “Guarantor”)

Whereas

(A)                               ABB Finance (USA) Inc., a Delaware corporation (the “Issuer”), is the issuer under an indenture, dated as of            (as may be amended or supplemented from time to time, the “Indenture”), among the Issuer, the Guarantor and Deutsche Bank Trust Company Americas, as trustee, which provides for the issuance from time to time of the Issuer’s senior unsecured debentures, notes or other evidences of indebtedness

(hereinafter called the “Securities”), unlimited as to principal amount and which will be guaranteed by the Guarantor.

(B)                               The Guarantor has agreed, under Section 1601 of the Indenture, to issue this Guarantee in respect of all of the Securities issued pursuant to the Indenture to each Holder (as defined in the Indenture) of the Securities.

(C)                               This Guarantee may be modified in accordance with the terms of the Indenture.

Now, therefore the Guarantor undertakes as follows:

1.                                      Definitions

Terms defined in or for the purposes of the Indenture and/or the Securities shall have the same meaning in this Guarantee (including the Recitals), except where the context requires otherwise or where a different meaning is attributed to the relevant terms. Any references herein to any amounts payable, howsoever described, in respect of Securities issued by the Issuer shall include any amounts payable by the Issuer under or in connection with the Indenture.

2.                                      Guarantee

The Guarantor, in accordance with the terms hereof, as primary obligor and not merely as a surety, irrespective of the validity and the legal effects of the Securities, irrespective of restrictions of any kind on the Issuer’s performance of its obligations under the Securities, and waiving all rights of objection and defense arising from the Securities, hereby irrevocably and unconditionally guarantees to the Holders, the due and punctual payment of principal, premium (if any), and interest (including any additional amounts required to be paid in accordance with the terms and conditions of the Securities) from time to time payable by the Issuer in respect of the Securities as and when the same shall become due, whether at stated maturity, upon redemption or repurchase, by acceleration or otherwise, and accordingly undertakes to pay such Holder, in the manner and the currency set forth in the terms and conditions of the Securities, any amount or amounts which the Issuer is at any time liable to pay in respect of such Securities and which the Issuer has failed to pay, including amounts that become due in advance of their stated maturity as a result of acceleration. Any diligence, presentment, demand, protest or notice, whether in relation to the Guarantor, the Issuer, or any other person, from a Holder, in respect of any of the Guarantor’s obligations under this Guarantee is hereby waived.

3.                                      Status

The obligations of the Guarantor under this Guarantee constitute direct, unsecured and unsubordinated obligations of the Guarantor and the Guarantor undertakes that its obligations hereunder will rank pari passu with all other present or future direct, unsecured and unsubordinated obligations of the Guarantor, save for such obligations as may be mandatorily preferred by law.

4.                                      Duration

This Guarantee is a guarantee of payment and not merely of collection and it shall continue in full force and effect by way of continuing security until all principal, premium and interest (including any additional amounts required to be paid in accordance with the terms and conditions of the Securities) have been paid in full and all other actual or contingent obligations of the Issuer in relation to the Securities or under the Indenture have been satisfied in full.

Notwithstanding the foregoing, if any payment received by any Holder is, on the subsequent bankruptcy or insolvency of the Issuer, avoided under any applicable laws, including, among others, laws relating to bankruptcy or insolvency, such payment will not be considered as having discharged or diminished the liability of the Guarantor and this Guarantee will continue to apply as if such payment had at all times remained owing by the Issuer.

5.                                      Taxation

All payments under this Guarantee shall be made free and clear of, and without withholding or deduction for, taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Switzerland or any authority therein or thereof having power to tax (“Taxes”), unless such withholding or deduction is required by law. In that event, the Guarantor shall pay such additional amounts as shall result in receipt by the relevant Holder of such amounts as would have been received by it had no such withholding or deduction been required (“Additional Amounts”), except that no such Additional Amounts shall be payable with respect to this Guarantee:

(a)                                 to, or to a third party on behalf of, a Holder or another beneficiary of this Guarantee, which is liable to such Taxes in respect of such payment under this Guarantee by reason of his having some connection with the jurisdiction by which such Taxes have been imposed, levied, collected, withheld or assessed other than the mere benefit under this Guarantee; or

(b)                                 where the Security or Coupon is presented or surrendered for payment more than 30 days after the Relevant Date, except to the extent that the relevant Holder would have been entitled to additional amounts on presenting or surrendering the Security or Coupon for payment on the last day of the period of 30 days assuming that day to have been a day on which the Holder of such Security or Coupon is entitled to receive payment in accordance with the Security, the Coupon and the Indenture; or

(c)                                  to, or to a third party on behalf of, a Holder or another beneficiary of this Guarantee who is able to avoid such withholding or deduction by presenting any form, certificate or documentation and/or making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(d)                                 where the Taxes required to be withheld by any Paying Agent from any payment in respect of this Guarantee are able to be avoided if such payment can be made without such withholding by any other Paying Agent; or

(e)                                  where such deduction or withholding is imposed on a payment to an individual or residual entity and is required to be made pursuant to European Council Directive 2003/48/EC (the “EU Savings Tax Directive”) or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive, including the Agreement between the European Community and the Confederation of Switzerland dated as of 26 October 2004 (the “Swiss Savings Tax Directive”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Directive; or

(f)                                   where such deduction or withholding is imposed on a payment pursuant to laws enacted by Switzerland providing for the taxation of payments according to principles similar to those laid down (i) in the EU Savings Tax Directive or (ii) in the draft legislation proposed by the Swiss Federal Council on 24 August 2011, in particular, the principle to have a person other than the Issuer or the Guarantor withhold or deduct tax; or

(g)                                  where the Security or Coupon is presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction (i) by presenting the Security or Coupon to another Paying Agent in a member state of the European Union, or (ii) by authorizing the Paying Agent to report information in accordance with the procedure laid down by the relevant tax authority or by producing, in the form required by the relevant tax authority, a declaration, claim, certificate, document or other evidence establishing exemption therefrom; or

(h)                                 in respect of any estate, inheritance, gift, sales, transfer, wealth or personal property tax or any similar tax, duty, assessment or governmental charge; or

(i)                                     in respect of any Taxes that are payable otherwise than by withholding or deduction by the Guarantor, or by a Paying Agent, from the payment of the amount payable in respect of this Guarantee; or

(j)                                    in respect of any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b), (c), (d), (e), (f), (g), (h) or (i).

For purposes of the foregoing, the “Relevant Date” means, in respect of any payment on any Security or Coupon, the date on which such payment first becomes due and payable, but if the full amount of the monies payable has not been received by the Trustee or, as the case may be, a Paying Agent on or prior to such due date, the Relevant Date means the first date on which, the full amount of such monies having been so received and being available for payment to Holders, notice to that effect has been duly given to the Holders.

6.                                      Exercise of Rights, Subrogation and Claims against the Issuer

Until all principal, premium (if any) and interest and all other monies payable by the Issuer in respect of any Securities shall be paid in full, (i) no right of the Guarantor, by reason of the performance of any of its obligations under this Guarantee, to be indemnified by the Issuer or to take the benefit of or enforce any security or other guarantee or indemnity against the Issuer in connection with the Securities shall be exercised or enforced and (ii) the Guarantor shall not (a) by virtue of this Guarantee or any other reason be subrogated to any rights of any Holder or (b) claim in competition with the Holders against the Issuer. If the Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Holders by the Issuer under or in connection with the Securities to be paid in full on behalf and for the benefit of the Holders and shall promptly pay or transfer the same to the Holders as they may direct to the extent such amount shall be due and unpaid by the Issuer to the Holders.

7.                                      Notices

Each notice or demand under this Guarantee shall be made in writing, in English, and may be sent by messenger, fax or pre-paid first class post to the Guarantor at the address, and for the attention of the person, from time to time designated by the Guarantor for the purposes of this Guarantee. Any such notice or demand shall be effective when actually received by such addressee. The address, attention and telefax number of the Guarantor for notices or demands under this Guarantee for the time being are as follows:

ABB Ltd

Affolternstrasse 44

8050 Zurich Switzerland

Fax: +41 43 317 79 92

Attention: Legal Department

8.                                      Assignment

The Guarantor shall not be entitled to assign or transfer any or all of its rights, benefits or obligations under this Guarantee. Each Holder shall be entitled to assign all or any of its rights and benefits under this Guarantee.

9.                                      Severability

If a provision of this Guarantee is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction or in any other jurisdiction of any other provision of this Guarantee.

10.                               Subsequent Guarantees

Any Securities issued by the Issuer under the Indenture on or after the date of this Guarantee shall have the benefit of this Guarantee, but shall not have the benefit of any subsequent guarantee of the Guarantor, unless expressly so provided in any such subsequent guarantee.

11.                               Governing Law, Jurisdiction and Waiver of Immunities

This Guarantee shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. The Guarantor hereby appoints CT Corporation System acting through its office at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent (the “Authorized Agent”) for the limited purpose of receiving service of process in any legal action, suit or proceeding against the Guarantor arising out of, or in connection with, this Guarantee or the Indenture instituted in any federal court of the United States or court of the State of New York located in the Borough of Manhattan, The City of New York by the Trustee or the Holder of any Security and agrees that service of process upon such Authorized Agent, together with written notice of said service to the Guarantor by the person serving the same shall be deemed in every respect effective service of process upon the Guarantor in any such legal action, suit or proceeding. The Guarantor hereby irrevocably submits to the nonexclusive jurisdiction of any such court (assuming it is a court of competent jurisdiction) in respect of any such legal action, suit or proceeding, and waives any objection which it may now or hereafter have to the laying of venue of any legal such action, suit or proceeding or that such court is an inconvenient forum. Such appointment shall be irrevocable until all obligations due, or that may become due, under or in respect of this Guarantee have been paid in full by the Company or the Guarantor, as the case may be, to the Trustee pursuant to the terms of the Indenture and this Guarantee. Notwithstanding the foregoing, the Guarantor reserves the right to appoint another Person located or with an office in The City of New York, selected in its discretion, as a successor Authorized Agent, and upon acceptance of such appointment by such a successor the appointment of the prior Authorized Agent shall terminate. If for any reason CT Corporation System ceases to be able to act as the Authorized Agent or to have an address in The City of New York, the Guarantor shall appoint a successor Authorized Agent in accordance with the preceding sentence. The Guarantor further agrees to take any and all action, including the filing of any and all documents and instruments as may be necessary to continue such designation and appointment of such agent in full force and effect until the Indenture has been satisfied and discharged in accordance with the provisions therein. Service of process upon the Authorized Agent addressed to it at the address set forth above, as such address may be changed within The City of New York by notice given by the Authorized Agent to the Trustee, together with written notice of such service mailed or delivered to the Guarantor shall be deemed, in every respect, effective service of process on the Guarantor.

To the extent that the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, the Guarantor hereby irrevocably waives such immunity in respect of its obligations under this Guarantee and the Indenture, to the extent permitted by law.

Guarantor:

ABB Ltd

By:	By:
Name:	Name:
Function:	Function:

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

ABB FINANCE (USA) INC.,
as Issuer

By:	/s/ Daniel Hagmann
	Name:	Daniel Hagmann
	Title:	President

By:	/s/ E. Barry Lyon
	Name:	E. Barry Lyon
	Title:	Secretary

ABB LTD,
as Guarantor

By:	/s/ Michel Demare
	Name:	Michel Demare
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee, Registrar, Paying Agent and Transfer Agent

By: Deutsche Bank National Trust Company

By:	/s/ Wanda Camacho
	Name:	Wanda Camacho
	Title:	Vice President

By:	/s/ Rodney Gaughan
	Name:	Rodney Gaughan
	Title:	Vice President

FIRST SUPPLEMENTAL INDENTURE

Dated as of May 8, 2012

Supplementing that Certain

INDENTURE

Dated as of May 8, 2012

Among

ABB FINANCE (USA) INC., as Issuer

ABB LTD, as Guarantor

and

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

1.625% NOTES DUE 2017

2.875% NOTES DUE 2022

4.375% NOTES DUE 2042

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FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture, dated as of May 8, 2012 (this “First Supplemental Indenture”), among ABB FINANCE (USA) INC., a Delaware corporation (the “Company”), having its principal executive office located at 501 Merritt 7, Norwalk, Connecticut 06851; ABB LTD, a corporation organized and existing under the laws of Switzerland, as guarantor (the “Guarantor”), having its principal executive office located at Affolternstrasse 44, 8050 Zurich, Switzerland; and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation duly organized and existing under the laws of the United States of America, as trustee), supplements that certain Indenture, dated as of May 8, 2012, among the Company, the Guarantor and the Trustee (the “Indenture”).

RECITALS OF THE COMPANY

WHEREAS, the Company has duly authorized the execution and delivery of the Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness to be issued in one or more series as provided for in the Indenture;

WHEREAS, the Guarantor has duly authorized the execution and delivery of the Indenture, and, in connection therewith, the Guarantor has duly authorized the execution and delivery of the Guarantee (as defined in the Indenture) in order to fully and unconditionally guarantee the Company’s obligations under its debt securities issued under the Indenture;

WHEREAS, the Indenture provides that the Securities shall be in the form as may be established by or pursuant to a Board Resolution and set forth in an Officers’ Certificate or as may be established in one or more supplemental indentures thereto, in each case with such appropriate insertions, omissions, substitutions, and other variations as are required or permitted by the Indenture; and

WHEREAS, the Company has determined to issue and deliver, and the Trustee shall authenticate, the series of Securities (as defined in the Indenture) designated as the Company’s (i) 1.625% Notes due 2017 (the “2017 Notes”), (ii) 2.875% Notes due 2022 (the “2022 Notes”) and (iii) 4.375% Notes due 2042 (the “2042 Notes,” and collectively with the 2017 Notes and the 2022 Notes, the “Notes”) pursuant to the terms of this First Supplemental Indenture and substantially in the form as herein set forth, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture and this First Supplemental Indenture.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises stated herein and the purchase of the Notes by the Holders thereof, the parties hereto hereby enter into this First Supplemental Indenture, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Certain Terms Defined in the Indenture.

For purposes of this First Supplemental Indenture, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as amended and supplemented hereby.

Section 1.2                                    Definitions.

For the benefit of the Holders of the Notes, Section 101 of the Indenture shall be amended by adding or substituting, as applicable, the following new definitions:

“Comparable Treasury Issue” means, with respect to each series of Notes, the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of such series.

“Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of three Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Global Notes” means, with respect to each series of the Notes, individually and collectively, each of the Notes in the form of global Securities registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A, Exhibit B or Exhibit C attached hereto, as applicable.

“Make-Whole Amount” means, with respect to the optional redemption of a series of Notes provided for in Section 2.5 of this First Supplemental Indenture, the greater of (1) 100% of the principal amount of the Notes of the applicable series to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes of the applicable series being redeemed (not including unpaid interest, if any, accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.15% in the case of the 2017 Notes, 0.20% in the case of the 2022 Notes and 0.25% in the case of the 2042 Notes being redeemed.

“Maturity Date” means, with respect to any Note of any series, the Stated Maturity Date or the Redemption Date of such Note.

“Quotation Agent” means any Reference Treasury Dealer appointed by the Company.

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“Reference Treasury Dealer” means (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealers selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Relevant Date” means, in respect of any payment on any Note of any series, the date on which such payment first becomes due and payable, but if the full amount of the monies payable has not been received by the Trustee or, as the case may be, a Paying Agent on or prior to such due date, the Relevant Date means the first date on which, the full amount of such monies having been so received and being available for payment to Holders of Notes of such series, notice to that effect has been duly given to such Holders.

“Relevant Taxing Jurisdiction” means the United States, Switzerland or the jurisdiction of organization or residency for tax purposes of any successor Person to the Company or the Guarantor (or any political subdivision or authority of or in any such jurisdiction), as the case may be.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent or interpolated (on a day-count basis) yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

ARTICLE II

FORM AND TERMS OF THE NOTES

Section 2.1                                    Form and Dating.

(a)                                 Form of Notes. The 2017 Notes, the 2022 Notes and the 2042 Notes and the Trustee’s certificate of authentication for each such series shall be substantially in the form of Exhibit A, Exhibit B and Exhibit C, respectively, attached hereto. Each series of Notes shall be executed on behalf of the Company by two of the officers of the Company specified in Section 303 of the Indenture. Each series of Notes may have notations, legends or endorsements required by law, stock exchange rules or usage. Each Note shall be dated the date of its authentication. The Notes and any beneficial interest in the Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

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The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Indenture as supplemented by this First Supplemental Indenture; and the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

(b)                                 Global Notes. Each series of Notes designated herein shall be issued initially in the form of one or more fully-registered permanent global Securities, which shall be held by the Trustee as custodian for The Depository Trust Company, New York, New York (the “Depositary”), and registered in the name of Cede & Co., the Depositary’s nominee, duly executed by the Company and authenticated by the Trustee. The aggregate principal amount outstanding of Notes of any series represented by a global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee as hereinafter provided.

Unless and until the Global Notes are exchanged in whole or in part for the individual Notes represented thereby pursuant to Section 305 of the Indenture, such Global Notes may not be transferred except as a whole by the Depositary to its nominee or by its nominee to the Depositary or another nominee of the Depositary or by the Depositary or any of its nominees to a successor depositary or any nominee of such successor depositary. Upon the occurrence of the events specified in Section 305 of the Indenture in relation thereto, the Company shall execute, and the Trustee shall, upon receipt of a Company Order for authentication, authenticate and deliver, Notes in definitive form in an aggregate principal amount equal to the principal amount of the Global Notes in exchange for such Global Note.

(c)                                  Book-Entry Provisions. This Section 2.1(c) shall apply only to the Global Notes deposited with or on behalf of the Depositary.

The Company shall execute and the Trustee shall, in accordance with this Section 2.1(c), authenticate and deliver the Global Notes that shall be registered in the name of the Depositary or the nominee of the Depositary and shall be held by the Trustee as custodian for the Depositary.

Participants of the Depositary shall have no rights either under the Indenture or with respect to any Global Notes. The Depositary or its nominee, as applicable, shall be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes under the Indenture. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee, as applicable, or impair, as between the Depositary and its participants, the operation of customary practices of such Depositary governing the exercise of the rights of an owner of a beneficial interest in the Global Notes.

(d)                                 Definitive Notes. Definitive Notes issued in physical, certificated form, registered in the name of the beneficial owner thereof, shall be substantially in the form of Exhibit A, Exhibit B or Exhibit C attached hereto, as applicable, but without including the text referred to therein as applying only to Global Notes. Except as provided above in subsection (b),

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owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of definitive Notes.

(e)                                  Transfer and Exchange of the Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the Indenture and the procedures of the Depositary therefor. Beneficial interests in the Global Notes may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Global Notes.

(f)                                   Paying Agent. The Company appoints the Trustee as the initial agent of the Company for the payment of the principal of (and premium, if any) and interest on and any Additional Amounts with respect to the Notes, and the Corporate Trust Office of the Trustee in The City of New York, New York, shall be and hereby is, designated as the Agency where the Notes may be presented for payment and where notices to or demands upon the Company in respect of the Notes and this First Supplemental Indenture and the Indenture pursuant to which the Notes are to be issued may be made.

Section 2.2                                    Certain Terms of the 2017 Notes.

The following terms relating to the 2017 Notes are hereby established:

(a)                                 Title. The 2017 Notes shall constitute the series of Securities having the title “1.625% Notes due 2017.”

(b)                                 Principal Amount. The aggregate principal amount of the 2017 Notes that may be initially authenticated and delivered under the Indenture (except for 2017 Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other 2017 Notes pursuant to Sections 304, 305, 306, 905 or 1107 of the Indenture) shall be FIVE HUNDRED MILLION DOLLARS ($500,000,000). The Company may, from time to time, without notice to, or the consent of, the Holders of 2017 Notes, issue and sell additional Securities (“Additional 2017 Securities”) ranking equally and ratably with, and having the same interest rate, maturity and other terms as, the 2017 Notes originally issued hereunder (other than the issue date, and to the extent applicable, issue price, initial interest payment date and initial date of interest accrual of such Additional 2017 Securities). Any such Additional 2017 Securities, if the Company so determines, shall be consolidated, and constitute a single series of Securities with such originally issued 2017 Notes for all purposes under the Indenture, including voting, provided that any such Additional 2017 Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding 2017 Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

(c)                                  Stated Maturity Date. The entire outstanding principal of the 2017 Notes shall be payable on May 8, 2017.

(d)                                 Interest Rate. The rate at which the 2017 Notes shall bear interest shall be 1.625% per annum, computed on the basis of a 360-day year comprised of twelve 30-day months; the date from which interest shall accrue on the 2017 Notes shall be May 8, 2012, or the most recent Interest Payment Date to which interest has been paid or duly provided for; the Interest Payment Dates for the 2017 Notes shall be May 8 and November 8 of each year,

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commencing on November 8, 2012; the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will be paid, in immediately available funds, to the Persons in whose names the 2017 Notes (or one or more Predecessor Securities) are registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day) preceding such Interest Payment Date. Any such interest not punctually paid or duly provided for shall forthwith cease to be payable to the respective Holders on such Regular Record Date, and such defaulted interest may be paid to the Persons in whose names the 2017 Notes (or one or more Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Trustee, notice whereof shall be given to Holders of 2017 Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with requirements of any securities exchange on which the 2017 Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2017 Notes will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2017 Notes due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of 2017 Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

(e)                                  Currency. The currency of denomination of the 2017 Notes is Dollars. Payment of principal of and interest and premium, if any, on, and any Additional Amounts with respect to, the 2017 Notes will be made in Dollars.

Section 2.3                                    Certain Terms of the 2022 Notes.

The following terms relating to the 2022 Notes are hereby established:

(a)                                 Title. The 2022 Notes shall constitute the series of Securities having the title “2.875% Notes due 2022.”

(b)                                 Principal Amount. The aggregate principal amount of the 2022 Notes that may be initially authenticated and delivered under the Indenture (except for 2022 Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other 2022 Notes pursuant to Sections 304, 305, 306, 905 or 1107 of the Indenture) shall be ONE BILLION TWO HUNDRED FIFTY MILLION DOLLARS ($1,250,000,000). The Company may, from time to time, without notice to, or the consent of, the Holders of 2022 Notes, issue and sell additional Securities (“Additional 2022 Securities”) ranking equally and ratably with, and having the same

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interest rate, maturity and other terms as, the 2022 Notes originally issued hereunder (other than the issue date, and to the extent applicable, issue price, initial interest payment date and initial date of interest accrual of such Additional 2022 Securities). Any such Additional 2022 Securities, if the Company so determines, shall be consolidated, and constitute a single series of Securities with such originally issued 2022 Notes for all purposes under the Indenture, including voting, provided that any such Additional 2022 Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding 2022 Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

(c)                                  Stated Maturity Date. The entire outstanding principal of the 2022 Notes shall be payable on May 8, 2022.

(d)                                 Interest Rate. The rate at which the 2022 Notes shall bear interest shall be 2.875% per annum, computed on the basis of a 360-day year comprised of twelve 30-day months; the date from which interest shall accrue on the 2022 Notes shall be May 8, 2012, or the most recent Interest Payment Date to which interest has been paid or duly provided for; the Interest Payment Dates for the 2022 Notes shall be May 8 and November 8 of each year, commencing on November 8, 2012; the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will be paid, in immediately available funds, to the Persons in whose names the 2022 Notes (or one or more Predecessor Securities) are registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day) preceding such Interest Payment Date. Any such interest not punctually paid or duly provided for shall forthwith cease to be payable to the respective Holders on such Regular Record Date, and such defaulted interest may be paid to the Persons in whose names the 2022 Notes (or one or more Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Trustee, notice whereof shall be given to Holders of 2022 Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with requirements of any securities exchange on which the 2022 Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2022 Notes will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2022 Notes due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of 2022 Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

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(e)                                  Currency. The currency of denomination of the 2022 Notes is Dollars. Payment of principal of and interest and premium, if any, on, and any Additional Amounts with respect to, the 2022 Notes will be made in Dollars.

Section 2.4                                    Certain Terms of the 2042 Notes.

The following terms relating to the 2042 Notes are hereby established:

(a)                                 Title. The Notes shall constitute the series of Securities having the title “4.375% Notes due 2042.”

(b)                                 Principal Amount. The aggregate principal amount of the 2042 Notes that may be initially authenticated and delivered under the Indenture (except for 2042 Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other 2042 Notes pursuant to Sections 304, 305, 306, 905 or 1107 of the Indenture) shall be SEVEN HUNDRED FIFTY MILLION DOLLARS ($750,000,000). The Company may, from time to time, without notice to, or the consent of, the Holders of 2042 Notes, issue and sell additional Securities (“Additional 2042 Securities”) ranking equally and ratably with, and having the same interest rate, maturity and other terms as, the 2042 Notes originally issued hereunder (other than the issue date, and to the extent applicable, issue price, initial interest payment date and initial date of interest accrual of such Additional 2042 Securities). Any such Additional 2042 Securities, if the Company so determines, shall be consolidated, and constitute a single series of Securities with such originally issued 2042 Notes for all purposes under the Indenture, including voting, provided that any such Additional 2042 Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding 2042 Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

(c)                                  Stated Maturity Date. The entire outstanding principal of the 2042 Notes shall be payable on May 8, 2042.

(d)                                 Interest Rate. The rate at which the 2042 Notes shall bear interest shall be 4.375% per annum, computed on the basis of a 360-day year comprised of twelve 30-day months; the date from which interest shall accrue on the 2042 Notes shall be May 8, 2012, or the most recent Interest Payment Date to which interest has been paid or duly provided for; the Interest Payment Dates for the 2042 Notes shall be May 8 and November 8 of each year, commencing on November 8, 2012; the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will be paid, in immediately available funds, to the Persons in whose names the 2042 Notes (or one or more Predecessor Securities) are registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day) preceding such Interest Payment Date. Any such interest not punctually paid or duly provided for shall forthwith cease to be payable to the respective Holders on such Regular Record Date, and such defaulted interest may be paid to the Persons in whose names the 2042 Notes (or one or more Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Trustee, notice whereof shall be given to Holders of 2042 Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with requirements of any securities exchange on which the 2042 Notes may be

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listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2042 Notes will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, the 2042 Notes due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of 2042 Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

(e)                                  Currency. The currency of denomination of the 2042 Notes is Dollars. Payment of principal of and interest and premium, if any, on, and any Additional Amounts with respect to, the 2042 Notes will be made in Dollars.

Section 2.5                                    Optional Make-Whole Redemption.

(a)                                 Applicability of Article Eleven. The provisions of Article Eleven of the Indenture shall apply to each series of the Notes, as supplemented or amended by Sections 2.5 (b) and 2.7 below.

(b)                                 Redemption Price. The Company may redeem any series of Notes prior to the Stated Maturity Date of such Notes, at its option, at any time in whole or from time to time in part, at a Redemption Price equal to the Make Whole Amount, plus (i) unpaid interest, if any, accrued to, but not including, the Redemption Date and (ii) Additional Amounts, if any. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date that falls on or prior to the Redemption Date to the Holders of the Notes of the applicable series as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

Section 2.6                                    Payment of Additional Amounts.

(a)                                 Obligation and Exceptions. All payments by the Company in respect of the Notes of any series shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax (collectively, “Taxes”), unless the withholding or deduction of the Taxes is required by law.

If the withholding or deduction of Taxes in respect of Notes of any series is required by law, the Company will pay such additional amounts (“Additional Amounts”) as may be

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necessary in order that the net amount received by each Holder of a Note of such series after such withholding or deduction is equal to the amount that would have been receivable in respect of such Note in the absence of such withholding or deduction; provided, however, that no such Additional Amounts shall be payable in respect of any such Note:

(1)                                 to a Holder or beneficial owner of such Note who is liable for such Taxes by reason of the existence of any present or former connection between such Holder or beneficial owner and the United States (other than the mere receipt of such payment or ownership or holding of such Notes);

(2)                                 to a Holder or beneficial owner of such Note to the extent that such holder or beneficial owner would not have been liable or subject to the withholding or deduction had it complied with any applicable certification, identification or other reporting requirements under statute or regulations concerning the nationality, residence or identity of such Holder or beneficial owner or its connection (or lack thereof) with the United States, if such compliance is required by statute or by regulations of the United States as a precondition to relief or exemption from such Taxes;

(3)                                 on account of U.S. backup withholding taxes imposed by Section 3406 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or Treasury regulations promulgated thereunder, or any withholding taxes imposed by Sections 1471 through 1474 of the Code or Treasury regulations promulgated thereunder;

(4)                                 if presented for payment (where presentation is required) more than 30 days after the Relevant Date, except to the extent that a Holder or beneficial owner of such Note would have been entitled to such Additional Amounts if it had presented such Note on the last day of such period of 30 days assuming that day to have been a day on which the holder or beneficial owner of such Note is entitled to receive payment in accordance with the Note, the Indenture and this First Supplemental Indenture;

(5)                                 if the Holder or beneficial owner of such Note is a fiduciary, partnership or other entity that is not the sole beneficial owner of the payment, and the laws of the United States require the payment to be included in the income of a beneficiary, partner or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder or sole beneficial owner of such Note; or

(6)                                 on account of any estate, inheritance, gift, sales, transfer, wealth or personal property tax or any similar tax, duty, assessment or governmental charge;

(7)                                 on account of any Taxes that are payable otherwise than by withholding by the Company, or by a Paying Agent, from the payment of the amount payable

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(whether in respect of principal, redemption amount or interest) in respect of such Note; or

(8)                                 where such withholding or deduction is payable for any combination of (1) through (7) above.

(b) No Express Mention of Additional Amounts Not Exclusion Thereof. Whenever in the Indenture, this First Supplemental Indenture or the Notes there is mentioned, in any context, the payment of principal, premium, if any, or interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof, and express mention of the payment of Additional Amounts in any provision of the Indenture, this First Supplemental Indenture or the Notes shall not be construed as excluding Additional Amounts in those provisions of the Indenture, this First Supplemental Indenture or the Notes where such express mention is not made.

Section 2.7                                    Optional Tax Redemption.

(a)                                 Redemption Price and Conditions. The Company may redeem the Notes of any series prior to the Stated Maturity Date of Notes of such series, at its option, in whole but not in part, at a Redemption Price equal to 100% of their principal amount plus (i) unpaid interest accrued thereon to, but not including, the Redemption Date and (ii) Additional Amounts, if any, if, as a result of:

(1)                                 any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation; or

(2)                                 any change in the existing official position or the stating of an official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment becomes effective (or with respect to official position, is announced) on or after the date of issuance of the Notes of such series (or in the case of a successor Person to the Company or the Guarantor, on or after the date of succession), the Company or the Guarantor, as the case may be, is, or on the next succeeding Interest Payment Date will be, obligated to pay any Additional Amounts in respect of taxes, duties, assessments or governmental charges of whatever nature on any payment made or to be made on any Note of such series or the Guarantee (in relation to such Notes), and such requirement cannot be avoided by the taking of reasonable measures by the Company or the Guarantor, as the case may be. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date that falls on or prior to the Redemption Date to the Holders of the Notes of such series as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

(b)                                 Deliverables. Prior to the mailing of any notice of redemption of the Notes of any series in connection with a redemption under this 2.7, the Company or the Guarantor, as the case may be, will deliver to the Trustee at least 5 days but not more than 30 days before the mailing of

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any such notice of redemption of the Notes, an Officers’ Certificate stating that a change or amendment referred to in the prior paragraph has occurred and that the requirement to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company or the Guarantor, as the case may be. The Trustee will accept such certificate as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it will be conclusive and binding on the Holders of the Notes of such series.

ARTICLE III

GUARANTEE

Section 3.1                                    Applicability of Guarantee.

The Notes are guaranteed by the Guarantor on the terms set forth in the Guarantee.

ARTICLE IV

MISCELLANEOUS

Section 4.1                                    Relationship with Indenture.

The terms and provisions contained in the Indenture will constitute, and are hereby expressly made, a part of this First Supplemental Indenture. However, to the extent any provision of the Indenture conflicts with the express provisions of this First Supplemental Indenture, the provisions of this First Supplemental Indenture will govern and be controlling.

Section 4.2                                    Trust Indenture Act Controls.

If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this First Supplemental Indenture by the Trust Indenture Act, the required provision shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this First Supplemental Indenture as so modified or to be excluded, as the case may be.

Section 4.3                                    Governing Law.

This First Supplemental Indenture, the Notes and the Guarantee shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401.

Section 4.4                                    Multiple Counterparts.

The parties may sign multiple counterparts of this First Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same First Supplemental Indenture.

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Section 4.5                                    Severability.

Each provision of this First Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this First Supplemental Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

Section 4.6                                    Ratification.

The Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed. The Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this First Supplemental Indenture supersede any conflicting provisions included in the Indenture unless not permitted by law. The Trustee accepts the trusts created by the Indenture, as supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this First Supplemental Indenture. The recitals and statement contained herein and in the Notes shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or the Notes. The Trustee shall not be accountable for the use or application by the Company of the Notes or the proceeds thereof.

Section 4.7                                    Headings.

The Section headings in this First Supplemental Indenture are for convenience only and shall not affect the construction thereof.

Section 4.8                                    Effectiveness.

The provisions of this First Supplemental Indenture shall become effective as of the date hereof.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

ABB FINANCE (USA) INC.,
as Issuer

By:	/s/ Daniel Hagmann
Name: Daniel Hagmann
Title: President

By:	/s/ E. Barry Lyon
Name: E. Barry Lyon
Title: Secretary

ABB LTD,
as Guarantor

By:	/s/ Michel Demaré
Name: Michel Demaré
Title: Chief Financial Officer and Executive Vice President

By:	/s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and Chief Counsel Corporate & Finance

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Trustee

By:	Deutsche Bank National Trust Company

By:	/s/ Wanda Camacho
Name: Wanda Camacho
Title: Vice President

By:	/s/ Rodney Gaughan
Name: Rodney Gaughan
Title: Vice President

ABB FINANCE (USA) INC.

1.625% Note due 2017

REGISTERED	PRINCIPAL AMOUNT: $[•]
No. R-[•]

CUSIP:           00037B AA0

ISIN:          US00037BAA08

ABB FINANCE (USA) INC., a Delaware corporation (herein called the “Company,” which term includes any successor Person or Substituted Debtor under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal amount of [•] DOLLARS ($[•]) on May 8, 2017 (the “Stated Maturity Date”) (unless redeemed on any date fixed for redemption (the “Redemption Date”) prior to the Stated Maturity Date in accordance with the terms of this Note and the Indenture) (the Stated Maturity Date and the Redemption Date is hereinafter referred to as the “Maturity Date” with respect to the principal repayable on such date) and to pay interest on the outstanding principal amount of this Note from [May 8, 2012](1) or from the most recent Interest Payment Date to which interest has been paid or duly provided for semi-annually in arrears on May 8 and November 8, commencing on [November 8, 2012](2) (each, an “Interest Payment Date”), and on the Maturity Date, at the rate of 1.625% per annum, until said principal amount is paid or duly provided for. Interest on this Note will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Payment of Interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, as provided in the Indenture, be paid, in immediately available funds, to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the fifteenth calendar day (whether or not a Business Day, as defined in the Indenture), as the case may be, immediately preceding such Interest Payment Date (the “Regular Record Date”). Any such interest not punctually paid or duly provided for on an Interest Payment Date (“Defaulted Interest”) will forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

Place of Payment. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will

(1) Insert appropriate date in the case of a re-opening of the Notes.

(2) Insert appropriate date in the case of a re-opening of the Notes.

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make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

Time of Payment. If an Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or the Maturity Date, as the case may be, and no additional interest shall accrue on such payment as a result of payment on such next succeeding Business Day.

General. This Note is one of a duly authorized issue of Securities of the Company, issued and to be issued in one or more series under an indenture (the “Base Indenture”), dated as of May 8, 2012, between the Company, ABB Ltd, as guarantor (the “Guarantor”) and Deutsche Bank Trust Company Americas, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part), as supplemented by a First Supplemental Indenture thereto, dated as of May 8, 2012 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), among the Company, the Guarantor and the Trustee. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as “1.625% Notes due 2017” (collectively, the “Notes”), limited, except as specified below, in aggregate principal amount to FIVE HUNDRED MILLION DOLLARS ($500,000,000). To the extent the terms of this Note conflict with the terms of the Indenture, the terms of this Note shall govern.

Further Issuance. The Company may, from time to time, without notice to, or the consent of, the Holders of the Notes, issue additional Securities ranking equally and ratably with and having the same interest rate, maturity and other terms as the originally issued Notes (other than issue date and, to the extent applicable, issue price, initial Interest Payment Date and initial date of interest accrual). Any such additional Securities, if the Company so determines, will be consolidated, and constitute a single series of Securities, with the originally issued Notes for all purposes; provided, however, that any such additional Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared, and in certain cases shall

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automatically become, due and payable in the manner and with the effect provided in the Indenture.

Sinking Fund. The Notes are not subject to any sinking fund.

Optional Make-Whole Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, at any time in whole or from time to time in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at the Make-Whole Amount, plus (i) unpaid interest, if any, accrued on the principal amount of the Notes being redeemed to, but not including, the Redemption Date and (ii) Additional Amounts, if any. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods, as the Trustee shall deem fair and appropriate. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of this Note.

Payment of Additional Amounts. Subject to certain exceptions set forth in the First Supplemental Indenture and the Guarantee, as the case may be, if any taxes, assessments or other governmental charges are imposed by the United States (in the case of payments made by the Company), Switzerland (in the case of payments made by the Guarantor under the Guarantee) or any political subdivision or governmental authority thereof or therein, as the case may be, in respect of any payments on this Note or the Guarantee, the Company or the Guarantor, as applicable, shall pay to the Holder thereof, pursuant to the Indenture and this Note or the Guarantee, as the case may be, such Additional Amounts as may be necessary in order that the net amount received by the Holder of this Note after any withholding or deduction for, or on account of, any such taxes, duties, assessments or other governmental charges is equal to the amount that would have been receivable in respect of this Note in the absence of such withholding or deduction. Under the Indenture, a successor Person to the Company (including a Substituted Debtor) or the Guarantor, as applicable, that is organized in the United States (in the case of a successor Person to the Company) or Switzerland (in the case of a successor Person to the Guarantor) or any political subdivision or governmental authority thereof or therein, will be subject to the obligation referred to in the preceding sentence. In addition, a successor Person that is not organized in the applicable jurisdiction is, in connection with such succession, required to agree to make all payments in respect of the Outstanding Notes free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of such successor Person or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case such successor Person shall also be required to agree to pay such Additional Amounts as may be necessary in order that the net amount received by each Holder of Outstanding Notes after such withholding or deduction is equal to the amount that would have been receivable in respect of each such Note in the absence of such withholding or deduction,

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Optional Tax Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at a redemption price equal to 100% of the principal amount thereof plus (i) unpaid interest, if any, accrued thereon to, but not including, the Redemption Date and (ii) Additional Amounts, if any, in the event that the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of certain changes or amendments to the laws or official positions of the Relevant Taxing Jurisdiction, as set forth in the First Supplemental Indenture, and the Company or the Guarantor, as applicable, cannot avoid such obligation by taking reasonable measures available to it. Notwithstanding the foregoing, the Company shall pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

Satisfaction and Discharge. The Indenture contains provisions where, upon the Company’s direction and satisfaction of certain conditions, the Indenture shall cease to be of further effect with respect to the Notes, subject to the survival of specified provisions of the Indenture, including the Company’s obligation to pay Additional Amounts (and the Guarantor’s obligation under the Guarantee to pay Additional Amounts) in respect of such Notes to the extent described in the Indenture, which provisions apply to this Note.

Defeasance and Covenant Defeasance. The Indenture contains provisions for defeasance at any time of certain obligations of the Company under this Note and the Indenture, and certain obligations of the Guarantor under the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the Holders of the Securities. Such amendment and modification may be effected under the Indenture at any time by the Company, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected thereby (voting as separate classes). The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of the Holders of all Outstanding Securities of such series, to waive compliance by the Company with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series to waive, on behalf of the Holders of all Outstanding Securities of such series, certain past defaults under the Indenture and their consequences. Any such consent or waiver in respect of the Notes shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and premium, if any, and interest on, and any Additional

19

Amounts with respect to, this Note at the time, place, and rate, and in the coin or currency, herein prescribed.

Limitation on Suits. As set forth in, and subject to, the provisions of the Indenture, no Holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of at least 25% in aggregate principal amount of the Outstanding Notes, as well as an offer of indemnity or security reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Notes. Notwithstanding any other provision of the Indenture, each Holder of a Note will have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest on, and any Additional Amounts in respect of, such Note on the respective due dates therefor and to institute suit for the enforcement therefor, and this right shall not be impaired without the consent of such Holder.

Authorized Denominations. The Notes are issuable only in registered form without coupons in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the register of the Notes maintained by the Security Registrar upon surrender of this Note for registration of transfer, at the Office or Agency in any Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.

Guarantee. Payment of this Note is fully and unconditionally guaranteed by the Guarantor pursuant to the Guarantee issued pursuant to the Base Indenture. The Guarantee may be modified in accordance with the terms of the Base Indenture.

20

Defined Terms. All terms used in this Note, which are defined in the Indenture and are not otherwise defined herein, shall have the meanings assigned to them in the Indenture.

Governing Law. The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

21

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: May [•], 2012

ABB FINANCE (USA) INC..

By:
Name:
Title:

By:
Name:
Title:

22

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

DEUTSCHE BANK TRUST COMPANY
AMERICAS, as Trustee

By: Deutsche Bank National Trust Company

By:

Dated: May [•], 2012

A-1

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(Please print or typewrite name and address,

including postal zip code, of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints to transfer said Note on the books of the Trustee, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee

A-2

EXHIBIT B

Form of 2.875% Note due 2022

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH A SUCCESSOR DEPOSITARY.

ABB FINANCE (USA) INC.

2.875% Note due 2022

REGISTERED	PRINCIPAL AMOUNT: $[•]
No. R-[•]

CUSIP: 00037B AB8

ISIN: US00037BAB80

ABB FINANCE (USA) INC., a Delaware corporation (herein called the “Company,” which term includes any successor Person or Substituted Debtor under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal amount of [•] DOLLARS ($[•]) on May 8, 2022 (the “Stated Maturity Date”) (unless redeemed on any date fixed for redemption (the “Redemption Date”) prior to the Stated Maturity Date in accordance with the terms of this Note and the Indenture) (the Stated Maturity Date and the Redemption Date is hereinafter referred to as the “Maturity Date” with respect to the principal repayable on such date) and to pay interest on the outstanding principal amount of this Note from [May 8, 2012](3) or from the most recent Interest Payment Date to which interest has been paid or duly provided for semi-annually in arrears on May 8 and November 8, commencing on [November 8, 2012](4) (each, an “Interest Payment Date”), and on the Maturity Date, at the rate of 2.875% per annum, until said principal amount is paid or duly provided for. Interest on this Note will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Payment of Interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, as provided in the Indenture, be paid, in immediately available funds, to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the fifteenth calendar day (whether or not a Business Day, as defined in the Indenture), as the case may be, immediately preceding such Interest Payment Date (the “Regular Record Date”). Any such interest not punctually paid or duly provided for on an Interest Payment Date (“Defaulted Interest”) will forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

Place of Payment. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will

(3) Insert appropriate date in the case of a re-opening of the Notes.

(4) Insert appropriate date in the case of a re-opening of the Notes.

4

make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

Time of Payment. If an Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or the Maturity Date, as the case may be, and no additional interest shall accrue on such payment as a result of payment on such next succeeding Business Day.

General. This Note is one of a duly authorized issue of Securities of the Company, issued and to be issued in one or more series under an indenture (the “Base Indenture”), dated as of May 8, 2012, between the Company, ABB Ltd, as guarantor (the “Guarantor”) and Deutsche Bank Trust Company Americas, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part), as supplemented by a First Supplemental Indenture thereto, dated as of May 8, 2012 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), among the Company, the Guarantor and the Trustee. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as “2.875% Notes due 2022” (collectively, the “Notes”), limited, except as specified below, in aggregate principal amount to ONE BILLION, TWO HUNDRED AND FIFTY MILLION DOLLARS ($1,250,000,000). To the extent the terms of this Note conflict with the terms of the Indenture, the terms of this Note shall govern.

Further Issuance. The Company may, from time to time, without notice to, or the consent of, the Holders of the Notes, issue additional Securities ranking equally and ratably with and having the same interest rate, maturity and other terms as the originally issued Notes (other than issue date and, to the extent applicable, issue price, initial Interest Payment Date and initial date of interest accrual). Any such additional Securities, if the Company so determines, will be consolidated, and constitute a single series of Securities, with the originally issued Notes for all purposes; provided, however, that any such additional Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared, and in certain cases shall

5

automatically become, due and payable in the manner and with the effect provided in the Indenture.

Sinking Fund. The Notes are not subject to any sinking fund.

Optional Make-Whole Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, at any time in whole or from time to time in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at the Make-Whole Amount, plus (i) unpaid interest, if any, accrued on the principal amount of the Notes being redeemed to, but not including, the Redemption Date and (ii) Additional Amounts, if any. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods, as the Trustee shall deem fair and appropriate. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of this Note.

Payment of Additional Amounts. Subject to certain exceptions set forth in the First Supplemental Indenture and the Guarantee, as the case may be, if any taxes, assessments or other governmental charges are imposed by the United States (in the case of payments made by the Company), Switzerland (in the case of payments made by the Guarantor under the Guarantee) or any political subdivision or governmental authority thereof or therein, as the case may be, in respect of any payments on this Note or the Guarantee, the Company or the Guarantor, as applicable, shall pay to the Holder thereof, pursuant to the Indenture and this Note or the Guarantee, as the case may be, such Additional Amounts as may be necessary in order that the net amount received by the Holder of this Note after any withholding or deduction for, or on account of, any such taxes, duties, assessments or other governmental charges is equal to the amount that would have been receivable in respect of this Note in the absence of such withholding or deduction. Under the Indenture, a successor Person to the Company (including a Substituted Debtor) or the Guarantor, as applicable, that is organized in the United States (in the case of a successor Person to the Company) or Switzerland (in the case of a successor Person to the Guarantor) or any political subdivision or governmental authority thereof or therein, will be subject to the obligation referred to in the preceding sentence. In addition, a successor Person that is not organized in the applicable jurisdiction is, in connection with such succession, required to agree to make all payments in respect of the Outstanding Notes free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of such successor Person or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case such successor Person shall also be required to agree to pay such Additional Amounts as may be necessary in order that the net amount received by each Holder of Outstanding Notes after such withholding or deduction is equal to the amount that would have been receivable in respect of each such Note in the absence of such withholding or deduction,

6

Optional Tax Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at a redemption price equal to 100% of the principal amount thereof plus (i) unpaid interest, if any, accrued thereon to, but not including, the Redemption Date and (ii) Additional Amounts, if any, in the event that the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of certain changes or amendments to the laws or official positions of the Relevant Taxing Jurisdiction, as set forth in the First Supplemental Indenture, and the Company or the Guarantor, as applicable, cannot avoid such obligation by taking reasonable measures available to it. Notwithstanding the foregoing, the Company shall pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

Satisfaction and Discharge. The Indenture contains provisions where, upon the Company’s direction and satisfaction of certain conditions, the Indenture shall cease to be of further effect with respect to the Notes, subject to the survival of specified provisions of the Indenture, including the Company’s obligation to pay Additional Amounts (and the Guarantor’s obligation under the Guarantee to pay Additional Amounts) in respect of such Notes to the extent described in the Indenture, which provisions apply to this Note.

Defeasance and Covenant Defeasance. The Indenture contains provisions for defeasance at any time of certain obligations of the Company under this Note and the Indenture, and certain obligations of the Guarantor under the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the Holders of the Securities. Such amendment and modification may be effected under the Indenture at any time by the Company, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected thereby (voting as separate classes). The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of the Holders of all Outstanding Securities of such series, to waive compliance by the Company with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series to waive, on behalf of the Holders of all Outstanding Securities of such series, certain past defaults under the Indenture and their consequences. Any such consent or waiver in respect of the Notes shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and premium, if any, and interest on, and any Additional

7

Amounts with respect to, this Note at the time, place, and rate, and in the coin or currency, herein prescribed.

Limitation on Suits. As set forth in, and subject to, the provisions of the Indenture, no Holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of at least 25% in aggregate principal amount of the Outstanding Notes, as well as an offer of indemnity or security reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Notes. Notwithstanding any other provision of the Indenture, each Holder of a Note will have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest on, and any Additional Amounts in respect of, such Note on the respective due dates therefor and to institute suit for the enforcement therefor, and this right shall not be impaired without the consent of such Holder.

Authorized Denominations. The Notes are issuable only in registered form without coupons in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the register of the Notes maintained by the Security Registrar upon surrender of this Note for registration of transfer, at the Office or Agency in any Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.

Guarantee. Payment of this Note is fully and unconditionally guaranteed by the Guarantor pursuant to the Guarantee issued pursuant to the Base Indenture. The Guarantee may be modified in accordance with the terms of the Base Indenture.

8

Defined Terms. All terms used in this Note, which are defined in the Indenture and are not otherwise defined herein, shall have the meanings assigned to them in the Indenture.

Governing Law. The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

9

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: May [•], 2012

ABB FINANCE (USA) INC..

By:
Name:
Title:

By:
Name:
Title:

10

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

DEUTSCHE BANK TRUST COMPANY
AMERICAS, as Trustee

By: Deutsche Bank National Trust Company

By:

Dated: May [•], 2012

B-1

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(Please print or typewrite name and address,

including postal zip code, of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints to transfer said Note on the books of the Trustee, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee

B-2

EXHIBIT C

Form of 4.375% Note due 2042

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH A SUCCESSOR DEPOSITARY.

ABB FINANCE (USA) INC.

4.375% Note due 2042

REGISTERED	PRINCIPAL AMOUNT: $[•]
No. R-[•]

CUSIP: 00037B AC6

ISIN: US00037BAC63

ABB FINANCE (USA) INC., a Delaware corporation (herein called the “Company,” which term includes any successor Person or Substituted Debtor under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal amount of [•] DOLLARS ($[•]) on May 8, 2042 (the “Stated Maturity Date”) (unless redeemed on any date fixed for redemption (the “Redemption Date”) prior to the Stated Maturity Date in accordance with the terms of this Note and the Indenture) (the Stated Maturity Date and the Redemption Date is hereinafter referred to as the “Maturity Date” with respect to the principal repayable on such date) and to pay interest on the outstanding principal amount of this Note from [May 8, 2012](5) or from the most recent Interest Payment Date to which interest has been paid or duly provided for semi-annually in arrears on May 8 and November 8, commencing on [November 8, 2012](6) (each, an “Interest Payment Date”), and on the Maturity Date, at the rate of 4.375% per annum, until said principal amount is paid or duly provided for. Interest on this Note will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Payment of Interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, as provided in the Indenture, be paid, in immediately available funds, to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the fifteenth calendar day (whether or not a Business Day, as defined in the Indenture), as the case may be, immediately preceding such Interest Payment Date (the “Regular Record Date”). Any such interest not punctually paid or duly provided for on an Interest Payment Date (“Defaulted Interest”) will forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

Place of Payment. Payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note will be made at the Corporate Trust Office of the Trustee or such other Office or Agency as may be designated by the Company for such purpose in The City of New York, in Dollars; provided, however, that the Company will

(5) Insert appropriate date in the case of a re-opening of the Notes.

(6) Insert appropriate date in the case of a re-opening of the Notes.

4

make payment of principal of, and premium, if any, and interest on, and any Additional Amounts with respect to, this Note due on the Maturity Date by wire transfer of immediately available funds against presentation and surrender at such Office or Agency, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to the Maturity Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender. The Company may, at its option, make payments of interest on an Interest Payment Date other than the Maturity Date by check mailed to each Holder of Notes entitled to receive such payment or, if appropriate written wire transfer instructions are received by the Trustee not less than 15 days prior to such Interest Payment Date, by wire transfer of immediately available funds to an account maintained by such Holder located in the United States.

Time of Payment. If an Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or the Maturity Date, as the case may be, and no additional interest shall accrue on such payment as a result of payment on such next succeeding Business Day.

General. This Note is one of a duly authorized issue of Securities of the Company, issued and to be issued in one or more series under an indenture (the “Base Indenture”), dated as of May 8, 2012, between the Company, ABB Ltd, as guarantor (the “Guarantor”) and Deutsche Bank Trust Company Americas, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part), as supplemented by a First Supplemental Indenture thereto, dated as of May 8, 2012 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), among the Company, the Guarantor and the Trustee. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as “4.375% Notes due 2042” (collectively, the “Notes”), limited, except as specified below, in aggregate principal amount to SEVEN HUNDRED AND FIFTY MILLION DOLLARS ($750,000,000). To the extent the terms of this Note conflict with the terms of the Indenture, the terms of this Note shall govern.

Further Issuance. The Company may, from time to time, without notice to, or the consent of, the Holders of the Notes, issue additional Securities ranking equally and ratably with and having the same interest rate, maturity and other terms as the originally issued Notes (other than issue date and, to the extent applicable, issue price, initial Interest Payment Date and initial date of interest accrual). Any such additional Securities, if the Company so determines, will be consolidated, and constitute a single series of Securities, with the originally issued Notes for all purposes; provided, however, that any such additional Securities that have the same CUSIP, ISIN or other identifying number of any Outstanding Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes.

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared, and in certain cases shall

5

automatically become, due and payable in the manner and with the effect provided in the Indenture.

Sinking Fund. The Notes are not subject to any sinking fund.

Optional Make-Whole Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, at any time in whole or from time to time in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at the Make-Whole Amount, plus (i) unpaid interest, if any, accrued on the principal amount of the Notes being redeemed to, but not including, the Redemption Date and (ii) Additional Amounts, if any. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods, as the Trustee shall deem fair and appropriate. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of this Note.

Payment of Additional Amounts. Subject to certain exceptions set forth in the First Supplemental Indenture and the Guarantee, as the case may be, if any taxes, assessments or other governmental charges are imposed by the United States (in the case of payments made by the Company), Switzerland (in the case of payments made by the Guarantor under the Guarantee) or any political subdivision or governmental authority thereof or therein, as the case may be, in respect of any payments on this Note or the Guarantee, the Company or the Guarantor, as applicable, shall pay to the Holder thereof, pursuant to the Indenture and this Note or the Guarantee, as the case may be, such Additional Amounts as may be necessary in order that the net amount received by the Holder of this Note after any withholding or deduction for, or on account of, any such taxes, duties, assessments or other governmental charges is equal to the amount that would have been receivable in respect of this Note in the absence of such withholding or deduction. Under the Indenture, a successor Person to the Company (including a Substituted Debtor) or the Guarantor, as applicable, that is organized in the United States (in the case of a successor Person to the Company) or Switzerland (in the case of a successor Person to the Guarantor) or any political subdivision or governmental authority thereof or therein, will be subject to the obligation referred to in the preceding sentence. In addition, a successor Person that is not organized in the applicable jurisdiction is, in connection with such succession, required to agree to make all payments in respect of the Outstanding Notes free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, collected, withheld, assessed or levied by or on behalf of the jurisdiction of organization or residence (for tax purposes) of such successor Person or any political subdivision or governmental authority thereof or therein having the power to tax, unless required by law, in which case such successor Person shall also be required to agree to pay such Additional Amounts as may be necessary in order that the net amount received by each Holder of Outstanding Notes after such withholding or deduction is equal to the amount that would have been receivable in respect of each such Note in the absence of such withholding or deduction,

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Optional Tax Redemption. The Company may redeem the Notes prior to the Stated Maturity Date, at its option, in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice to each Holder of Notes, at a redemption price equal to 100% of the principal amount thereof plus (i) unpaid interest, if any, accrued thereon to, but not including, the Redemption Date and (ii) Additional Amounts, if any, in the event that the Company or the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of certain changes or amendments to the laws or official positions of the Relevant Taxing Jurisdiction, as set forth in the First Supplemental Indenture, and the Company or the Guarantor, as applicable, cannot avoid such obligation by taking reasonable measures available to it. Notwithstanding the foregoing, the Company shall pay any interest installment due on an Interest Payment Date which occurs on or prior to the Redemption Date to the Holders of Notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

Satisfaction and Discharge. The Indenture contains provisions where, upon the Company’s direction and satisfaction of certain conditions, the Indenture shall cease to be of further effect with respect to the Notes, subject to the survival of specified provisions of the Indenture, including the Company’s obligation to pay Additional Amounts (and the Guarantor’s obligation under the Guarantee to pay Additional Amounts) in respect of such Notes to the extent described in the Indenture, which provisions apply to this Note.

Defeasance and Covenant Defeasance. The Indenture contains provisions for defeasance at any time of certain obligations of the Company under this Note and the Indenture, and certain obligations of the Guarantor under the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the Holders of the Securities. Such amendment and modification may be effected under the Indenture at any time by the Company, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected thereby (voting as separate classes). The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of the Holders of all Outstanding Securities of such series, to waive compliance by the Company with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series to waive, on behalf of the Holders of all Outstanding Securities of such series, certain past defaults under the Indenture and their consequences. Any such consent or waiver in respect of the Notes shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and premium, if any, and interest on, and any Additional

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Amounts with respect to, this Note at the time, place, and rate, and in the coin or currency, herein prescribed.

Limitation on Suits. As set forth in, and subject to, the provisions of the Indenture, no Holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of at least 25% in aggregate principal amount of the Outstanding Notes, as well as an offer of indemnity or security reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Notes. Notwithstanding any other provision of the Indenture, each Holder of a Note will have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest on, and any Additional Amounts in respect of, such Note on the respective due dates therefor and to institute suit for the enforcement therefor, and this right shall not be impaired without the consent of such Holder.

Authorized Denominations. The Notes are issuable only in registered form without coupons in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the register of the Notes maintained by the Security Registrar upon surrender of this Note for registration of transfer, at the Office or Agency in any Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.

Guarantee. Payment of this Note is fully and unconditionally guaranteed by the Guarantor pursuant to the Guarantee issued pursuant to the Base Indenture. The Guarantee may be modified in accordance with the terms of the Base Indenture.

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Defined Terms. All terms used in this Note, which are defined in the Indenture and are not otherwise defined herein, shall have the meanings assigned to them in the Indenture.

Governing Law. The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: May [•], 2012

ABB FINANCE (USA) INC..

By:
Name:
Title:

By:
Name:
Title:

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TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

DEUTSCHE BANK TRUST COMPANY
AMERICAS, as Trustee

By: Deutsche Bank National Trust Company

By:

Dated: May [•], 2012

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ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(Please print or typewrite name and address,

including postal zip code, of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints to transfer said Note on the books of the Trustee, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee

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